Exhibit 99.1

TD Bank Group Reports Third Quarter 2021 Results Report to Shareholders • Three and nine months ended July 31, 2021

The financial information in this document is reported in Canadian dollars and is based on the Bank’s unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter last year:

•	Reported diluted earnings per share were $1.92, compared with $1.21.
•	Adjusted diluted earnings per share were $1.96, compared with $1.25.
•	Reported net income was $3,545 million, compared with $2,248 million.
•	Adjusted net income was $3,628 million, compared with $2,327 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2021, compared with the corresponding period last year:

•	Reported diluted earnings per share were $5.68, compared with $3.62.
•	Adjusted diluted earnings per share were $5.83, compared with $3.76.
•	Reported net income was $10,517 million, compared with $6,752 million.
•	Adjusted net income was $10,783 million, compared with $6,998 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The third quarter reported earnings figures included the following items of note:

•	Amortization of acquired intangibles of $68 million ($61 million after-tax or 3 cents per share), compared with $63 million ($54 million after-tax or 3 cents per share) in the third quarter last year.
•	Acquisition and integration charges related to the Schwab transaction of $24 million ($22 million after-tax or 1 cent per share).

TORONTO, August 26, 2021 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the third quarter ended July 31, 2021. Reported earnings were $3.5 billion, up 58% compared with the third quarter last year, and adjusted earnings were $3.6 billion, up 56%.

“TD’s strong performance in the third quarter was supported by solid revenue growth in our Canadian and U.S. Retail businesses as economic activity and employment levels continued to improve on both sides of the border,” said Bharat Masrani, Group President and CEO, TD Bank Group. “TD’s strategy – anchored in our proven business model – enabled us once again to deliver for our shareholders, meet the needs of our customers and clients and contribute to the economic recovery, while continuing to invest in our people, technology, and capabilities.”

“While businesses and consumers are resuming some of their normal activities and more people are getting vaccinated, recent developments and new variants remind us that the global pandemic is not yet over,” added Masrani. “TD will continue to adapt in this fluid environment, adjust in real-time, and prioritize the well-being of our people and all those we serve.”

Canadian Retail

Canadian Retail reported net income was $2,125 million, an increase of 68% compared with the third quarter last year. Revenue increased 9%, supported by continued momentum in mortgage originations and deposits, strong commercial loan growth and mutual fund sales, as well as record card sales. Reported expenses increased 8%, reflecting business growth spend including volume-driven and employee-related expenses and investments in technology and marketing. Provisions for credit losses (PCL) decreased by $851 million from the prior year, reflecting lower impaired PCL and a recovery in performing PCL.

Canadian Retail continued to innovate to serve customers where and when they want. This includes a new strategic alliance with Canada Post that will see the Personal Bank provide Canadians – particularly those in rural, remote and Indigenous communities – with expanded access to financial services, and the launch of new TD Insurance tools such as mobile severe weather and safety alerts and a new digital virtual assistant. In the Commercial Bank, the acquisition of Wells Fargo’s Canadian Direct Equipment Finance business closed, delivering scaled expertise in equipment leasing and finance.

U.S. Retail

U.S. Retail net income was $1,295 million (US$1,052 million), an increase of 92% (115% in U.S. dollars) compared with the third quarter last year. The Bank’s investment in The Charles Schwab Corporation (Schwab) contributed $197 million (US$161 million) in earnings, compared with the contribution of $317 million (US$230 million) from TD Ameritrade a year ago.

The U.S. Retail Bank, which excludes the Bank’s investment in Schwab, reported record net income of $1,098 million (US$891 million), an increase of 208% (243% in U.S. dollars) from the third quarter last year. In U.S. dollars, revenue increased 5% reflecting higher non-interest income, partially offset by lower deposit margins. PCL decreased by US$729 million ($993 million) reflecting lower impaired and performing PCL. Expenses increased 2% in U.S. dollars, reflecting higher investment in the business and employee-related expenses, partially offset by productivity savings. In Canadian dollars, revenue and expenses declined 6% and 8%, respectively, primarily as a result of appreciation in the Canadian dollar since the third quarter last year.

The U.S. Retail Bank continued to support customers by expanding the tools and advice it provides, generating strong results from increased customer activity and higher personal and business deposit volumes. This quarter, TD Bank, America’s Most Convenient Bank® (TD AMCB) introduced TD Essential Banking, a low-cost, no-overdraft-fee deposit account, and announced overdraft policy changes as part of its ongoing efforts to meet evolving customer needs and provide underserved communities with affordable access to mainstream financial services and products. TD AMCB also announced the establishment of a US$100 million equity fund in support of minority-owned small businesses, further demonstrating its commitment to provide opportunity in underserved communities and help

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 1

combat racial inequities. The U.S. Retail Bank continued to invest in enhancing the customer experience, including the ability to book in-store appointments online for retail, small business and wealth services and simplifying how debit or credit cards are added to digital wallets.

Wholesale

Wholesale Banking reported net income of $330 million this quarter, a decrease of 25% compared to the third quarter last year, reflecting lower revenue, partially offset by lower PCL and lower non-interest expenses. Revenue for the quarter was $1,083 million, a decrease of 22% from a year ago, primarily reflecting lower trading-related revenue, partially offset by higher advisory fees. PCL decreased by $121 million from the prior year, reflecting lower impaired and performing PCL.

This quarter, TD Securities was named “Canada’s Best Investment Bank” by the 2021 Euromoney Awards and recognized as the 2021 Canadian FX Service Quality Leader as measured by the Greenwich Quality Index for the second year in a row. TD Securities was selected as one of two Structuring Advisors to the Government of Canada’s inaugural issuance of green bonds, reflecting leadership in the Environmental, Social and Governance (ESG) space. The Wholesale Bank continued to invest in its client-centric strategy and further extended its global reach and capabilities with the completion of TD’s acquisition of Headlands Tech Global Markets, LLC.

Capital

TD’s Common Equity Tier 1 Capital ratio was 14.5%.

Conclusion

“As we look to the future, we are committed to delivering on our purpose to enrich the lives of our customers, colleagues and communities and to contributing to an inclusive recovery for all. Each day our 90,000 colleagues around the world help make our customers’ financial aspirations a reality and I want to thank them for their dedication,” concluded Masrani.

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements” on page 4.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 2

ENHANCED DISCLOSURE TASK FORCE

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in 2012 to identify fundamental disclosure principles, recommendations and leading practices to enhance risk disclosures of banks. The index below includes the recommendations (as published by the EDTF) and lists the location of the related EDTF disclosures presented in the third quarter 2021 Report to Shareholders (RTS), Supplemental Financial Information (SFI), or Supplemental Regulatory Disclosures (SRD). Information on TD’s website, SFI, and SRD is not and should not be considered incorporated herein by reference into the third quarter 2021 RTS, Management’s Discussion and Analysis, or the Interim Consolidated Financial Statements. Certain disclosure references have been made to the Bank’s 2020 Annual Report.

Type of Risk	Topic	EDTF Disclosure	Page
			RTS Third Quarter 2021	SFI Third Quarter 2021	SRD Third Quarter 2021	Annual Report 2020

General	1	Present all related risk information together in any particular report.	Refer to below for location of disclosures
	2	The bank’s risk terminology and risk measures and present key parameter values used.				80-85, 89, 95-98, 108-110
	3	Describe and discuss top and emerging risks.				73-79
	4	Outline plans to meet each new key regulatory ratio once applicable rules are finalized.	28, 42			68, 102-103, 105
Risk Governance and Risk Management and Business Model	5	Summarize the bank’s risk management organization, processes, and key functions.				81-84
	6	Description of the bank’s risk culture and procedures applied to support the culture.				80-81
	7	Description of key risks that arise from the bank’s business models and activities.				67, 80, 85-110
	8	Description of stress testing within the bank’s risk governance and capital frameworks.	32			66, 84, 92-93,108
Capital Adequacy and Risk Weighted Assets	9	Pillar 1 capital requirements and the impact for global systemically important banks.	26-28, 79		1-3, 6	62-65, 69, 214
	10	Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.			1-3, 5	62
	11	Flow statement of the movements in regulatory capital.			4
	12	Discussion of capital planning within a more general discussion of management’s strategic planning.				63-66, 108
	13	Analysis of how risk-weighted asset (RWA) relate to business activities and related risks.		8-11		66-67
	14	Analysis of capital requirements for each method used for calculating RWA.			10	86-89, 91-92
	15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios.			23-38, 43-48
	16	Flow statement reconciling the movements of RWA by risk type.			11-12
	17	Discussion of Basel III back-testing requirements.			60	88, 92, 96
Liquidity	18	The bank’s management of liquidity needs and liquidity reserves.	34-36, 38-39			98-100
Funding	19	Encumbered and unencumbered assets in a table by balance sheet category.	37			101, 208-209
	20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity at the balance sheet date.	42-44			105-107
	21	Discussion of the bank’s funding sources and the bank’s funding strategy.	37-42			104-105
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolio and balance sheet.	31			90
	23	Breakdown of significant trading and non-trading market risk factors.	31-33			90, 92-94
	24	Significant market risk measurement model limitations and validation procedures.	32			91-94, 96
	25	Primary risk management techniques beyond reported risk measures and parameters.	32			91-94
Credit Risk	26	Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.	22-25, 62-70	20-35	1-5, 10-11, 13-60	48-61, 85-89, 165-171, 181, 184-185, 212-213
	27	Description of the bank’s policies for identifying impaired loans.	70			56,140-142, 147-148, 171
	28	Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.	23, 64-68	24, 28		53, 168-169
	29	Analysis of the bank’s counterparty credit risks that arise from derivative transactions.			40-42, 49-53	88, 152, 176-177, 181, 184-185
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.				88, 144-145, 152
Other Risks	31	Description of ‘other risk’ types based on management’s classifications and discuss how each one is identified, governed, measured, and managed.				95-97, 108-110
	32	Discuss publicly known risk events related to other risks.	77			79, 206-208

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 3

MANAGEMENT’S DISCUSSION AND ANALYSIS
4	Caution Regarding Forward-Looking Statements
5	Financial Highlights
5	How We Performed
10	Financial Results Overview
14	How Our Businesses Performed
20	Quarterly Results
21	Balance Sheet Review
22	Credit Portfolio Quality
26	Capital Position
29	Managing Risk
45	Securitization and Off-Balance Sheet Arrangements

45	Accounting Policies and Estimates
47	Changes in Internal Control over Financial Reporting

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
48	Interim Consolidated Balance Sheet
49	Interim Consolidated Statement of Income
50	Interim Consolidated Statement of Comprehensive Income
51	Interim Consolidated Statement of Changes in Equity
52	Interim Consolidated Statement of Cash Flows
53	Notes to Interim Consolidated Financial Statements

80	SHAREHOLDER AND INVESTOR INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (“TD” or the “Bank”) for the three and nine months ended July 31, 2021, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2020 Consolidated Financial Statements and related Notes and 2020 MD&A. This MD&A is dated August 25, 2021. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2020 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been revised to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank’s 2020 Annual Information Form, is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the SEC’s website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document under the heading “How We Performed”, including under the sub-headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, and under the heading “Managing Risk”, and statements made in the Management’s Discussion and Analysis (“2020 MD&A”) in the Bank’s 2020 Annual Report under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings “Key Priorities for 2021”, and for the Corporate segment, “Focus for 2021”, and in other statements regarding the Bank’s objectives and priorities for 2021 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019 (COVID-19). Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include the economic, financial, and other impacts of the COVID-19 pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization “bail-in” regime; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; environmental and social risk; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2020 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Acquisitions” or “Significant and Subsequent Events and Pending Acquisitions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2020 MD&A under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, “Key Priorities for 2021”, and for the Corporate segment, “Focus for 2021”, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 4

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Results of operations
Total revenue	$10,712	$10,228	$10,665	$31,752	$31,802
Provision for (recovery of) credit losses	(37)	(377)	2,188	(101)	6,325
Insurance claims and related expenses	836	441	805	2,057	2,256
Non-interest expenses – reported	5,616	5,729	5,307	17,129	15,895
Non-interest expenses – adjusted[1]	5,576	5,691	5,244	17,011	15,692
Net income – reported	3,545	3,695	2,248	10,517	6,752

Net income – adjusted[1]	3,628	3,775	2,327	10,783	6,998
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$719.2	$708.4	$721.4	$719.2	$721.4
Total assets	1,703.1	1,669.1	1,697.3	1,703.1	1,697.3
Total deposits	1,118.7	1,118.5	1,091.3	1,118.7	1,091.3
Total equity	99.9	94.5	92.5	99.9	92.5

Total risk-weighted assets	465.5	455.0	478.1	465.5	478.1
Financial ratios
Return on common equity (ROE) – reported	15.3%	16.7%	10.0%	15.4%	10.3%
Return on common equity – adjusted[1,2]	15.6	17.1	10.4	15.8	10.7
Return on tangible common equity (ROTCE)[2]	20.8	23.0	13.7	21.2	14.3
Return on tangible common equity – adjusted[1,2]	20.9	23.1	13.9	21.4	14.4
Efficiency ratio – reported	52.4	56.0	49.8	53.9	50.0
Efficiency ratio – adjusted[1]	52.0	55.6	49.2	53.6	49.3

Provision for (recovery of) credit losses as a % of net average loans and acceptances[3]	(0.02)	(0.21)	1.17	(0.02)	1.16
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.92	$2.00	$1.21	$5.69	$3.63
Diluted	1.92	1.99	1.21	5.68	3.62
Dividends per share	0.79	0.79	0.79	2.37	2.32
Book value per share	51.21	49.25	47.80	51.21	47.80
Closing share price[4]	82.95	84.50	59.27	82.95	59.27
Shares outstanding (millions)
Average basic	1,818.8	1,817.4	1,802.3	1,816.8	1,805.4
Average diluted	1,821.8	1,819.9	1,803.5	1,819.2	1,807.1
End of period	1,820.0	1,818.7	1,813.0	1,820.0	1,813.0
Market capitalization (billions of Canadian dollars)	$151.0	$153.7	$107.5	$151.0	$107.5
Dividend yield[5]	3.7%	3.9%	5.3%	4.0%	4.7%
Dividend payout ratio	41.2	39.5	65.3	41.7	63.9
Price-earnings ratio[6]	9.8	10.9	11.5	9.8	11.5

Total shareholder return (1 year)[7]	44.4	52.1	(19.5)	44.4	(19.5)
Common share information – adjusted (Canadian dollars)[1]
Per share earnings
Basic	$1.96	$2.04	$1.25	$5.83	$3.76
Diluted	1.96	2.04	1.25	5.83	3.76
Dividend payout ratio	40.2%	38.7%	63.0%	40.6%	61.6%

Price-earnings ratio[6]	11.2	12.6	11.1	11.2	11.1
Capital ratios
Common Equity Tier 1 Capital ratio	14.5%	14.2%	12.5%	14.5%	12.5%
Tier 1 Capital ratio	15.9	15.4	13.8	15.9	13.8
Total Capital ratio	18.5	18.0	16.5	18.5	16.5

Leverage ratio	4.8	4.6	4.4	4.8	4.4
[1]	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of this document for an explanation of reported and adjusted results.
[2]	Metrics are non-GAAP financial measures. Refer to the “Return on Common Equity” and “Return on Tangible Common Equity” sections of this document for an explanation.
[3]	Excludes acquired credit-impaired (ACI) loans.
[4]	Toronto Stock Exchange (TSX) closing market price.
[5]

Dividend yield is calculated as the dividend per common share divided by daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) by annualizing the dividend per common share for the quarter; and b) by annualizing the dividend per common share for the year-to-date.

[6]	Price-earnings ratio is calculated based on a trailing four quarters’ earnings per share (EPS).
[7]	Total shareholder return is calculated based on share price movement and dividends reinvested over a trailing one-year period.

HOW WE PERFORMED

CORPORATE OVERVIEW

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the fifth largest bank in North America by assets and serves more than 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in The Charles Schwab Corporation (“Schwab”); and Wholesale Banking. TD also ranks among the world’s leading online financial services firms, with more than 15 million active online and mobile customers. TD had $1.7 trillion in assets on July 31, 2021. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 5

ECONOMIC SUMMARY AND OUTLOOK

The global economy picked up speed in the second calendar quarter of this year as restrictions on activity were lifted in several countries. Virus developments are still the main factor driving the outlook, and disparity in vaccine distribution will continue to lead to differences in economic outcomes between countries. The more contagious Delta variant is a particular challenge for emerging markets (EMs), where vaccine distribution has lagged. As a result, economic momentum within advanced economies is likely to pull further ahead of EMs in the second half of this year. However, as long as the virus is circulating globally, the persistence or threat of constrained supply chains and pressure on prices is likely to limit global economic growth.

U.S. economic activity continues to improve. The economy grew by 6.5% (annualized) in the second calendar quarter and is now 0.8% larger than it was prior to the pandemic. Consumer spending led the way, up 11.8% annualized, growing at a double-digit pace for the second straight quarter. In addition to income supports provided in the American Rescue Plan, easing restrictions in high-contact service sectors such as transportation, recreation, and accommodation and food services contributed to the gain.

Business investment was also robust, led by 13% growth in equipment investment and 10.7% growth in intellectual property products (including software). The only major component of private spending to pull back in the quarter was investment in structures – both residential and non-residential. However, overall economic growth did not mirror the pace of business investment and household spending, as it was offset by a significant drawdown in already-lean inventories in the face of supply constraints and a rise in imports.

Supply side disruptions continue to restrain the American economic recovery. Shortages of key inputs have been particularly evident in the manufacturing sector. The combination of strong demand and production delays has led to historically low inventories relative to sales, especially in the auto industry. As supply constraints are alleviated, production growth is likely to pick up, in part to satisfy demand, but also to rebuild inventories.

The labor market continues to respond to demand and support economic improvement. In July, an estimated 943,000 jobs were added to payrolls, and the unemployment rate fell to 5.4%. This marks a significant shift relative to the peak unemployment rate of 14.8% fourteen months ago. However, there is plenty of room for further improvement, with the level of employment still 5.7 million (3.7%) below its pre-crisis level.

The Federal Reserve has maintained its policy interest rate at 0.00% to 0.25% and is continuing its commitment to purchase at least US$80 billion in Treasuries and US$40 billion in agency mortgage-back securities per month. However, it continues to express confidence that the economic recovery will remain above-trend through 2022. As such, TD Economics expects the Federal Reserve to signal a gradual tapering of its asset purchases later this year and to raise the federal funds rate in the fourth calendar quarter of 2022.

This expectation is contingent on virus developments. The resurgence in new COVID-19 cases is unlikely to lead to broad lockdowns or stringent restrictions on business activity given the progress on vaccination. However, it will continue to create uncertainty about the outlook, which may be manifested in a variety of ways, including more cautious consumer behavior, prolonged labor shortages, and pressure on wage growth. Coupled with pre-existing supply constraints in production domestically and globally, this is likely to result in inflation remaining elevated over the remainder of this year.

Canada’s economy significantly underperformed the U.S. in the second calendar quarter due to renewed restrictions across the country to curb the spread of COVID-19. Fortunately, high-frequency economic indicators point to the recovery picking up in June, as the economy re-opened and made further headway into July. While new strains of the virus are a concern, Canada’s successful vaccination campaign should help reduce the risk of a repeat in major disruptions to economic activity.

Likewise, the job market is rebounding from its April and May pullback, adding an estimated total of 324,000 positions through June and July. This lowered the unemployment rate to 7.5% in July. Canadian jobs are much closer to their pre-recession level than in the U.S. – just 1.3% below as of July.

The Canadian housing market continues to slow following a strong performance through the first calendar quarter of this year. Since March, Canadian home sales have dropped by 25%. Even so, the level of activity remains elevated relative to its pre-crisis level. Average home prices also dipped slightly in the second quarter. However, this is capturing a rebalancing of the market, as buyers shift away from larger single-family homes back towards lower-priced units. The housing market remains tight with a sales-to-new listings ratio still titled heavily in the favour of sellers. Moving forward, price growth is expected to be positive but more muted, allowing for some catch-up in income growth.

Inflation in Canada has not been as elevated as in the United States. This partly reflects a delayed reopening of business operations. Price growth is likely to move higher in the months ahead, as Canadians participate in the economic reopening and supply chain disruptions linger. As in the U.S., much of the near-term price pressure is expected to be transitory, with inflation moving back toward 2% over the course of 2022 as supply adjusts. However, Canada is susceptible to the same risks as other advanced economies of prolonged global supply disruptions and a slower return to economic normalization.

The Bank of Canada kept its overnight interest rate at 0.25% in June but further reduced the pace of its asset purchases from $3 billion to $2 billion per week. TD Economics expects the Bank of Canada to begin raising the overnight rate in the fourth calendar quarter of 2022, while the Canadian dollar is expected to remain in a range of 79-81 U.S. cents over the next two years.

THE BANK’S RESPONSE TO COVID-19

While economic conditions in Canada and the U.S. are steadily improving, the COVID-19 pandemic continues to have an impact on economies around the world. Significant progress has been made on vaccination in the Bank’s North American footprint, but rates of vaccination vary considerably across regions, and as economies proceed with reopening plans, it remains uncertain how effective vaccines will be against new variants of COVID-19, some of which may be more contagious or harmful. TD remains actively engaged with governments, supervisory agencies and public health authorities in the response to COVID-19, guided by the principles of supporting the well-being of its customers and colleagues and maintaining the Bank’s operational and financial resilience.

In fiscal 2020, the Bank offered several forms of direct financial assistance to customers experiencing financial hardship due to COVID-19, including deferral of loan payments. The bulk of this assistance has now largely run its course, except for deferrals of real estate secured loans in the U.S., where the original program allowed deferrals to be extended for up to 12 months. There have been few other customer requests for extensions. As of July 31, 2021, gross loan balances that remained subject to COVID-related deferral programs were approximately $0.04 billion in Canada ($0.04 billion as at April 30, 2021), primarily reflecting Small Business Banking and Commercial Lending portfolios, and US$1.0 billion in the United States (US$1.1 billion as at April 30, 2021), primarily in the Real Estate Secured Lending portfolio. Delinquency rates for customers that have exited deferral are higher than for the broader population but remain low in absolute terms, reflecting the continuation of government support and TD’s proactive outreach to clients. The Bank continues to provide advice and assistance to customers through its usual channels, TD Helps in Canada and TD Cares in the U.S. Any financial relief offered through these channels is not included in the balances disclosed above.

In addition to direct financial assistance, the Bank continues to support programs for individuals and businesses introduced by the Canadian and U.S. governments described below.

Canada Emergency Business Account Program

Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada (EDC) as the Government of Canada’s agent, the Bank provided eligible business banking customers with an interest-free, partially forgivable loan of up to $60,000 until December 31, 2022. If the loan is not repaid by December 31, 2022, it will be extended for an additional 3-year term bearing an interest rate of 5% per annum. The application window for new CEBA loans and expansion requests closed June 30, 2021. As of July 31, 2021, the Bank had

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 6

provided approximately 211,000 customers (April 30, 2021 – 206,000) with CEBA loans and had funded approximately $11.5 billion (April 30, 2021 – $11.0 billion) in loans under the program.

U.S. Coronavirus Aid, Relief, and Economic Security Act, Paycheck Protection Program

Under the Paycheck Protection Program (PPP) implemented by the Small Business Administration (SBA), the Bank provides loans to small businesses to assist them in retaining workers, maintaining payroll, and covering other expenses. PPP loans have a 2-year or 5-year term, bear an interest rate of 1% per annum, and are 100% guaranteed by the SBA. The full principal amount of the loan and any accrued interest are eligible for forgiveness if the loan is used for qualifying expenses. The Bank will be paid by the SBA for any portion of the loan that is forgiven. As of July 31, 2021, the Bank had approximately 72,500 PPP loans outstanding (April 30, 2021 – 98,000) with a gross carrying amount of approximately US$6.3 billion (April 30, 2021 – US$9.8 billion). During the three months ended July 31, 2021, approximately 2,000 new PPP loans (US$0.2 billion) were originated (three months ended April 30, 2021 – 45,000 new PPP loans, US$3.4 billion) and approximately 27,500 PPP loans (US$3.7 billion) were forgiven (three months ended April 30, 2021 – 26,000 PPP loans, US$1.1 billion). PPP ended on May 31, 2021.

Other Programs

The Bank continues to work with federal Crown Corporations, including EDC and the Business Development Bank of Canada (BDC) to deliver various other guarantee and co-lending programs for the Bank’s clients. This includes the Highly Affected Sectors Credit Availability Program (HASCAP) Guarantee to provide support to Canadian businesses that have been highly affected by and are facing economic hardship as a result of the COVID-19 pandemic which launched in the second fiscal quarter. In addition, TD is working with Canada’s federal government to facilitate access to the Canada Recovery Benefit and Canada Emergency Wage Subsidy through Canada Revenue Agency direct deposit.

HOW THE BANK REPORTS

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure the Bank’s overall performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. To arrive at adjusted results, the Bank removes “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to the retailers’ U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after the provision for credit losses (PCL). Under IFRS, TD is required to present the gross amount of revenue and PCL related to these portfolios in the Bank’s Interim Consolidated Statement of Income. The Corporate segment reflects the retailer program partners’ share of revenues and PCL, with an offsetting amount reflecting the partners’ net share recorded in Non-interest expenses. This results in no impact to the Corporate segment reported net income (loss). The U.S. Retail segment reflects only the portion of revenue and PCL attributable to TD under the agreements in its reported net income.

On October 6, 2020, the Bank acquired an approximately 13.5% stake in Schwab following the completion of Schwab’s acquisition of TD Ameritrade (“Schwab transaction”). The Bank accounts for its investment in Schwab using the equity method and reports its after-tax share of Schwab’s earnings with a one-month lag. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction.

SIGNIFICANT ACQUISITIONS

The Bank completed two acquisitions during the third quarter of fiscal 2021:

Acquisition of Wells Fargo & Company’s Canadian Direct Equipment Finance Business

On May 1, 2021, the Bank acquired the Canadian Direct Equipment Finance business of Wells Fargo & Company. The results of the acquired business have been consolidated from the acquisition date and included in the Canadian Retail segment.

Acquisition of Headlands Tech Global Markets, LLC

On July 1, 2021, the Bank acquired Headlands Tech Global Markets, LLC, a Chicago based quantitative fixed income trading company. The results of the acquired business have been consolidated from the acquisition date and included in the Wholesale segment.

These acquisitions were accounted for as business combinations under the purchase method. The excess of accounting consideration over the fair value of tangible net assets acquired is allocated to other intangibles and goodwill. The purchase price allocation is subject to refinement during the measurement period and may be adjusted to reflect new information about facts and circumstances that existed at the acquisition date.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 7

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported1

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Net interest income	$6,004	$5,835	$6,101	$17,869	$18,470

Non-interest income	4,708	4,393	4,564	13,883	13,332
Total revenue	10,712	10,228	10,665	31,752	31,802
Provision for (recovery of) credit losses	(37)	(377)	2,188	(101)	6,325
Insurance claims and related expenses	836	441	805	2,057	2,256

Non-interest expenses	5,616	5,729	5,307	17,129	15,895
Income before income taxes and share of net income from investment in Schwab and TD Ameritrade	4,297	4,435	2,365	12,667	7,326
Provision for (recovery of) income taxes	922	962	445	2,711	1,354

Share of net income from investment in Schwab and TD Ameritrade	170	222	328	561	780
Net income – reported	3,545	3,695	2,248	10,517	6,752

Preferred dividends and distributions on other equity instruments	56	65	68	186	203
Net income available to common shareholders	$3,489	$3,630	$2,180	$10,331	$6,549

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income1

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Operating results – adjusted
Net interest income	$6,004	$5,835	$6,101	$17,869	$18,470

Non-interest income	4,708	4,393	4,564	13,883	13,332
Total revenue	10,712	10,228	10,665	31,752	31,802
Provision for (recovery of) credit losses	(37)	(377)	2,188	(101)	6,325
Insurance claims and related expenses	836	441	805	2,057	2,256

Non-interest expenses[2]	5,576	5,691	5,244	17,011	15,692
Income before income taxes and share of net income from investment in Schwab and TD Ameritrade	4,337	4,473	2,428	12,785	7,529
Provision for income taxes	931	970	454	2,737	1,384

Share of net income from investment in Schwab and TD Ameritrade[3]	222	272	353	735	853
Net income – adjusted	3,628	3,775	2,327	10,783	6,998

Preferred dividends and distributions on other equity instruments	56	65	68	186	203

Net income available to common shareholders – adjusted	3,572	3,710	2,259	10,597	6,795
Pre-tax adjustments for items of note
Amortization of acquired intangibles[4]	(68)	(69)	(63)	(211)	(201)
Acquisition and integration charges related to the Schwab transaction[5]	(24)	(19)	–	(81)	–
Charges associated with the acquisition of Greystone[2]	–	–	(25)	–	(75)
Less: Impact of income taxes
Amortization of acquired intangibles	(7)	(7)	(9)	(23)	(29)
Acquisition and integration charges related to the Schwab transaction[5]	(2)	(1)	–	(3)	–

Charges associated with the acquisition of Greystone	–	–	–	–	(1)

Total adjustments for items of note	(83)	(80)	(79)	(266)	(246)
Net income available to common shareholders – reported	$3,489	$3,630	$2,180	$10,331	$6,549

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Adjusted non-interest expenses exclude the following items of note related to the Bank’s own asset acquisitions and business combinations:
i.

Amortization of acquired intangibles – Q3 2021: $34 million, Q2 2021: $35 million, Q1 2021: $39 million, Q3 2020: $38 million, Q2 2020: $44 million, Q1 2020: $46 million. These charges are reported in the Corporate segment.

ii.	The Bank’s own integration costs related to the Schwab transaction – Q3 2021: $6 million, Q2 2021: $3 million, Q1 2021: $1 million. These costs are reported in the Corporate segment.
iii.	Charges associated with the acquisition of Greystone – Q3 2020: $25 million, Q2 2020: $26 million, Q1 2020: $24 million. These charges were reported in the Canadian Retail segment.
[3]

Adjusted share of net income from investment in Schwab and TD Ameritrade excludes the following items of note on an after-tax basis. The earnings impact of both items is reported in the Corporate segment:

i.

Amortization of Schwab and TD Ameritrade-related acquired intangibles – Q3 2021: $34 million, Q2 2021: $34 million, Q1 2021: $35 million, Q3 2020: $25 million, Q2 2020: $24 million, Q1 2020: $24 million; and

ii.	The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q3 2021: $18 million, Q2 2021: $16 million, Q1 2021: $37 million.
[4]

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab and TD Ameritrade, both reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

[5]

Acquisition and integration charges related to the Schwab transaction include the Bank’s own integration costs, as well as the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax basis, both reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 8

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE1

(Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Basic earnings per share – reported	$1.92	$2.00	$1.21	$5.69	$3.63

Adjustments for items of note[2]	0.04	0.04	0.04	0.14	0.13
Basic earnings per share – adjusted	$1.96	$2.04	$1.25	$5.83	$3.76
Diluted earnings per share – reported	$1.92	$1.99	$1.21	$5.68	$3.62

Adjustments for items of note[2]	0.04	0.04	0.04	0.14	0.14
Diluted earnings per share – adjusted	$1.96	$2.04	$1.25	$5.83	$3.76

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5:  AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES1

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
TD Bank, National Association (TD Bank, N.A.)	$5	$8	$10	$22	$41
Schwab and TD Ameritrade[2]	34	34	25	103	73
MBNA Canada	7	6	6	20	20
Aeroplan	6	7	4	19	13

Other	9	7	9	24	25
	61	62	54	188	172

Software and asset servicing rights	109	107	133	326	382
Amortization of intangibles, net of income taxes	$170	$169	$187	$514	$554

[1]

Amortization of intangibles, with the exception of software and asset servicing rights, is included as items of note. For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

[2]	Included in Share of net income from investment in Schwab and TD Ameritrade.

Return on Common Equity

The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments is based on 9% Common Equity Tier 1 (CET1) Capital in fiscal 2021. Capital allocated to the business segments was decreased to 9% CET1 Capital effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020

Average common equity	$90,626	$89,069	$86,794	$89,627	$84,677
Net income available to common shareholders – reported	3,489	3,630	2,180	10,331	6,549

Items of note, net of income taxes[1]	83	80	79	266	246
Net income available to common shareholders – adjusted	$3,572	$3,710	$2,259	$10,597	$6,795
Return on common equity – reported	15.3%	16.7%	10.0%	15.4%	10.3%
Return on common equity – adjusted	15.6	17.1	10.4	15.8	10.7

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank’s income producing assets, independent of whether they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 9

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Average common equity	$90,626	$89,069	$86,794	$89,627	$84,677
Average goodwill	16,056	16,320	17,534	16,395	17,327
Average imputed goodwill and intangibles on investments in Schwab and TD Ameritrade	6,485	6,670	4,184	6,695	4,158
Average other acquired intangibles[1]	419	366	492	404	529

Average related deferred tax liabilities	(171)	(167)	(264)	(171)	(263)

Average tangible common equity	67,837	65,880	64,848	66,304	62,926
Net income available to common shareholders – reported	3,489	3,630	2,180	10,331	6,549

Amortization of acquired intangibles, net of income taxes[2]	61	62	54	188	172
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	3,550	3,692	2,234	10,519	6,721

Other items of note, net of income taxes[2]	22	18	25	78	74
Net income available to common shareholders – adjusted	$3,572	$3,710	$2,259	$10,597	$6,795
Return on tangible common equity	20.8%	23.0%	13.7%	21.2%	14.3%

Return on tangible common equity – adjusted	20.9	23.1	13.9	21.4	14.4
[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

FINANCIAL RESULTS OVERVIEW

Performance Summary

Outlined below is an overview of the Bank’s performance for the third quarter of 2021. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section of this document. In addition, a general economic update and a summary of the Bank’s response to the COVID-19 pandemic are explained in the “How We Performed” section of this document.

•	Adjusted diluted earnings per share for the nine months ended July 31, 2021, increased 55% from the same period last year.
•	Adjusted ROTCE for the nine months ended July 31, 2021, was 21.4%.
•	For the twelve months ended July 31, 2021, the total shareholder return was 44.4% compared to the Canadian peer[1] average of 56.0%.

Net Income

Quarterly comparison – Q3 2021 vs. Q3 2020

Reported net income for the quarter was $3,545 million, an increase of $1,297 million, or 58%, compared with the third quarter last year. The increase reflects lower PCL and higher revenues, partially offset by higher non-interest expenses and higher insurance claims. Adjusted net income for the quarter was $3,628 million, an increase of $1,301 million, or 56%.

By segment, the increase in reported net income reflects an increase in Canadian Retail of $862 million and an increase in U.S. Retail of $622 million, partially offset by a decrease in Wholesale Banking of $112 million and a higher net loss in the Corporate segment of $75 million.

Quarterly comparison – Q3 2021 vs. Q2 2021

Reported net income for the quarter decreased $150 million, or 4%, compared with the prior quarter. The decrease reflects higher insurance claims and higher PCL, partially offset by higher revenues and lower non-interest expenses. Adjusted net income for the quarter decreased $147 million, or 4%.

By segment, the decrease in reported net income reflects a decrease in Canadian Retail of $57 million, a decrease in Wholesale Banking of $53 million, a decrease in U.S. Retail of $21 million, and a higher net loss in the Corporate segment of $19 million.

Year-to-date comparison – Q3 2021 vs. Q3 2020

Reported net income of $10,517 million increased $3,765 million, or 56%, compared with the same period last year. The increase reflects lower PCL and lower insurance claims, partially offset by higher non-interest expenses. Adjusted net income was $10,783 million, an increase of $3,785 million, or 54%, compared with the same period last year.

By segment, the increase in reported net income reflects an increase in Canadian Retail of $2,120 million, an increase in U.S. Retail of $1,456 million, and an increase in Wholesale Banking of $218 million, partially offset by a higher net loss in the Corporate segment of $29 million.

Net Interest Income

Quarterly comparison – Q3 2021 vs. Q3 2020

Reported net interest income for the quarter was $6,004 million, a decrease of $97 million, or 2%, compared with the third quarter last year. The decrease reflects lower margins in the Canadian and U.S. Retail segments and the impact of foreign exchange translation, partially offset by volume growth in the personal and commercial banking businesses and higher trading net interest income.

By segment, the decrease in reported net interest income reflects a decrease in U.S. Retail of $266 million and a decrease in the Corporate segment of $66 million, partially offset by an increase in Canadian Retail of $134 million and an increase in Wholesale Banking of $101 million.

Quarterly comparison – Q3 2021 vs. Q2 2021

Reported net interest income for the quarter increased $169 million, or 3%, compared with the prior quarter, primarily reflecting the effect of more days in the third quarter and volume growth, partially offset by lower margins and the impact of foreign exchange translation.

By segment, the increase in reported net interest income reflects an increase in Canadian Retail of $171 million and an increase in U.S. Retail of $40 million, partially offset by a decrease in Corporate segment of $26 million and a decrease in Wholesale Banking of $16 million.

[1]	Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 10

Year-to-date comparison – Q3 2021 vs. Q3 2020

Reported net interest income was $17,869 million, a decrease of $601 million, or 3%, compared with the same period last year. The decrease reflects lower margins in the Canadian and U.S. Retail segments and the impact of foreign exchange translation, partially offset by volume growth in the personal and commercial banking businesses and higher trading net interest income.

By segment, the decrease in reported net interest income reflects a decrease in U.S. Retail of $792 million, a decrease in Canadian Retail of $184 million, and a decrease in the Corporate segment of $185 million, partially offset by an increase in Wholesale Banking of $560 million.

Non-Interest Income

Quarterly comparison – Q3 2021 vs. Q3 2020

Reported non-interest income for the quarter was $4,708 million, an increase of $144 million, or 3%, compared with the third quarter last year. The increase reflects higher fee-based revenue in the banking and wealth businesses, higher insurance volumes, and higher other revenue and advisory fees in Wholesale Banking, partially offset by lower wholesale trading revenue.

By segment, the increase in reported non-interest income reflects an increase in Canadian Retail of $419 million, an increase in U.S. Retail of $96 million, and an increase in the Corporate segment of $44 million, partially offset by a decrease in Wholesale Banking of $415 million.

Quarterly comparison – Q3 2021 vs. Q2 2021

Reported non-interest income for the quarter increased $315 million, or 7%, compared with the prior quarter. The increase primarily reflects prior quarter premium rebates for customers in the insurance business, and higher fee-based revenue in the banking and wealth businesses, partially offset by lower wholesale trading revenue.

By segment, the increase in reported non-interest income reflects an increase in Canadian Retail of $346 million and an increase in U.S Retail of $28 million, partially offset by a decrease in Wholesale Banking of $58 million, and a decrease in the Corporate segment of $1 million.

Year-to-date comparison – Q3 2021 vs. Q3 2020

Reported non-interest income was $13,883 million, an increase of $551 million, or 4%, compared with the same period last year. The increase reflects higher transaction-based revenue in the wealth business, higher fee-based revenue in the wealth and banking businesses, higher underwriting and advisory fees, higher valuation of certain investments in the U.S. Retail segment, and higher revenue from treasury and balance sheet management activities. These were partially offset by lower wholesale trading revenue, premium rebates for customers in the insurance business, and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims.

By segment, the increase in reported non-interest income reflects an increase in Canadian Retail of $866 million, an increase in U.S. Retail of $215 million, and an increase in the Corporate segment of $184 million, partially offset by a decrease in Wholesale Banking of $714 million.

Provision for Credit Losses

Quarterly comparison – Q3 2021 vs. Q3 2020

PCL for the quarter was a recovery of $37 million, lower by $2,225 million compared with the third quarter last year. PCL – impaired was $242 million, a decrease of $589 million, primarily reflecting the continued impact of government economic support programs in the consumer lending portfolios and prior year credit migration in the commercial and Wholesale lending portfolios. PCL – performing was a recovery of $279 million, lower by $1,636 million, reflecting a performing allowance increase in the prior year and allowance release this quarter, largely related to improved credit conditions. Total PCL for the quarter as an annualized percentage of credit volume was -0.02%.

By segment, PCL was lower by $993 million in U.S. Retail, by $851 million in Canadian Retail, by $260 million in the Corporate segment, and by $121 million in Wholesale Banking.

Quarterly comparison – Q3 2021 vs. Q2 2021

PCL was a recovery of $37 million, compared with a recovery of $377 million in the prior quarter. PCL – impaired decreased by $139 million, primarily reflected in the consumer and commercial lending portfolios. PCL – performing was a recovery of $279 million, compared with a recovery of $758 million in the prior quarter, reflecting a continued improvement in credit conditions. Total PCL for the quarter as an annualized percentage of credit volume was -0.02%.

By segment, PCL was higher by $137 million in Canadian Retail, by $117 million in U.S. Retail, by $65 million in Wholesale Banking, and by $21 million in the Corporate segment.

Year-to-date comparison – Q3 2021 vs. Q3 2020

PCL was a recovery of $101 million, lower by $6,426 million compared with the same period last year. PCL – impaired was $1,089 million, a decrease of $1,515 million, primarily reflecting the continued impact of government economic support programs in the consumer lending portfolios and prior year credit migration in the Wholesale lending portfolio. PCL – performing was a recovery of $1,190 million, lower by $4,911 million, reflecting a performing allowance increase in the prior year, and allowance release this year, largely related to an improvement in the economic outlook. Total PCL as an annualized percentage of credit volume was -0.02%.

By segment, PCL was lower by $2,527 million in U.S. Retail, by $2,290 million in Canadian Retail, by $1,054 million in the Corporate segment, and by $555 million in Wholesale Banking.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 11

TABLE 8:  PROVISION FOR CREDIT LOSSES1

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Provision for (recovery of) credit losses – Stage 3 (impaired)
Canadian Retail	$154	$191	$372	$512	$1,057
U.S. Retail	63	117	290	370	850
Wholesale Banking	–	12	52	22	298

Corporate[2]	25	61	117	185	399
Total provision for (recovery of) credit losses – Stage 3	242	381	831	1,089	2,604

Provision for (recovery of) credit losses – Stage 1 and Stage 2 (performing)
Canadian Retail	(54)	(228)	579	(307)	1,438
U.S. Retail	(159)	(330)	607	(544)	1,503
Wholesale Banking	2	(75)	71	(63)	216

Corporate[2]	(68)	(125)	100	(276)	564
Total provision for (recovery of) credit losses – Stage 1 and Stage 2	(279)	(758)	1,357	(1,190)	3,721
Total provision for (recovery of) credit losses	$(37)	$(377)	$2,188	$(101)	$6,325

[1]	Includes PCL for off-balance sheet instruments.
[2]	Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.

Insurance claims and related expenses

Quarterly comparison – Q3 2021 vs. Q3 2020

Insurance claims and related expenses for the quarter were $836 million, an increase of $31 million, or 4%, compared with the third quarter last year reflecting higher current year claims from business growth, partially offset by a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income.

Quarterly comparison – Q3 2021 vs. Q2 2021

Insurance claims and related expenses for the quarter increased $395 million, or 90%, compared with the prior quarter, reflecting higher current year claims, less favourable prior years’ claims development, an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in non-interest income, and more severe weather-related events.

Year-to-date comparison – Q3 2021 vs. Q3 2020

Insurance claims and related expenses were $2,057 million, a decrease of $199 million, or 9%, compared with the same period last year, reflecting a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income, lower current year claims, more favourable prior years’ claims development, and fewer severe weather-related events.

Non-Interest Expenses and Efficiency Ratio

Quarterly comparison – Q3 2021 vs. Q3 2020

Reported non-interest expenses were $5,616 million, an increase of $309 million, or 6%, compared with the third quarter last year, mainly due to an increase in the retailer program partners’ net share of the profits from the U.S. strategic cards portfolio, primarily as a result of lower PCL. Non-interest expenses also reflect higher employee-related expenses and higher spend supporting business growth, partially offset by the impact of foreign exchange translation and prior year charges related to the Greystone acquisition, which collectively accounted for approximately 1% of the increase. Adjusted non-interest expenses were $5,576 million, an increase of $332 million, or 6%.

By segment, the increase in reported non-interest expenses reflects an increase in the Corporate segment of $256 million and an increase in Canadian Retail of $215 million, partially offset by a decrease in U.S. Retail of $128 million and a decrease in Wholesale Banking of $34 million.

The Bank’s reported efficiency ratio was 52.4% compared to 49.8% in the third quarter last year. The Bank’s adjusted efficiency ratio was 52.0%, compared with 49.2% in the third quarter last year.

Quarterly comparison – Q3 2021 vs. Q2 2021

Reported non-interest expenses for the quarter decreased $113 million, or 2%, compared with the prior quarter. Adjusted non-interest expenses decreased $115 million, or 2%, primarily reflecting lower employee-related expenses and store optimization costs in the prior quarter.

By segment, the decrease in reported non-interest expenses reflects a decrease in U.S. Retail of $76 million, a decrease in Wholesale Banking of $70 million, and a decrease in the Corporate segment of $26 million, partially offset by an increase in Canadian Retail of $59 million.

The Bank’s reported efficiency ratio was 52.4% compared with 56.0% in the prior quarter. The Bank’s adjusted efficiency ratio was 52.0%, compared with 55.6% in the prior quarter.

Year-to-date comparison – Q3 2021 vs. Q3 2020

Reported non-interest expenses of $17,129 million increased $1,234 million, or 8%, compared with the same period last year, mainly due to an increase in the retailer program partners’ net share of the profits from the U.S. strategic cards portfolio, primarily as a result of lower PCL. Non-interest expenses also reflect higher employee-related expenses and store optimization costs, partially offset by the impact of foreign exchange translation and prior year charges related to the Greystone acquisition, which collectively accounted for approximately 2% of the increase. On an adjusted basis, non-interest expenses were $17,011 million, an increase of $1,319 million, or 8%.

By segment, the increase in reported non-interest expenses reflects an increase in the Corporate segment of $905 million, an increase in Canadian Retail of $334 million, and an increase in Wholesale Banking of $114 million, partially offset by a decrease in U.S. Retail of $119 million.

The Bank’s reported efficiency ratio was 53.9%, compared with 50.0% in the same period last year. The Bank’s adjusted efficiency ratio was 53.6%, compared with 49.3% in the same period last year.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 12

Income Taxes

As discussed in the “How the Bank Reports” section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.

The Bank’s effective income tax rate on a reported basis was 21.5% for the current quarter, compared with 18.8% in the third quarter last year and 21.7% in the prior quarter. The year-over-year increase primarily reflects the impact of higher pre-tax income. The quarter-over-quarter decrease mainly reflects the impact of lower pre-tax income.

The Bank’s adjusted effective tax rate was 21.5% for the quarter, higher than 18.7% in the third quarter last year and lower than 21.7% in the prior quarter. The year-over-year increase primarily reflects the impact of higher pre-tax income. The quarter-over-quarter decrease mainly reflects the impact of lower pre-tax income.

TABLE 9: INCOME TAXES

(millions of Canadian dollars, except as noted)	For the three months ended						For the nine months ended
	July 31 2021		April 30 2021		July 31 2020		July 31 2021		July 31 2020
Income taxes at Canadian statutory income tax rate	$1,128	26.3%	$1,164	26.3%	$624	26.4%	$3,325	26.3%	$1,932	26.4%
Increase (decrease) resulting from:
Dividends received	(30)	(0.7)	(31)	(0.7)	(30)	(1.3)	(92)	(0.7)	(90)	(1.2)
Rate differentials on international operations[1]	(186)	(4.3)	(181)	(4.1)	(136)	(5.8)	(548)	(4.3)	(517)	(7.1)

Other	10	0.2	10	0.2	(13)	(0.5)	26	0.1	29	0.4
Provision for income taxes and effective income tax rate – reported	$922	21.5%	$962	21.7%	$445	18.8%	$2,711	21.4%	$1,354	18.5%
Total adjustments for items of note[2]	9		8		9		26		30
Provision for income taxes and effective income tax rate – adjusted[3,4]	$931	21.5%	$970	21.7%	$454	18.7%	$2,737	21.4%	$1,384	18.4%

[1]	These amounts reflect tax credits as well as international business mix.
[2]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
[3]	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
[4]	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items.

TABLE 10: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	For the three months ended	For the nine months ended
	July 31, 2021 vs. July 31, 2020 Increase (Decrease)	July 31, 2021 vs. July 31, 2020 Increase (Decrease)
U.S. Retail Bank
Total revenue	$(301)	$(608)
Non-interest expenses	(170)	(359)
Net income – after-tax	(123)	(242)
Share of net income from investment in Schwab[1]	(25)	(43)
U.S. Retail segment net income	(148)	(285)
Earnings per share (Canadian dollars)
Basic	$(0.08)	$(0.16)

Diluted	(0.08)	(0.16)

[1]	Share of net income from investment in Schwab and the foreign exchange impact are reported with a one-month lag.

Average foreign exchange rate (equivalent of CAD $1.00)	For the three months ended		For the nine months ended
	July 31 2021	July 31 2020	July 31 2021	July 31 2020

U.S. dollar	$0.814	$0.731	$0.795	$0.739

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 13

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in Schwab; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How We Performed” section of this document including the Bank’s response to COVID-19, the “Business Focus” section in the Bank’s 2020 MD&A, and Note 29 Segmented Information of the Bank’s Consolidated Financial Statements for the year ended October 31, 2020.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking’s results are reversed in the Corporate segment. The TEB adjustment for the quarter was $37 million, compared with $37 million in the prior quarter and $47 million in the third quarter last year.

Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

TABLE 11:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Net interest income	$3,044	$2,873	$2,910	$8,895	$9,079

Non-interest income	3,535	3,189	3,116	10,091	9,225
Total revenue	6,579	6,062	6,026	18,986	18,304
Provision for (recovery of) credit losses – impaired	154	191	372	512	1,057

Provision for (recovery of) credit losses – performing	(54)	(228)	579	(307)	1,438
Total provision for (recovery of) credit losses	100	(37)	951	205	2,495
Insurance claims and related expenses	836	441	805	2,057	2,256
Non-interest expenses – reported	2,748	2,689	2,533	8,091	7,757
Non-interest expenses – adjusted[1]	2,748	2,689	2,508	8,091	7,682
Provision for (recovery of) income taxes – reported	770	787	474	2,289	1,572

Provision for (recovery of) income taxes – adjusted[1]	770	787	474	2,289	1,573
Net income – reported	2,125	2,182	1,263	6,344	4,224
Net income – adjusted[1]	$2,125	$2,182	$1,288	$6,344	$4,298

Selected volumes and ratios
Return on common equity – reported[2]	47.6%	51.3%	28.3%	48.3%	31.0%
Return on common equity – adjusted[1,2]	47.6	51.3	28.8	48.3	31.5
Net interest margin (including on securitized assets)	2.61	2.61	2.68	2.62	2.82
Efficiency ratio – reported	41.8	44.4	42.0	42.6	42.4

Efficiency ratio – adjusted[1]	41.8	44.4	41.6	42.6	42.0
Assets under administration (billions of Canadian dollars)	$538	$514	$434	$538	$434

Assets under management (billions of Canadian dollars)	420	397	366	420	366
Number of Canadian retail branches	1,073	1,085	1,087	1,073	1,087

Average number of full-time equivalent staff	41,763	41,064	40,652	41,181	40,921

[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
[2]	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.

Quarterly comparison – Q3 2021 vs. Q3 2020

Canadian Retail reported net income for the quarter was $2,125 million, an increase of $862 million, or 68%, compared with the third quarter last year, reflecting lower PCL and higher revenue, partially offset by higher non-interest expenses. On an adjusted basis, net income increased $837 million, or 65%. The reported and adjusted annualized ROE for the quarter was 47.6%, compared with 28.3% and 28.8%, respectively, in the third quarter last year.

Canadian Retail revenue is derived from the personal and business banking, wealth, and insurance businesses. Revenue for the quarter was $6,579 million, an increase of $553 million, or 9%, compared with the third quarter last year.

Net interest income was $3,044 million, an increase of $134 million, or 5%, compared with the third quarter last year, reflecting volume growth, partially offset by lower deposit margins. Average loan volumes increased $33 billion, or 7%, reflecting 8% growth in personal loans and 7% growth in business loans. Average deposit volumes increased $52 billion, or 13%, reflecting 10% growth in personal deposits, 19% growth in business deposits, and 15% growth in wealth deposits. Net interest margin was 2.61%, a decrease of 7 bps, reflecting changes to balance sheet mix.

Non-interest income was $3,535 million, an increase of $419 million, or 13%, reflecting higher fee-based revenue in the banking and wealth businesses, and higher insurance volumes, partially offset by a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims.

Assets under administration (AUA) were $538 billion as at July 31, 2021, an increase of $104 billion, or 24%, and Assets under management (AUM) were $420 billion as at July 31, 2021, an increase of $54 billion, or 15%, compared with the third quarter last year, both reflecting market appreciation and new asset growth.

PCL was $100 million, a decrease of $851 million compared with the third quarter last year. PCL – impaired for the quarter was $154 million, a decrease of $218 million, or 59%, across the consumer and commercial lending portfolios, largely related to the continued impact of government economic support programs. PCL – performing was a recovery of $54 million, lower by $633 million, reflecting a performing allowance increase in the prior year and a release this quarter largely related to improved credit conditions. Total PCL as an annualized percentage of credit volume was 0.08%, a decrease of 78 bps compared with the third quarter last year.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 14

Insurance claims and related expenses for the quarter were $836 million, an increase of $31 million, or 4%, compared with the third quarter last year reflecting higher current year claims from business growth, partially offset by a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income.

Reported non-interest expenses for the quarter were $2,748 million, an increase of $215 million, or 8%, compared with the third quarter last year, reflecting higher spend supporting business growth, including volume-driven and employee-related expenses, and technology and marketing costs, partially offset by prior year charges related to the Greystone acquisition. On an adjusted basis, non-interest expenses increased $240 million, or 10%, compared with the third quarter last year.

The reported and adjusted efficiency ratio for the quarter was 41.8%, compared with 42.0% and 41.6%, respectively, in the third quarter last year.

Quarterly comparison – Q3 2021 vs. Q2 2021

Canadian Retail net income of $2,125 million decreased $57 million, or 3%, compared with the prior quarter, reflecting higher insurance claims, PCL and non-interest expenses, partially offset by revenue growth. The annualized ROE for the quarter was 47.6%, compared with 51.3%, in the prior quarter.

Revenue increased $517 million, or 9%, compared with the prior quarter. Net interest income increased $171 million, or 6%, largely reflecting volume growth and the effect of more days in the third quarter. Average loan volumes increased $13 billion, or 3%, reflecting 2% growth in personal loans and 5% growth in business loans. Average deposit volumes increased $11 billion, or 3%, reflecting 2% growth in personal deposits, 4% growth in business deposits, and a 2% decrease in wealth deposits. Net interest margin was 2.61%, flat to the prior quarter.

Non-interest income increased $346 million, or 11%, reflecting higher fee-based revenue in the wealth and banking businesses, prior quarter premium rebates for customers in the insurance business, and an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims, partially offset by lower transaction revenue in the wealth business.

AUA increased $24 billion, or 5%, and AUM increased $23 billion, or 6%, compared with the prior quarter, reflecting market appreciation and new asset growth.

PCL was $100 million, compared with a recovery of $37 million in the prior quarter. PCL – impaired decreased $37 million, or 19%, primarily reflected in the commercial lending portfolio. PCL – performing was a recovery of $54 million compared with a recovery of $228 million in the prior quarter, reflecting continued improvement in credit conditions. Total PCL as an annualized percentage of credit volume was 0.08%, an increase of 11 bps.

Insurance claims and related expenses for the quarter increased $395 million, or 90%, compared with the prior quarter, reflecting higher current year claims, less favourable prior years’ claims development, an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in non-interest income, and more severe weather-related events.

Non-interest expenses increased $59 million, or 2%, compared with the prior quarter reflecting higher volume-driven and employee-related expenses.

The efficiency ratio was 41.8%, compared with 44.4%, in the prior quarter.

Year-to-date comparison – Q3 2021 vs. Q3 2020

Canadian Retail reported net income for the nine months ended July 31, 2021 was $6,344 million, an increase of $2,120 million, or 50%, compared with same period last year, reflecting lower PCL and higher revenue, partially offset by higher non-interest expenses. On an adjusted basis, net income increased $2,046 million, or 48%. The reported and adjusted annualized ROE for the period was 48.3%, compared with 31.0% and 31.5%, respectively, in the same period last year.

Revenue for the period was $18,986 million, an increase of $682 million, or 4%, compared with same period last year. Net interest income decreased $184 million, or 2%, reflecting lower deposit margins, partially offset by volume growth. Average loan volumes increased $23 billion, or 5%, reflecting 6% growth in personal loans and 4% growth in business loans. Average deposit volumes increased $66 billion, or 18%, reflecting 13% growth in personal deposits, 24% growth in business deposits, and 28% growth in wealth deposits. Net interest margin was 2.62%, a decrease of 20 bps, reflecting lower rates and changes to balance sheet mix.

Non-interest income increased $866 million, or 9%, reflecting higher transaction and fee-based revenue in the wealth and banking businesses and higher insurance volumes, partially offset by a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims and the impact of premium rebates for customers in the insurance business.

PCL was $205 million, a decrease of $2,290 million compared with the same period last year. PCL – impaired was $512 million, a decrease of $545 million, or 52%, primarily in the consumer and commercial lending portfolios, largely related to the continued impact of government economic support programs. PCL – performing was a recovery of $307 million, lower by $1,745 million, reflecting a performing allowance increase in the prior year and an allowance release this year largely related to an improvement in the economic outlook. Total PCL as an annualized percentage of credit volume was 0.06%, a decrease of 70 bps.

Insurance claims and related expenses were $2,057 million, a decrease of $199 million, or 9%, compared with the same period last year, reflecting a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income, lower current year claims, more favourable prior years’ claims development, and fewer severe weather-related events.

Reported non-interest expenses were $8,091 million, an increase of $334 million, or 4%, compared with the same period last year. The increase primarily reflects higher spend supporting business growth, including volume-driven and employee-related expenses and technology costs, partially offset by prior year charges related to the Greystone acquisition. On an adjusted basis, non-interest expenses increased $409 million or 5%.

The reported and adjusted efficiency ratios for the period were 42.6%, compared with 42.4% and 42.0%, respectively, for the same period last year.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 15

TABLE 12:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended			For the nine months ended
Canadian Dollars	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Net interest income	$1,990	$1,950	$2,256	$5,971	$6,763

Non-interest income	691	663	595	2,007	1,792
Total revenue	2,681	2,613	2,851	7,978	8,555
Provision for (recovery of) credit losses – impaired	63	117	290	370	850

Provision for (recovery of) credit losses – performing	(159)	(330)	607	(544)	1,503
Total provision for (recovery of) credit losses	(96)	(213)	897	(174)	2,353
Non-interest expenses	1,518	1,594	1,646	4,800	4,919

Provision for (recovery of) income taxes	161	162	(48)	393	(120)
U.S. Retail Bank net income	1,098	1,070	356	2,959	1,403

Share of net income from investment in Schwab and TD Ameritrade[1,2]	197	246	317	652	752
Net income	$1,295	$1,316	$673	$3,611	$2,155

U.S. Dollars
Net interest income	$1,619	$1,548	$1,648	$4,746	$4,995

Non-interest income	561	528	437	1,596	1,331
Total revenue	2,180	2,076	2,085	6,342	6,326
Provision for (recovery of) credit losses – impaired	53	91	211	291	627

Provision for (recovery of) credit losses – performing	(127)	(264)	444	(435)	1,085
Total provision for (recovery of) credit losses	(74)	(173)	655	(144)	1,712
Non-interest expenses	1,233	1,267	1,205	3,813	3,633

Provision for (recovery of) income taxes	130	129	(35)	314	(83)
U.S. Retail Bank net income	891	853	260	2,359	1,064

Share of net income from investment in Schwab and TD Ameritrade[1,2]	161	194	230	516	556
Net income	$1,052	$1,047	$490	$2,875	$1,620

Selected volumes and ratios
Return on common equity[3]	13.8%	13.9%	6.7%	12.5%	7.3%
Net interest margin[4]	2.16	2.15	2.50	2.18	2.83

Efficiency ratio	56.6	61.0	57.8	60.1	57.4
Assets under administration (billions of U.S. dollars)	$29	$27	$23	$29	$23

Assets under management (billions of U.S. dollars)	41	44	40	41	40
Number of U.S. retail stores	1,142	1,141	1,220	1,142	1,220

Average number of full-time equivalent staff	25,047	25,892	26,408	25,756	26,353

[1]	The Bank’s share of Schwab’s and TD Ameritrade’s earnings is reported with a one-month lag. Refer to Note 7 of the Interim Consolidated Financial Statements for further details.
[2]

The after-tax amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

[3]	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.
[4]

Net interest margin excludes the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q3 2021 vs. Q3 2020

U.S. Retail net income for the quarter was $1,295 million (US$1,052 million), an increase of $622 million (US$562 million), or 92% (115% in U.S. dollars) compared with the third quarter last year. The annualized ROE for the quarter was 13.8%, compared with 6.7%, in the third quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Net income for the quarter from the U.S. Retail Bank and the Bank’s investment in Schwab was $1,098 million (US$891 million) and $197 million (US$161 million), respectively.

The contribution from Schwab of US$161 million decreased US$69 million, or 30%, compared with the contribution from TD Ameritrade in the third quarter last year.

U.S. Retail Bank net income of US$891 million increased US$631 million, primarily reflecting lower PCL and higher revenue, partially offset by higher expenses.

U.S. Retail Bank revenue is derived from the personal and business banking and wealth management businesses. Revenue for the quarter was US$2,180 million, an increase of US$95 million, or 5%, compared with the third quarter last year. Net interest income decreased US$29 million, or 2%, as lower deposit margins more than offset growth in deposit volumes and higher income from PPP loans, including accelerated fee amortization from loan forgiveness. Net interest margin was 2.16%, a decrease of 34 bps, reflecting continued deposit margin compression and balance sheet mix. Non-interest income increased US$124 million, or 28%, compared with the third quarter last year, primarily reflecting fee income growth from increased customer activity, and lower losses on low-income housing investments.

Average loan volumes decreased US$9 billion, or 5%, compared with the third quarter last year. Personal loans decreased 1%, primarily reflecting lower home equity and credit card balances. Business loans decreased 8%, reflecting paydowns and lower line usage on commercial loans, partially offset by higher average PPP loan volumes. Average deposit volumes increased US$35 billion, or 10%, reflecting an 18% increase in personal deposits, a 13% increase in business deposits, and a 3% increase in sweep deposits.

AUA were US$29 billion as at July 31, 2021, an increase of US$6 billion, or 26%, compared with the third quarter last year, reflecting net asset growth. AUM were US$41 billion as at July 31, 2021, an increase of US$1 billion, or 3%, compared with the third quarter last year, reflecting market appreciation, partially offset by net asset outflows.

PCL for the quarter was a recovery of US$74 million, lower by US$729 million compared with the third quarter last year. PCL – impaired was US$53 million, a decrease of US$158 million, or 75%, primarily reflected in the consumer lending portfolios, largely related to the continued impact of government economic support programs. PCL – performing was a recovery of US$127 million, lower by US$571 million, reflecting a performing allowance increase in the prior year and a release this quarter largely related to improved credit conditions. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was -0.18%, lower by 169 bps, compared with the third quarter last year.

Non-interest expenses for the quarter were US$1,233 million, an increase of US$28 million, or 2%, compared with the third quarter last year, primarily reflecting higher investment in the business and employee-related expenses, partially offset by productivity savings.

The efficiency ratio for the quarter was 56.6%, compared with 57.8%, in the third quarter last year.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 16

Quarterly comparison – Q3 2021 vs. Q2 2021

U.S. Retail net income of $1,295 million (US$1,052 million) decreased CAD$21 million (increased US$5 million). The annualized ROE for the quarter was 13.8%, compared with 13.9% in the prior quarter.

The contribution from Schwab of US$161 million decreased US$33 million, or 17%, reflecting lower earnings.

U.S. Retail Bank net income of US$891 million increased US$38 million, or 4%, compared with the prior quarter, primarily reflecting higher revenue and lower expenses, partially offset by a smaller recovery of credit losses.

Revenue for the quarter increased US$104 million, or 5%, compared with the prior quarter. Net interest income increased US$71 million, or 5%, reflecting the effect of more days in the third quarter, higher average deposit volume excluding sweep deposits, and accelerated fee amortization from PPP loan forgiveness, partially offset by continued deposit margin compression. Net interest margin was 2.16%, an increase of 1 bps. Non-interest income increased US$33 million, or 6%, primarily reflecting higher fee income growth from increased customer activity, and lower losses on low-income housing investments.

Average loan volumes decreased US$3 billion, or 1%, compared with the prior quarter. Personal loans decreased 1%, primarily reflecting lower home equity and residential mortgage balances. Business loans decreased 2%, primarily reflecting paydowns, lower line usage on commercial loans, and a decline in PPP loan volumes from forgiveness. Average deposit volumes were flat compared with the prior quarter reflecting a 3% increase in personal and business deposits, offset by a 5% decrease in sweep deposits.

AUA were US$29 billion as at July 31, 2021, an increase of US$2 billion, or 7%, compared with the prior quarter, reflecting net asset growth. AUM were US$41 billion as at July 31, 2021, a decrease of US$3 billion, or 7%, reflecting net asset outflows, partially offset by market appreciation.

PCL was a recovery of US$74 million compared with a recovery of US$173 million in the prior quarter. PCL – impaired decreased US$38 million, or 42%, largely related to the continued impact of government economic support programs. PCL – performing was a recovery of US$127 million, compared with a recovery of US$264 million in the prior quarter, reflecting continued improvement in credit conditions. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was -0.18%, higher by 23 bps.

Non-interest expenses for the quarter were US$1,233 million, a decrease of US$34 million, or 3%, primarily reflecting store optimization costs in the prior quarter, partially offset by more days in the quarter.

The efficiency ratio for the quarter was 56.6%, compared with 61.0% in the prior quarter.

Year-to-date comparison – Q3 2021 vs. Q3 2020

U.S. Retail net income for the nine months ended July 31, 2021, was $3,611 million (US$2,875 million), an increase of $1,456 million (US$1,255 million), or 68% (77% in U.S. dollars), compared with the same period last year. The annualized ROE for the period was 12.5%, compared with 7.3%, in the same period last year. Net income from the U.S. Retail Bank and the Bank’s investment in Schwab was $2,959 million (US$2,359 million) and $652 million (US$516 million), respectively.

The contribution from Schwab was US$516 million, a decrease of US$40 million, or 7%, compared with the contribution from TD Ameritrade for the same period last year.

U.S. Retail Bank net income for the period was US$2,359 million, an increase of US$1,295 million, or 122%, compared with the same period last year, reflecting lower PCL and higher non-interest income, partially offset by lower net interest income and higher expenses.

Revenue for the period was US$6,342 million, an increase of US$16 million compared with same period last year. Net interest income decreased US$249 million, or 5%, as lower deposit margins more than offset growth in deposit volume and higher income from PPP loans, including accelerated fee amortization from loan forgiveness. Net interest margin was 2.18%, a decrease of 65 bps, primarily reflecting deposit margin compression and balance sheet mix. Non-interest income increased US$265 million, or 20%, reflecting fee income growth from increased customer activity, lower losses on low-income housing investments, higher valuation of certain investments, and higher gains on the sale of mortgage loans.

Average loan volumes increased US$1 billion compared with the same period last year. Personal loans decreased 1%, as growth in residential mortgages and auto loans was offset by historically high payment rates on credit cards and decline in home equity. Business loans increased 1%, as higher PPP originations were partially offset by paydowns and lower line usage on commercial loans, and PPP loan forgiveness. Average deposit volumes increased US$65 billion, or 21%, reflecting a 26% increase in business deposit volumes, a 20% increase in personal deposit volumes, and an 18% increase in sweep deposit volumes.

PCL was a recovery of US$144 million, lower by US$1,856 million compared with the same period last year. PCL – impaired was US$291 million, a decrease of US$336 million, or 54%, primarily reflected in the consumer lending portfolios, largely related to the continued impact of government economic support programs. PCL – performing was a recovery of US$435 million, lower by US$1,520 million, reflecting a performing allowance increase in the prior year and a release this period largely related to an improvement in the economic outlook. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was -0.10%, a decrease of 150 bps.

Non-interest expenses for the period were US$3,813 million, an increase of US$180 million, or 5%, compared with the same period last year, reflecting US$125 million in store optimization costs and higher employee-related expenses, partially offset by lower legal provisions and productivity savings.

The efficiency ratio for the period was 60.1%, compared with 57.4%, for the same period last year.

THE CHARLES SCHWAB CORPORATION

Refer to Note 7, Investment in Associates and Joint Ventures of the Bank’s Interim Consolidated Financial Statements for further information on Schwab.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 17

TABLE 13:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Net interest income (TEB)	$632	$648	$531	$1,941	$1,381

Non-interest income	451	509	866	1,609	2,323
Total revenue	1,083	1,157	1,397	3,550	3,704
Provision for (recovery of) credit losses – impaired	–	12	52	22	298

Provision for (recovery of) credit losses – performing	2	(75)	71	(63)	216
Total provision for (recovery of) credit losses	2	(63)	123	(41)	514
Non-interest expenses	635	705	669	2,051	1,937

Provision for (recovery of) income taxes (TEB)	116	132	163	390	321
Net income	$330	$383	$442	$1,150	$932

Selected volumes and ratios
Trading-related revenue (TEB)	$467	$558	$942	$1,769	$2,179
Average gross lending portfolio (billions of Canadian dollars)[1]	59.9	60.3	69.4	59.6	63.3
Return on common equity[2]	15.7%	20.0%	19.7%	19.0%	14.9%

Efficiency ratio	58.6	60.9	47.9	57.8	52.3
Average number of full-time equivalent staff	4,839	4,757	4,632	4,758	4,566

[1]	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps (CDS), and allowance for credit losses.
[2]	Capital allocated to the business segment was reduced to 9% CET1 effective the second quarter of 2020 compared with 10.5% in the first quarter of 2020.

Quarterly comparison – Q3 2021 vs. Q3 2020

Wholesale Banking net income for the quarter was $330 million, a decrease of $112 million, or 25%, compared with the third quarter last year, reflecting lower revenue, partially offset by lower PCL and lower non-interest expenses.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $1,083 million, a decrease of $314 million, or 22%, compared with the third quarter last year, primarily reflecting lower trading-related revenue, partially offset by higher other revenue and advisory fees.

PCL for the quarter was $2 million, a decrease of $121 million compared with the third quarter last year. PCL – impaired was nil, a decrease of $52 million reflecting credit migration in the prior year. PCL – performing was $2 million, a decrease of $69 million, reflecting a performing allowance increase in the prior year.

Non-interest expenses were $635 million, a decrease of $34 million, or 5%, compared with the third quarter last year, primarily reflecting lower variable compensation, partially offset by higher employee-related costs from continued investment in Wholesale Banking’s U.S. dollar strategy.

Quarterly comparison – Q3 2021 vs. Q2 2021

Wholesale Banking net income for the quarter was $330 million, a decrease of $53 million, or 14%, compared with the prior quarter, reflecting lower revenue and higher PCL, partially offset by lower non-interest expenses.

Revenue for the quarter decreased $74 million, or 6%, primarily reflecting lower trading-related revenue, partially offset by higher advisory fees.

PCL was $2 million, compared with a recovery of $63 million in the prior quarter. PCL – impaired was nil, a decrease of $12 million. PCL – performing was $2 million, compared with a recovery of $75 million in the prior quarter.

Non-interest expenses for the quarter decreased $70 million, or 10%, primarily reflecting lower variable compensation.

Year-to-date comparison – Q3 2021 vs. Q3 2020

Wholesale Banking net income for the nine months ended July 31, 2021 was $1,150 million, an increase of $218 million, or 23%, compared with the same period last year, reflecting lower PCL, partially offset by lower revenue and higher non-interest expenses.

Revenue was $3,550 million, a decrease of $154 million, or 4%, compared with the same period last year, reflecting lower trading-related revenue, partially offset by higher loan, equity underwriting, and advisory fees.

PCL was a recovery of $41 million, lower by $555 million compared with the same period last year. PCL – impaired was $22 million, a decrease of $276 million primarily reflecting credit migration in the prior year. PCL – performing was a recovery of $63 million, lower by $279 million reflecting a performing allowance increase in the prior year, and a release this year largely related to an improvement in the economic outlook.

Non-interest expenses were $2,051 million, an increase of $114 million, or 6%, compared with the same period last year, primarily reflecting higher employee-related costs from continued investment in Wholesale Banking’s U.S. dollar strategy.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 18

TABLE 14:  CORPORATE

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Net income (loss) – reported	$(205)	$(186)	$(130)	$(588)	$(559)
Adjustments for items of note[1]
Amortization of acquired intangibles before income taxes	68	69	63	211	201
Acquisition and integration charges related to the Schwab transaction	24	19	–	81	–

Less: impact of income taxes	9	8	9	26	29
Net income (loss) – adjusted	$(122)	$(106)	$(76)	$(322)	$(387)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(169)	$(186)	$(153)	$(537)	$(531)

Other	47	80	77	215	144
Net income (loss) – adjusted	$(122)	$(106)	$(76)	$(322)	$(387)

Selected volumes

Average number of full-time equivalent staff	17,657	17,736	17,889	17,704	17,726
[1]	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q3 2021 vs. Q3 2020

Corporate segment’s reported net loss for the quarter was $205 million, compared with a reported net loss of $130 million in the third quarter last year. The year-over-year increase reflects a lower contribution from other items, acquisition and integration charges related to the Schwab transaction, and higher net corporate expenses. The decrease in other items primarily reflects lower revenue from treasury and balance sheet management activities this quarter and the impact of tax items in the prior year. Net corporate expenses increased $16 million compared to the same quarter last year. The adjusted net loss for the quarter was $122 million, compared with an adjusted net loss of $76 million in the third quarter last year.

Quarterly comparison – Q3 2021 vs. Q2 2021

Corporate segment’s reported net loss for the quarter was $205 million, compared with a reported net loss of $186 million in the prior quarter. The quarter-over-quarter increase reflects a lower contribution from other items, partially offset by lower net corporate expenses. The decrease in other items primarily reflects lower revenue from treasury and balance sheet management activities this quarter. Net corporate expenses decreased $17 million compared to the prior quarter. The adjusted net loss for the quarter was $122 million, compared with an adjusted net loss of $106 million in the prior quarter.

Year-to-date comparison – Q3 2021 vs. Q3 2020

Corporate segment’s reported net loss for the nine months ended July 31, 2021 was $588 million, compared with a reported net loss of $559 million in the same period last year. The $29 million increase primarily reflects acquisition and integration charges related to the Schwab transaction, partially offset by a higher contribution from other items. Other items increased $71 million, largely reflecting higher revenue from treasury and balance sheet management activities in the current period. Net corporate expenses increased $6 million compared to the same period last year. Adjusted net loss for the nine months ended July 31, 2021 was $322 million, compared with an adjusted net loss of $387 million in the same period last year.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 19

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

TABLE 15:  QUARTERLY RESULTS1

(millions of Canadian dollars, except as noted)				For the three months ended
			2021				2020	2019
	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
Net interest income	$6,004	$5,835	$6,030	$6,027	$6,101	$6,200	$6,169	$6,066

Non-interest income	4,708	4,393	4,782	5,817	4,564	4,328	4,440	4,274
Total revenue	10,712	10,228	10,812	11,844	10,665	10,528	10,609	10,340
Provision for (recovery of) credit losses	(37)	(377)	313	917	2,188	3,218	919	891
Insurance claims and related expenses	836	441	780	630	805	671	780	705
Non-interest expenses	5,616	5,729	5,784	5,709	5,307	5,121	5,467	5,543
Provision for (recovery of) income taxes	922	962	827	(202)	445	250	659	646

Share of net income from investment in Schwab and TD Ameritrade	170	222	169	353	328	247	205	301
Net income – reported	3,545	3,695	3,277	5,143	2,248	1,515	2,989	2,856
Pre-tax adjustments for items of note[2]
Amortization of acquired intangibles	68	69	74	61	63	68	70	74
Acquisition and integration charges related to the Schwab transaction	24	19	38	–	–	–	–	–
Net gain on sale of the investment in TD Ameritrade	–	–	–	(1,421)	–	–	–	–

Charges associated with the acquisition of Greystone	–	–	–	25	25	26	24	30
Total pre-tax adjustments for items of note	92	88	112	(1,335)	88	94	94	104

Less: Impact of income taxes	9	8	9	838	9	10	11	14
Net income – adjusted	3,628	3,775	3,380	2,970	2,327	1,599	3,072	2,946

Preferred dividends and distributions on other equity instruments	56	65	65	64	68	68	67	68
Net income available to common shareholders – adjusted	$3,572	$3,710	$3,315	$2,906	$2,259	$1,531	$3,005	$2,878

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.92	$2.00	$1.77	$2.80	$1.21	$0.80	$1.61	$1.54
Adjusted	1.96	2.04	1.83	1.60	1.25	0.85	1.66	1.59
Diluted earnings per share
Reported	1.92	1.99	1.77	2.80	1.21	0.80	1.61	1.54
Adjusted	1.96	2.04	1.83	1.60	1.25	0.85	1.66	1.59
Return on common equity – reported	15.3%	16.7%	14.3%	23.3%	10.0%	6.9%	14.2%	13.6%
Return on common equity – adjusted	15.6	17.1	14.7	13.3	10.4	7.3	14.6	14.0
(billions of Canadian dollars, except as noted)
Average earning assets	$1,527	$1,536	$1,563	$1,531	$1,494	$1,374	$1,292	$1,264

Net interest margin	1.56%	1.56%	1.53%	1.57%	1.62%	1.83%	1.90%	1.90%

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]

For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document. For further explanations of items of note for the quarters ended January 31, 2021, April 30, 2020 and January 31, 2020, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of the Report to Shareholders for such quarter. For further explanations of items of note for the quarters ended October 31, 2020 and October 31, 2019, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of the earnings news release for the three months and twelve months ended October 31, 2020 and October 31, 2019, issued on December 3, 2020 and December 5, 2019, respectively.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 20

BALANCE SHEET REVIEW

TABLE 16:  SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS

(millions of Canadian dollars)		As at
	July 31, 2021	October 31, 2020
Assets
Cash and Interest-bearing deposits with banks	$173,360	$170,594
Trading loans, securities, and other	147,438	148,318
Non-trading financial assets at fair value through profit or loss	9,252	8,548
Derivatives	51,742	54,242
Financial assets designated at fair value through profit or loss	4,632	4,739
Financial assets at fair value through other comprehensive income	84,389	103,285
Debt securities at amortized cost, net of allowance for credit losses	250,310	227,679
Securities purchased under reverse repurchase agreements	162,154	169,162
Loans, net of allowance for loan losses	719,220	717,523
Investment in Schwab	11,231	12,174

Other	89,365	99,601

Total assets	$1,703,093	$1,715,865
Liabilities
Trading deposits	$29,445	$19,177
Derivatives	52,715	53,203
Financial liabilities designated at fair value through profit or loss	92,355	59,665
Deposits	1,118,681	1,135,333
Obligations related to securities sold under repurchase agreements	155,863	188,876
Subordinated notes and debentures	11,303	11,477

Other	142,824	152,635

Total liabilities	1,603,186	1,620,366

Total equity	99,907	95,499
Total liabilities and equity	$1,703,093	$1,715,865

Total assets were $1,703 billion as at July 31, 2021, a decrease of $13 billion, or 1%, from October 31, 2020. The impact of foreign exchange translation from the appreciation in the Canadian dollar decreased total assets by $50 billion, or approximately 3%.

The decrease in total assets reflects financial assets at fair value through other comprehensive income (FVOCI) of $19 billion, other assets of $10 billion, securities purchased under reverse repurchase agreements of $7 billion, derivatives of $3 billion, investment in Schwab of $1 billion and trading loans, securities, and other of $1 billion. The decrease was partially offset by an increase in debt securities at amortized cost (DSAC), net of allowance for credit losses, of $22 billion, cash and interest-bearing deposits with banks of $3 billion, loans, net of allowances for loan losses of $2 billion and non-trading financial assets at fair value through profit or loss (FVTPL) of $1 billion.

Cash and interest-bearing deposits with banks increased $3 billion primarily reflecting growth in customer deposits and cash management activities.

Trading loans, securities, and other decreased $1 billion primarily reflecting a decrease in government-related securities and the impact of foreign exchange translation, partially offset by an increase in equity securities.

Non-trading financial assets at fair value through profit or loss increased $1 billion reflecting new investments, partially offset by maturities.

Derivatives decreased $3 billion reflecting changes in mark-to-market values of foreign exchange and interest rate contracts and the impact of foreign exchange translation.

Financial assets at fair value through other comprehensive income decreased $19 billion reflecting maturities and the impact of foreign exchange translation, partially offset by new investments.

Debt securities at amortized cost, net of allowance for credit losses increased $22 billion reflecting new investments, partially offset by the impact of foreign exchange translation and maturities.

Securities purchased under reverse repurchase agreements decreased $7 billion reflecting the impact of foreign exchange translation and a decrease in volume.

Loans, net of allowance for loan losses increased $2 billion reflecting volume growth in real estate secured lending, partially offset by the impact of foreign exchange translation.

Investment in Schwab decreased $1 billion primarily reflecting the impact of foreign exchange translation.

Other assets decreased $10 billion primarily reflecting a decrease in amounts receivable from brokers, dealers and clients reflecting lower volumes of pending trades, and the impact of foreign exchange translation.

Total liabilities were $1,603 billion as at July 31, 2021, a decrease of $17 billion, or 1%, from October 31, 2020. The impact of foreign exchange translation from the appreciation in the Canadian dollar decreased total liabilities by $53 billion, or approximately 3%.

The decrease in total liabilities reflects obligations related to securities sold under repurchase agreements of $33 billion, deposits of $17 billion and other liabilities of $10 billion. The decrease was partially offset by an increase in financial liabilities designated at FVTPL of $33 billion and trading deposits of $10 billion.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 21

Trading deposits increased $10 billion reflecting new issuances, partially offset by maturities.

Financial liabilities designated at fair value through profit or loss increased $33 billion reflecting new issuances, partially offset by maturities.

Deposits decreased $17 billion as the increase in total deposits was more than offset by the impact of foreign exchange translation.

Obligations related to securities sold under repurchase agreements decreased $33 billion reflecting a decrease in volume.

Other liabilities decreased $10 billion primarily reflecting a decrease in amounts payable to brokers, dealers and clients reflecting lower volumes of pending trades, and the impact of foreign exchange translation.

Equity was $100 billion as at July 31, 2021, an increase of $4 billion, or 5%, from October 31, 2020. The increase primarily reflects an increase in retained earnings and the issuance of limited recourse capital notes, partially offset by the impact of foreign exchange translation.

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q3 2021 vs. Q3 2020

Gross impaired loans excluding ACI loans, were $2,651 million as at July 31, 2021, a decrease of $1,170 million, or 31%, compared with the third quarter last year. Canadian Retail gross impaired loans decreased $330 million, or 24%, compared with the third quarter last year, primarily in the consumer lending portfolios reflecting the ongoing impact of government economic support programs. U.S. Retail gross impaired loans decreased $565 million, or 27%, compared with the third quarter last year, largely reflecting the impact of foreign exchange, the ongoing impact of government economic support programs, and resolutions of impaired loans in the commercial lending portfolio. Wholesale gross impaired loans decreased $275 million or 80%, compared with the third quarter last year, reflecting resolutions outpacing formations. Net impaired loans were $1,938 million as at July 31, 2021, a decrease of $671 million, or 26%, compared with the third quarter last year.

The allowance for credit losses of $7,716 million as at July 31, 2021 was comprised of Stage 3 allowance for impaired loans of $728 million, Stage 2 allowance of $4,297 million and Stage 1 allowance of $2,685 million, and the allowance for debt securities of $6 million. The Stage 1 and 2 allowances are for performing loans and off-balance sheet instruments.

The Stage 3 allowance for loan losses decreased $530 million, or 42%, reflecting resolutions of impaired loans in the Wholesale portfolio, the ongoing impact of government economic support programs, and the impact of foreign exchange. The Stage 1 and Stage 2 allowance for loan losses decreased $980 million, or 12%, largely related to releases this year reflecting improvement in credit conditions, and the impact of foreign exchange. The allowance change included a decrease of $373 million attributable to the retailer program partners’ share of the U.S. strategic cards portfolio.

The allowance for debt securities decreased by $1 million compared with the third quarter last year.

Forward-looking information, including macroeconomic variables deemed to be predictive of expected credit losses (ECLs) based on the Bank’s experience, is used to determine ECL scenarios and associated probability weights to determine the probability-weighted ECLs. Each quarter, all base forecast macroeconomic variables are refreshed, resulting in new upside and downside macroeconomic scenarios. Starting in the first quarter of 2021, the upside scenario was based on plausible scenario analyses of a more rapid recovery from the COVID-19 shock. For the downside forecast, since the second quarter of 2020, macroeconomic variables were based on plausible scenario analyses of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature. The probability weightings assigned to each ECL scenario are also reviewed each quarter and updated as required, as part of the Bank’s ECL governance process. As a result of periodic reviews and quarterly updates, the allowance for credit losses may be revised to reflect updates in statistically derived loss estimates based on the Bank’s recent loss experience and its forward-looking views, including the impact of COVID-19. The Bank periodically reviews the methodology and has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk. Refer to Note 3 of the Bank’s third quarter 2021 Interim Consolidated Financial Statements for further details on forward-looking information.

The probability-weighted allowance for credit losses reflects the Bank’s forward-looking views, including its estimate of the potential impact of COVID-19. The Bank continues to monitor the effects of COVID-19. To the extent that certain anticipated effects of COVID-19 cannot be fully incorporated into quantitative models, management continues to exercise expert credit judgment in determining the amount of ECLs by considering reasonable and supportable information. There remains considerable uncertainty regarding the impact of the COVID-19 pandemic, and as the situation unfolds, the allowance for credit losses will be updated in future quarters. Refer to Note 3 of the Bank’s third quarter 2021 Interim Consolidated Financial Statements for additional details.

The Bank calculates allowances for ECLs on debt securities measured at amortized cost and FVOCI. The Bank has $329 billion in such debt securities, all of which are performing (Stage 1 and 2) and none are impaired (Stage 3). The allowance for credit losses on DSAC and debt securities at FVOCI was $2 million and $4 million, respectively.

Quarterly comparison – Q3 2021 vs. Q2 2021

Gross impaired loans, excluding ACI loans, decreased $152 million, or 5%, compared with the prior quarter, primarily in the Canadian and U.S. consumer lending portfolios reflecting the ongoing impact of government economic support programs. Impaired loans net of allowance decreased $131 million, or 6%, compared with the prior quarter.

The allowance for credit losses of $7,716 million as at July 31, 2021 was comprised of Stage 3 allowance for impaired loans of $728 million, Stage 2 allowance of $4,297 million and Stage 1 allowance of $2,685 million, and the allowance for debt securities of $6 million. The Stage 1 and 2 allowances are for performing loans and off-balance sheet instruments. The Stage 3 allowance for loan losses decreased $38 million, or 5%, compared with prior quarter, primarily in the consumer lending portfolios, largely related to the continued impact of government economic support programs. The Stage 1 and Stage 2 allowance for loan losses decreased $221 million, or 3%, compared with the prior quarter.

The allowance for debt securities was $6 million, consistent with the prior quarter.

For further details on loans, impaired loans, allowance for credit losses, and on the Bank’s use of forward-looking information and macroeconomic variables in determining its allowance for credit losses, refer to Note 6 of the Bank’s third quarter 2021 Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 22

TABLE 17: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Personal, Business, and Government Loans[1]
Impaired loans as at beginning of period	$2,803	$3,057	$3,606	$3,157	$3,032
Classified as impaired during the period	830	1,010	1,708	3,043	5,180
Transferred to performing during the period	(229)	(257)	(297)	(732)	(842)
Net repayments	(309)	(353)	(278)	(963)	(987)
Disposals of loans	(15)	–	–	(18)	(15)
Amounts written off	(454)	(585)	(828)	(1,714)	(2,575)

Exchange and other movements	25	(69)	(90)	(122)	28
Impaired loans as at end of period	$2,651	$2,803	$3,821	$2,651	$3,821

[1]	Excludes ACI loans.

TABLE 18: ALLOWANCE FOR CREDIT LOSSES

(millions of Canadian dollars, except as noted)			As at
	July 31 2021	April 30 2021	July 31 2020
Allowance for loan losses for on-balance sheet loans
Stage 1 allowance for loan losses	$2,311	$2,368	$2,841
Stage 2 allowance for loan losses	3,782	3,891	4,070

Stage 3 allowance for loan losses	718	740	1,222
Total allowance for loan losses for on-balance sheet loans[1]	6,811	6,999	8,133
Allowance for off-balance sheet instruments
Stage 1 allowance for loan losses	374	381	459
Stage 2 allowance for loan losses	515	563	592

Stage 3 allowance for loan losses	10	26	36

Total allowance for off-balance sheet instruments	899	970	1,087
Allowance for loan losses	7,710	7,969	9,220

Allowance for debt securities	6	6	7
Allowance for credit losses	$7,716	$7,975	$9,227
Impaired loans, net of allowance[2,3]	$1,938	$2,069	$2,609
Net impaired loans as a percentage of net loans[2,3]	0.26%	0.28%	0.35%
Total allowance for loan losses as a percentage of gross loans and acceptances[2]	1.03	1.08	1.24

Provision for (recovery of) credit losses as a percentage of net average loans and acceptances	(0.02)	(0.21)	1.17

[1]	Includes allowance for loan losses related to loans that are measured at FVOCI of nil as at July 31, 2021 (April 30, 2021 – $1 million; July 31, 2020 – nil).
[2]	Excludes ACI loans.
[3]	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies are designed so that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank’s real estate secured lending portfolio against potential losses caused by borrowers’ default. The Bank may also purchase default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist.

Canadian minimum qualifying rate for uninsured and insured mortgages

On May 20, 2021, Office of the Superintendent of Financial Institutions Canada (OSFI) announced changes to the minimum qualifying rate for uninsured mortgages. In addition, the Department of Finance announced changes to the qualifying rate for insured mortgages. Effective June 1, 2021, the new benchmark rate will be the greater of the mortgage contractual rate plus 2% or 5.25% for both uninsured and insured mortgages. The previous uninsured benchmark rate was the greater of the mortgage contractual rate plus 2% or the Bank of Canada five-year benchmark rate. The previous insured benchmark rate was the greater of the mortgage contractual rate or the Bank of Canada five-year benchmark rate.

TABLE 19: CANADIAN REAL ESTATE SECURED LENDING1

(millions of Canadian dollars)					As at
	Amortizing			Non-amortizing	Total
	Residential Mortgages	Home equity lines of credit	Total amortizing real estate secured lending	Home equity lines of credit
					July 31, 2021
Total	$227,606	$68,928	$296,534	$31,105	$327,639

					October 31, 2020
Total	$213,239	$61,790	$275,029	$33,048	$308,077

[1]	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 23

TABLE 20: REAL ESTATE SECURED LENDING1,2

(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
									July 31, 2021
Canada
Atlantic provinces	$3,052	1.3%	$3,424	1.5%	$278	0.3%	$1,427	1.4%	$3,330	1.0%	$4,851	1.5%
British Columbia[4]	9,646	4.2	35,722	15.7	1,505	1.5	17,372	17.4	11,151	3.4	53,094	16.2
Ontario[4]	26,312	11.6	91,689	40.4	5,319	5.3	51,457	51.4	31,631	9.7	143,146	43.6
Prairies[4]	20,939	9.2	17,122	7.5	2,501	2.5	11,314	11.3	23,440	7.2	28,436	8.7

Québec	8,239	3.6	11,461	5.0	870	0.9	7,990	8.0	9,109	2.8	19,451	5.9

Total Canada	68,188	29.9%	159,418	70.1%	10,473	10.5%	89,560	89.5%	78,661	24.1%	248,978	75.9%
United States	880		34,970		–		9,075		880		44,045
Total	$69,068		$194,388		$10,473		$98,635		$79,541		$293,023
									October 31, 2020
Canada
Atlantic provinces	$3,218	1.5%	$3,108	1.5%	$316	0.3%	$1,337	1.4%	$3,534	1.1%	$4,445	1.4%
British Columbia[4]	10,142	4.8	30,416	14.3	1,670	1.8	16,192	17.1	11,812	3.8	46,608	15.1
Ontario[4]	28,818	13.5	80,096	37.4	5,925	6.2	47,361	50.0	34,743	11.3	127,457	41.5
Prairies[4]	21,741	10.2	16,750	7.9	2,726	2.9	11,260	11.9	24,467	7.9	28,010	9.1

Québec	8,520	4.0	10,430	4.9	993	1.0	7,058	7.4	9,513	3.1	17,488	5.7

Total Canada	72,439	34.0%	140,800	66.0%	11,630	12.2%	83,208	87.8%	84,069	27.2%	224,008	72.8%

United States	1,008		37,972		–		10,953		1,008		48,925
Total	$73,447		$178,772		$11,630		$94,161		$85,077		$272,933

[1]	Geographic location is based on the address of the property mortgaged.
[2]	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
[3]

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

[4]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank’s residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 21: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION1,2

									As at
	<5 years	5– <10 years	10– <15 years	15– <20 years	20– <25 years	25– <30 years	30– <35 years	>=35 years	Total
							July 31, 2021
Canada	0.9%	3.2%	6.6%	19.3%	42.6%	27.0%	0.4%	–%	100.0%

United States	7.8	3.6	4.5	5.7	18.5	58.0	1.7	0.2	100.0
Total	1.8%	3.3%	6.4%	17.4%	39.3%	31.2%	0.6%	–%	100.0%
							October 31, 2020
Canada	0.9%	3.4%	6.9%	20.0%	44.7%	23.3%	0.8%	–%	100.0%

United States	5.3	4.5	4.6	6.0	20.8	56.3	2.3	0.2	100.0
Total	1.6%	3.5%	6.5%	17.8%	41.2%	28.4%	1.0%	–%	100.0%

[1]	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
[2]	Percentage based on outstanding balance.

TABLE 22: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired1,2,3

	For the three months ended
	Residential mortgages	Home equity lines of credit[4,5]	Total	Residential mortgages	Home equity lines of credit[4,5]	Total
		July 31, 2021			October 31, 2020
Canada
Atlantic provinces	73%	71%	72%	74%	72%	74%
British Columbia[6]	68	65	67	68	65	67
Ontario[6]	68	66	67	69	66	68
Prairies[6]	74	71	73	74	71	73

Québec	73	72	72	73	73	73

Total Canada	69	67	68	70	67	69

United States	73	63	72	73	63	72
Total	69%	66%	68%	70%	67%	69%

[1]	Geographic location is based on the address of the property mortgaged.
[2]	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
[3]	Based on house price at origination.
[4]	Home equity lines of credit (HELOCs) loan-to-value includes first position collateral mortgage if applicable.
[5]	HELOC fixed rate advantage option is included in loan-to-value calculation.
[6]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 24

Sovereign Risk

The following table provides a summary of the Bank’s credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 23: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty1

(millions of Canadian dollars)													As at
	Loans and commitments[2]				Derivatives, repos, and securities lending[3]				Trading and investment portfolio[4,5]				Total Exposure	[6]
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total
Country											July 31, 2021

GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	–	9	9	–	–	13	13	24	2	66	92	114
Ireland	–	–	544	544	4	4	358	366	–	–	3	3	913
Portugal	–	–	–	–	–	121	37	158	1	–	–	1	159

Spain	–	–	95	95	–	–	146	146	19	53	33	105	346

Total GIIPS	–	–	648	648	4	125	554	683	44	55	102	201	1,532

Rest of Europe
Austria	–	–	17	17	10	87	26	123	–	1,462	3	1,465	1,605
Belgium	437	–	172	609	707	37	179	923	–	307	–	307	1,839
Finland	–	211	9	220	–	66	120	186	–	950	59	1,009	1,415
France	557	923	979	2,459	20	372	1,198	1,590	158	5,973	353	6,484	10,533
Germany	2,305	530	377	3,212	936	703	1,390	3,029	261	8,810	44	9,115	15,356
Netherlands	612	243	378	1,233	244	235	675	1,154	162	2,462	71	2,695	5,082
Norway	–	320	28	348	–	186	29	215	5	1,024	474	1,503	2,066
Sweden	–	–	56	56	–	105	144	249	14	1,881	690	2,585	2,890
Switzerland	1,022	81	313	1,416	507	85	1,108	1,700	16	–	62	78	3,194
United Kingdom	6,549	24,034	664	31,247	1,748	1,167	8,861	11,776	676	1,203	394	2,273	45,296

Other[7]	–	249	173	422	–	180	610	790	1	385	2	388	1,600

Total Rest of Europe	11,482	26,591	3,166	41,239	4,172	3,223	14,340	21,735	1,293	24,457	2,152	27,902	90,876
Total Europe	$11,482	$26,591	$3,814	$41,887	$4,176	$3,348	$14,894	$22,418	$1,337	$24,512	$2,254	$28,103	$92,408

Country											October 31, 2020

GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	–	10	10	–	–	3	3	17	–	17	34	47
Ireland	–	–	320	320	11	–	331	342	–	–	21	21	683
Portugal	–	–	–	–	–	86	24	110	13	–	–	13	123

Spain	–	–	89	89	–	–	86	86	4	715	38	757	932

Total GIIPS	–	–	419	419	11	86	444	541	34	715	76	825	1,785

Rest of Europe
Austria	–	–	18	18	3	122	33	158	5	1,266	9	1,280	1,456
Belgium	266	–	189	455	824	30	175	1,029	40	320	–	360	1,844
Finland	–	252	9	261	–	52	63	115	–	1,054	16	1,070	1,446
France	591	1,024	962	2,577	55	1,075	1,253	2,383	109	4,789	466	5,364	10,324
Germany	1,481	494	374	2,349	895	697	725	2,317	249	9,691	30	9,970	14,636
Netherlands	609	275	536	1,420	383	179	1,086	1,648	29	2,635	220	2,884	5,952
Norway	–	365	29	394	–	439	42	481	5	708	439	1,152	2,027
Sweden	–	–	67	67	–	109	174	283	4	1,784	781	2,569	2,919
Switzerland	1,163	151	331	1,645	327	19	856	1,202	16	–	162	178	3,025
United Kingdom	5,333	9,797	760	15,890	1,592	847	8,424	10,863	93	479	526	1,098	27,851

Other[7]	–	273	109	382	9	203	699	911	–	430	40	470	1,763

Total Rest of Europe	9,443	12,631	3,384	25,458	4,088	3,772	13,530	21,390	550	23,156	2,689	26,395	73,243
Total Europe	$9,443	$12,631	$3,803	$25,877	$4,099	$3,858	$13,974	$21,931	$584	$23,871	$2,765	$27,220	$75,028

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]

Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at July 31, 2021, or October 31, 2020.

[3]

Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $2.0 billion (October 31, 2020 – $1.5 billion) for GIIPS and $77.7 billion for the rest of Europe (October 31, 2020 – $82.3 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.

[4]	Trading and investment portfolio includes deposits and trading exposures are net of eligible short positions.
[5]	The fair values of the GIIPS exposures in Level 3 in the trading and investment portfolio were nil as at July 31, 2021 and October 31, 2020.
[6]	The Bank had nil related notional protection purchased through CDS (October 31, 2020 – nil).
[7]

Other European exposure is distributed across 11 countries (October 31, 2020 – 12 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at October 31, 2020.

Of the Bank’s European exposure, approximately 98% (October 31, 2020 – 97%) is to counterparties in countries rated either Aa3 or better by Moody’s Investor Services (Moody’s) or AA or better by Standard & Poor’s (S&P), with the majority of this exposure to the sovereigns themselves or to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA or better, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $14.1 billion (October 31, 2020 – $14.8 billion) of exposure to supranational entities with European sponsorship and $4.2 billion (October 31, 2020 – $6.2 billion) of indirect exposure to European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 25

CAPITAL POSITION

REGULATORY CAPITAL

Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by RWA, inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III introduced a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures. TD continues to manage its regulatory capital in accordance with the Basel III Capital Framework as discussed in the “Capital Position” section of the Bank’s 2020 Annual Report.

OSFI’s Capital Requirements under Basel III

OSFI’s Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks. Other requirements, in addition to those described in “OSFI’s Capital Requirements under Basel III” section of Bank’s 2020 Annual Report, are noted below.

On March 13, 2020, as part of its COVID-19 response, OSFI announced that the Domestic Stability Buffer (DSB), previously set to increase to 2.25% effective April 30, 2020, was being lowered to 1.00% effective immediately and would not be increased for at least 18 months from March 13, 2020. On June 17, 2021, OSFI announced that the DSB would increase to 2.50% of total risk-weighted assets, effective October 31, 2021.

The Bank maintained its Global Systemically Important Bank (G-SIB) status when the Financial Stability Board published the 2020 list of G-SIBs on November 11, 2020. As a result, the Bank continues to be subject to an additional loss absorbency requirement (CET1 as a percentage of RWA) of 1%, which is consistent with the surcharge applied to all Canadian Domestic Systemically Important Banks (D-SIBs).

The table below summarizes OSFI’s current regulatory minimum capital ratios for the Bank.

REGULATORY CAPITAL TARGET RATIOS

	Minimum	Capital Conservation Buffer	D-SIB /G-SIB[1] Surcharge	Pillar 1[2] Regulatory target	DSB[3]	Pillar 1 & 2 regulatory target
CET1	4.5%	2.5%	1.0%	8.0%	1.0%	9.0%
Tier 1	6.0	2.5	1.0	9.5	1.0	10.5

Total Capital	8.0	2.5	1.0	11.5	1.0	12.5
[1]

The higher of the D-SIB and G-SIB surcharge applies. The D-SIB surcharge is currently equivalent to the Bank’s 1% G-SIB additional common equity requirement. The G SIB surcharge may increase above 1% if the Bank’s G-SIB score increases above certain thresholds to a maximum of 4.5%.

[2]	The Bank’s countercyclical buffer requirement is 0% as of July 31, 2021.
[3]

The DSB is established by OSFI within a range of 0% to 2.5% and is required to be held by D-SIBs in recognition of Pillar 2 risks associated with systemic vulnerabilities. OSFI has announced that the DSB will increase to 2.5% of total RWA effective October 31, 2021.

The Bank’s Leverage Ratio is calculated as per OSFI’s Leverage Requirements guideline and has a regulatory minimum requirement of 3%.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 Capital instruments must include non-viability contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event as defined in the guidance. Non-common Tier 1 and Tier 2 capital instruments issued prior to January 1, 2013 which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in Q1 2022.

On September 23, 2018, the Canadian Bail-in regime came into effect, including OSFI’s Total Loss Absorbing Capacity (TLAC) guideline. Under this guideline, the Bank is required to meet supervisory risk-based TLAC and TLAC leverage ratio targets by November 1, 2021. As of September 2018, the targets were 23.0% of RWA for the risk-based TLAC ratio, inclusive of the 1.50% DSB effective at that time, and 6.75% for the TLAC leverage ratio. As a result of the June 17, 2021 OSFI announcement related to the increase in the DSB, the Bank will be required to meet a risk-based TLAC target ratio of 24.0% of RWA, inclusive of the 2.50% DSB, by November 1, 2021. Further changes to the DSB will result in corresponding changes to the risk-based TLAC target ratio.

In the second quarter of 2020, OSFI introduced a number of measures to support D-SIBs’ ability to supply credit to the economy during an expected period of disruption related to COVID-19 and market conditions which are described in the “OSFI’s Capital Requirements under Basel III” section of Bank’s 2020 Annual Report, with further announcements and measures noted below.

•

On January 27, 2021, OSFI published guidance on the treatment of new loans to businesses through the Government of Canada’s HASCAP, announced on January 26, 2021. Under the program, the Government mandated the BDC to set up the HASCAP loan guarantee program. HASCAP loans are treated as sovereign exposures based on the BDC guarantee and the relevant risk weight applied under OSFI’s CAR guideline. The entire amount of the loan is included in the lender’s leverage ratio calculation. The Bank began originating loans under the HASCAP program in the second quarter of 2021.

•	On March 16, 2021, OSFI announced the expiration, effective May 1, 2021, of the temporary reduction in the stressed Value-at-Risk (VaR) multiplier, that was announced on March 27, 2020.
•

Beginning April 9, 2020, OSFI allowed Deposit-Taking Institutions to temporarily exclude sovereign-issued securities that qualify as High-Quality Liquid Assets (HQLA) and central bank reserves under the Liquidity Adequacy Requirements (LAR) Guideline from the leverage ratio measure. On August 12, 2021, OSFI confirmed that the exclusion of sovereign-issued securities will not extend past December 31, 2021. Central bank reserves will continue to be excluded from the leverage ratio exposure measure until further notice.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 26

The following table provides details of TD’s regulatory capital position.

TABLE 24:  CAPITAL STRUCTURE AND RATIOS – Basel III

(millions of Canadian dollars, except as noted)	As at
	July 31 2021	October 31 2020	July 31 2020
Common Equity Tier 1 Capital
Common shares plus related contributed surplus	$22,879	$22,570	$22,429
Retained earnings	61,167	53,845	49,934

Accumulated other comprehensive income	9,164	13,437	14,307
Common Equity Tier 1 Capital before regulatory adjustments	93,210	89,852	86,670
Common Equity Tier 1 Capital regulatory adjustments
Goodwill (net of related tax liability)[1]	(16,211)	(17,019)	(20,001)
Intangibles (net of related tax liability)	(2,022)	(2,030)	(2,138)
Deferred tax assets excluding those arising from temporary differences	(122)	(177)	(207)
Cash flow hedge reserve	(3,052)	(3,720)	(4,276)
Shortfall of provisions to expected losses	–	–	–
Gains and losses due to changes in own credit risk on fair valued liabilities	(90)	(57)	(62)
Defined benefit pension fund net assets (net of related tax liability)	(246)	(9)	(13)
Investment in own shares	(2)	(36)	(87)
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)[2]	(5,163)	(6,321)	–
Significant investments in the common stock of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)[2]	–	–	(2,197)

Other deductions or regulatory adjustments to CET1 as determined by OSFI[3]	960	2,133	1,857

Total regulatory adjustments to Common Equity Tier 1 Capital	(25,948)	(27,236)	(27,124)
Common Equity Tier 1 Capital	67,262	62,616	59,546
Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments plus stock surplus	6,697	5,647	5,796
Directly issued capital instruments subject to phase out from Additional Tier 1	440	1,190	1,193

Additional Tier 1 instruments issued by subsidiaries and held by third parties	–	–	–
Additional Tier 1 Capital instruments before regulatory adjustments	7,137	6,837	6,989
Additional Tier 1 Capital instruments regulatory adjustments
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(10)	(12)	–

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(350)	(350)	(350)

Total regulatory adjustments to Additional Tier 1 Capital	(360)	(362)	(350)

Additional Tier 1 Capital	6,777	6,475	6,639
Tier 1 Capital	74,039	69,091	66,185
Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	11,103	11,277	12,276
Directly issued capital instruments subject to phase out from Tier 2	120	160	160

Collective allowances	1,569	509	646
Tier 2 Capital before regulatory adjustments	12,792	11,946	13,082
Tier 2 regulatory adjustments
Investments in own Tier 2 instruments	–	–	–
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)[4]	(369)	(856)	–
Non-significant investments in the other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs, where the institution does not own more than 10% of the issued common share capital of the entity: amount previously designated for the 5% threshold but that no longer meets the conditions	(101)	–	–

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(160)	(160)	(160)

Total regulatory adjustments to Tier 2 Capital	(630)	(1,016)	(160)

Tier 2 Capital	12,162	10,930	12,922
Total Capital	$86,201	$80,021	$79,107
Risk-weighted assets	$465,453	$478,909	$478,117
Capital Ratios and Multiples[5]
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)	14.5%	13.1%	12.5%
Tier 1 Capital (as percentage of risk-weighted assets)	15.9	14.4	13.8
Total Capital (as percentage of risk-weighted assets)	18.5	16.7	16.5

Leverage ratio[6]	4.8	4.5	4.4
[1]	As of the fourth quarter of 2020, goodwill deduction decreased due to the sale of the investment in TD Ameritrade.
[2]

As of the fourth quarter of 2020, significant investment deduction was eliminated due to the sale of the investment in TD Ameritrade and the non-significant investment deduction increased due to the investment in Schwab.

[3]	Represents ECL transitional arrangements provided by OSFI. Refer to the “OSFI’s Capital Requirements under Basel III” within the “Capital Position” section of the Bank’s 2020 Annual Report.
[4]

Includes other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs that are outside the scope of regulatory consolidation, where the institution does not own more than 10% of the issued common share capital of the entity.

[5]	The CET1, Tier 1, Total Capital and Leverage ratios excluding the ECL transitional arrangements are 14.2%, 15.7%, 18.5%, and 4.7%, respectively.
[6]	The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined in the “Regulatory Capital” section of this document.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 27

As at July 31, 2021, the Bank’s CET1, Tier 1, and Total Capital ratios were 14.5%, 15.9%, and 18.5%, respectively. The increase in the Bank’s CET1 Capital ratio from 13.1% as at October 31, 2020 was primarily from organic growth and actuarial gains on employee benefit plans (net), partially offset by the reduction in the scaling factor related to OSFI’s transition arrangements for ECL provisioning, from 70% in fiscal 2020 to 50% in fiscal 2021, and acquisitions during the quarter.

As at July 31, 2021, the Bank’s Leverage ratio was 4.8%, compared with 4.5%, as at October 31, 2020. The Leverage ratio increased primarily reflecting organic growth and the impact of foreign exchange, partially offset by exposure growth primarily in the Canadian Retail segment.

Future Regulatory Capital Developments

Future regulatory capital developments, in addition to those described in the “Future Regulatory Capital Developments” section of the Bank’s 2020 Annual Report, are noted below.

On November 26, 2020, the BCBS published a technical amendment for capital requirements for non-performing loan securitizations. The amendment includes removal of the option to use the foundation internal risk-based parameters as inputs for the internal ratings-based approach (SEC-IRBA), a 100% risk weight floor for exposures to securitizations that are risk weighted under SEC-IRBA or the standardized approach, and guidance on risk weights for certain senior tranches of securitizations. The amendment is scheduled to be implemented no later than January 1, 2023.

On March 11, 2021, OSFI released a public consultation on proposed regulatory changes for the final round of Basel III reforms to its capital, leverage, and related disclosure guidelines for banks. OSFI’s proposals are largely in line with the international standards set by the BCBS adapted to reflect domestic market considerations. The revised guidelines will be implemented in the first quarter of 2023, with the exception of the revised CAR guideline chapters relating to credit valuation adjustment risk and market risk that will be effective in the first quarter of 2024. On June 18, 2021, OSFI published a public consultation on the proposed management of operational risk capital data for institutions required to use the Basel III Standardized Approach for Operational Risk capital. Also, on June 18, 2021, OSFI launched a consultation on proposed changes to the treatment of credit valuation adjustments and market risk hedges of other valuation adjustments of over-the-counter (OTC) derivatives. These two proposed regulatory changes are a continuation of OSFI’s public consultation on the Basel III reforms.

On August 13, 2021, OSFI published final revisions to its Advisory on G-SIBs – Public Disclosure Requirements. The revised advisory addresses changes to the disclosure requirements included in the updated G-SIBs assessment methodology that was published by the BCBS in July 2018 and takes effect for the 2022 G-SIB assessment exercise.

TABLE 25: EQUITY AND OTHER SECURITIES

(millions of shares/units, except as noted)		As at
	July 31, 2021	October 31, 2020
	Number of shares/units	Number of shares/units
Common shares outstanding	1,822.5	1,816.1

Treasury shares – common	(2.5)	(0.5)
Total common shares	1,820.0	1,815.6
Stock options
Vested	4.7	5.4
Non-vested	7.8	7.7
Preferred shares – Class A
Series 1	20.0	20.0
Series 3	20.0	20.0
Series 5	20.0	20.0
Series 7	14.0	14.0
Series 9	8.0	8.0
Series 12[1]	–	28.0
Series 14	40.0	40.0
Series 16	14.0	14.0
Series 18	14.0	14.0
Series 20	16.0	16.0
Series 22	14.0	14.0
Series 24	18.0	18.0

Total preferred shares – equity	198.0	226.0

Treasury shares – preferred	(0.2)	(0.1)
Total preferred shares	197.8	225.9
Limited Recourse Capital Notes Series 1[2]	1.8	–
Debt issued by TD Capital Trust IV: (thousands of units)
TD Capital Trust IV Notes – Series 2[3]	450.0	450.0
TD Capital Trust IV Notes – Series 3[4]	–	750.0

[1]

On April 30, 2021, the Bank redeemed all of its 28 million outstanding Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares NVCC, Series 12 (“Series 12 Shares”), at a redemption price of $25.00 per Series 12 Share, for a total redemption cost of $700 million.

[2]	For Limited Recourse Capital Notes, the number of shares/units represents the number of notes issued.
[3]

On February 27, 2020, the Bank announced that, subject to regulatory approval, it expects to exercise a regulatory event redemption right in its fiscal 2022 year in respect of the TD Capital Trust IV Notes – Series 2 outstanding at that time, meaning that this redemption right could occur as early as November 1, 2021. The Bank’s expectations regarding this redemption are based on a number of factors and assumptions, including the Bank’s current and expected future capital position and market conditions, which are subject to change and may result in a change in the Bank’s expectations regarding the redemption.

[4]	On June 30, 2021, TD Capital Trust IV redeemed all of the outstanding TD Capital Trust IV Notes – Series 3.

Limited Recourse Capital Notes

On July 29, 2021, the Bank issued $1,750 million of Limited Recourse Capital Notes NVCC, Series 1 (the “LRCNs”) with recourse limited to assets held in a trust consolidated by the Bank (the “Limited Recourse Trust”). The Limited Recourse Trust’s assets consist of $1,750 million of the Bank’s Non-Cumulative 5-Year Fixed Rate Reset Preferred Shares NVCC, Series 26 (“Preferred Shares Series 26”) at a price of $1,000 per share, issued concurrently with the LRCNs. The Preferred Shares Series 26 are eliminated on the Bank’s consolidated financial statements.

The LRCNs bear interest at a fixed rate of 3.6% per annum, payable semi-annually, until October 31, 2026 and thereafter at a rate per annum, reset every five years, equal to the prevailing 5-year Government of Canada Yield plus 2.747% until maturity on October 31, 2081. The Bank may redeem the LRCNs, in whole or in part, during the period from October 1 to and including October 31, commencing in 2026 and every five years thereafter, with the prior written approval of OSFI.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 28

In the event of (i) non-payment of interest following any interest payment date, (ii) non-payment of the redemption price in case of a redemption of the LRCNs, (iii) non-payment of principal plus accrued and unpaid interest at the maturity of the LRCNs, (iv) an event of default on the LRCNs, or (v) a Trigger Event, the recourse of each LRCN holder will be limited to that holder’s pro rata share of the Limited Recourse Trust’s assets. A Trigger Event is defined as an event where OSFI deems the Bank non-viable or a federal or provincial government of Canada publicly announces that the Bank has accepted or agreed to accept a capital injection or equivalent support from it.

The LRCNs, by virtue of the recourse to the Preferred Shares Series 26, include standard NVCC provisions necessary for them to qualify as Additional Tier 1 Capital under OSFI’s Capital Adequacy Requirements guideline. NVCC provisions require the conversion of the instrument into a variable number of common shares upon the occurrence of a Trigger Event. In such an event, each Preferred Share Series 26 held in the Limited Recourse Trust will automatically and immediately be converted into a variable number of common shares which will be delivered to LRCN holders in satisfaction of the principal amount of, and accrued and unpaid interest on, the LRCNs. The number of common shares issued will be determined based on the conversion formula set out in the terms of the Preferred Shares Series 26.

The LRCNs are compound instruments with both equity and liability features as payments of interest and principal in cash are made at the Bank’s discretion. Non-payment of interest and principal in cash does not constitute an event of default and will trigger the delivery of Preferred Shares Series 26. The liability component has a nominal value and, therefore, the proceeds received upon issuance have been presented as equity, and any interest payments are accounted for as distributions on other equity instruments.

NVCC Provision

All series of preferred shares – Class A include NVCC provisions. If a NVCC trigger event were to occur and excluding the preferred shares issued with respect to LRCNs, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 1.0 billion in aggregate.

The LRCNs, by virtue of the recourse to the respective preferred shares, include NVCC provisions. For LRCNs, if a NVCC trigger were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 350 million in aggregate.

For NVCC subordinated notes and debentures, if a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 3.2 billion in aggregate. The following subordinated debentures contain NVCC provisions: 3.589% subordinated debentures due September 14, 2028, 3.224% subordinated debentures due July 25, 2029, 3.105% subordinated debentures due April 22, 2030, 4.859% subordinated debentures due March 4, 2031, 3.625% subordinated debentures due September 15, 2031, and the 3.06% subordinated debentures due January 26, 2032. Refer to Note 19 of the Bank’s 2020 Annual Consolidated Financial Statements for additional details.

MANAGING RISK

EXECUTIVE SUMMARY

Growing profitability in financial results based on balanced revenue, expense and capital growth services involves selectively taking and managing risks within the Bank’s risk appetite. The Bank’s goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in its businesses to meet its future strategic objectives.

The Bank’s businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD’s strategy and risk profile. The Bank’s risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy, and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not ‘bet the bank’ on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.

The Bank considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact.

Risks are identified, discussed, and actioned by senior leaders and reported quarterly to the Risk Committee of the Board and the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

The Bank’s risk governance structure and risk management approach have not substantially changed from that described in the Bank’s 2020 Annual Report. Additional information on risk factors can be found in the 2020 MD&A under the heading “Risk Factors and Management”. For a complete discussion of the risk governance structure and the risk management approach, refer to the “Managing Risk” section in the Bank’s 2020 Annual Report.

The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended July 31, 2021.

CREDIT RISK

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 29

TABLE 26: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings-Based (AIRB) Approaches1

(millions of Canadian dollars)	As at
	July 31, 2021			October 31, 2020
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$3,971	$425,810	$429,781	$3,594	$409,564	$413,158
Qualifying revolving retail	–	150,283	150,283	–	153,820	153,820

Other retail	3,296	88,175	91,471	3,135	88,185	91,320

Total retail	7,267	664,268	671,535	6,729	651,569	658,298
Non-retail
Corporate	10,057	615,514	625,571	11,774	588,331	600,105
Sovereign	1	483,260	483,261	1	528,598	528,599

Bank	573	137,166	137,739	446	149,117	149,563

Total non-retail	10,631	1,235,940	1,246,571	12,221	1,266,046	1,278,267
Gross credit risk exposures	$17,898	$1,900,208	$1,918,106	$18,950	$1,917,615	$1,936,565
[1]	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and certain other credit RWA.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 30

MARKET RISK

Market risk capital is calculated using internal models and comprises three components: (1) Value-at-Risk (VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.

Market Risk Linkage to the Balance Sheet

The following table provides a breakdown of the Bank’s balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 27:  MARKET RISK LINKAGE TO THE BALANCE SHEET1

(millions of Canadian dollars)	As at
	July 31, 2021				October 31, 2020
	Balance sheet	Trading market risk	Non-trading market risk	Other	Balance sheet	Trading market risk	Non-trading market risk	Other	Non-trading market risk – primary risk sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$167,543	$374	$167,169	$–	$164,149	$435	$163,714	$–	Interest rate
Trading loans, securities, and other	147,438	138,034	9,404	–	148,318	143,381	4,937	–	Interest rate
Non-trading financial assets at fair value through profit or loss	9,252	–	9,252	–	8,548	–	8,548	–	Equity, foreign exchange, interest rate
Derivatives	51,742	49,572	2,170	–	54,242	51,722	2,520	–	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	4,632	–	4,632	–	4,739	–	4,739	–	Interest rate
Financial assets at fair value through other comprehensive income	84,389	–	84,389	–	103,285	–	103,285	–	Equity, foreign exchange, interest rate
Debt securities at amortized cost, net of allowance for credit losses	250,310	–	250,310	–	227,679	–	227,679	–	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	162,154	7,905	154,249	–	169,162	7,395	161,767	–	Interest rate
Loans, net of allowance for loan losses	719,220	–	719,220	–	717,523	–	717,523	–	Interest rate
Customers’ liability under acceptances	19,298	–	19,298	–	14,941	–	14,941	–	Interest rate
Investment in Schwab	11,231	–	11,231	–	12,174	–	12,174	–	Equity
Other assets[2]	2,354	–	2,354	–	2,277	–	2,277	–	Interest rate

Assets not exposed to market risk	73,530	–	–	73,530	88,828	–	–	88,828
Total Assets	1,703,093	195,885	1,433,678	73,530	1,715,865	202,933	1,424,104	88,828
Liabilities subject to market risk
Trading deposits	29,445	29,271	174	–	19,177	18,089	1,088	–	Equity, interest rate
Derivatives	52,715	47,932	4,783	–	53,203	50,237	2,966	–	Equity, foreign exchange, interest rate
Securitization liabilities at fair value	13,633	13,633	–	–	13,718	13,718	–	–	Interest rate
Financial liabilities designated at fair value through profit or loss	92,355	9	92,346	–	59,665	15	59,650	–	Interest rate
Deposits	1,118,681	–	1,118,681	–	1,135,333	–	1,135,333	–	Interest rate, foreign exchange
Acceptances	19,298	–	19,298	–	14,941	–	14,941	–	Interest rate
Obligations related to securities sold short	36,723	35,563	1,160	–	34,999	34,307	692	–	Interest rate
Obligations related to securities sold under repurchase agreements	155,863	5,620	150,243	–	188,876	3,675	185,201	–	Interest rate
Securitization liabilities at amortized cost	15,272	–	15,272	–	15,768	–	15,768	–	Interest rate
Subordinated notes and debentures	11,303	–	11,303	–	11,477	–	11,477	–	Interest rate
Other liabilities[2]	16,079	–	16,079	–	18,431	–	18,431	–	Equity, interest rate

Liabilities and Equity not exposed to market risk	141,726	–	–	141,726	150,277	–	–	150,277
Total Liabilities and Equity	$1,703,093	$132,028	$1,429,339	$141,726	$1,715,865	$120,041	$1,445,547	$150,277
[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 31

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading net revenue, reported on a taxable equivalent basis, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank’s market risk capital trading books. For the quarter ending July 31, 2021, there were 7 days of trading losses and trading net revenue was positive for 89% of the trading days, reflecting normal trading activity. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the third quarter of 2021, Stressed VaR was calculated using the one-year period that includes the COVID-19 Stress period. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 32

The following table presents the end of quarter, average, high, and low usage of TD’s portfolio metrics.

TABLE 28: PORTFOLIO MARKET RISK MEASURES

(millions of Canadian dollars)	For the three months ended							For the nine months ended
	July 31 2021					April 30 2021	July 31 2020	July 31 2021	July 31 2020
	As at	Average	High		Low	Average	Average	Average	Average
Interest rate risk	$11.3	$12.5	$17.4		$9.2	$18.6	$24.2	$17.4	$19.3
Credit spread risk	7.1	8.2	9.6		6.7	19.4	47.9	17.3	35.2
Equity risk	7.1	9.0	12.5		7.1	10.2	23.9	9.8	13.9
Foreign exchange risk	0.8	1.4	2.7		0.5	2.0	4.0	2.1	4.4
Commodity risk	5.9	3.5	6.0		1.9	4.8	5.0	4.9	3.3
Idiosyncratic debt specific risk	16.9	24.4	34.2		16.9	31.1	53.4	28.8	34.2
Diversification effect[1]	(26.8)	(30.2)	n/m	[2]	n/m	(51.7)	(91.2)	(48.0)	(64.0)
Total Value-at-Risk (one-day)	22.3	28.8	37.4		21.9	34.4	67.2	32.3	46.3
Stressed Value-at-Risk (one-day)	34.1	38.4	41.3		34.1	35.0	65.5	35.6	62.3
Incremental Risk Capital Charge (one-year)	$338.7	$339.3	$407.8		$295.9	$363.0	$397.0	$353.0	$314.9

[1]	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
[2]	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR decreased compared to the last quarter and the same quarter last year driven by markets stabilizing and COVID-19 related VaR scenarios dropping out of the one-year range of the historical VaR period. Average Stressed VaR decreased compared to the same quarter last year mainly due to the stabilization of credit spreads and equity markets.

Average IRC decreased compared to the last quarter and the same quarter last year due to stabilization of the credit spread shocks observed during COVID-19 and position in corporate and government bonds.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Structural (Non-Trading) Interest Rate Risk

The Bank’s structural interest rate risk arises from traditional personal and commercial banking activity and is generally the result of mismatches between the maturities and repricing dates of the Bank’s assets and liabilities. The measurement of interest rate risk in the banking book does not include exposures from TD’s Wholesale Banking or Insurance businesses.

The primary measures for this risk are Economic Value of Shareholders’ Equity (EVE) Sensitivity and Net Interest Income Sensitivity (NIIS).

The EVE Sensitivity measures the impact of a specified interest rate shock to the change in the net present value of the Bank’s banking book assets, liabilities, and certain off-balance sheet items. It reflects a measurement of the potential present value impact on shareholders’ equity without an assumed term profile for the management of the Bank’s own equity and excludes product margins.

The NIIS measures the NII change over a twelve-month horizon for a specified change in interest rates for banking book assets, liabilities, and certain off-balance sheet items assuming a constant balance sheet over the period.

The Bank’s Market Risk policy sets overall limits on the structural interest rate risk measures. These limits are periodically reviewed and approved by the Risk Committee of the Board. In addition to the Board policy limits, book-level risk limits are set for the Bank’s management of non-trading interest rate risk by Risk Management. Exposures against these limits are routinely monitored and reported, and breaches of the Board limits, if any, are escalated to both the Asset/Liability and Capital Committee (ALCO) and the Risk Committee of the Board.

The following table shows the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on the EVE and NIIS measures. Interest rate floors are applied by currency to the decrease in rates such that they do not exceed expected lower bounds, with the most material currencies set to a floor of -25 bps.

TABLE 29: STRUCTURAL INTEREST RATE SENSITIVITY MEASURES

(millions of Canadian dollars)									As at
	July 31, 2021						April 30, 2021		October 31, 2020
	EVE Sensitivity			NII[1] Sensitivity			EVE Sensitivity	NII[1] Sensitivity	EVE Sensitivity	NII Sensitivity
	Canada	U.S.	Total	Canada	U.S.	Total	Total	Total	Total	Total
Before-tax impact of
100 bps increase in rates	$66	$(1,643)	$(1,577)	$1,087	$986	$2,073	$(1,510)	$2,101	$(1,876)	$1,926

100 bps decrease in rates	(133)	377	244	(744)	(390)	(1,134)	329	(927)	277	(872)

[1]	Represents the twelve-month net interest income (NII) exposure to an immediate and sustained shock in rates.

As at July 31, 2021, an immediate and sustained 100 bps increase in interest rates would have had a negative impact to the Bank’s EVE of $1,577 million, an increase of $67 million from last quarter, and a positive impact to the Bank’s NII of $2,073 million, a decrease of $28 million from last quarter. An immediate and sustained 100 bps decrease in interest rates would have had a positive impact to the Bank’s EVE of $244 million, a decrease of $85 million from last quarter, and a negative impact to the Bank’s NII of $1,134 million, an increase of $207 million from last quarter. The quarter-over-quarter increase in up shock EVE was primarily driven by increased sensitivity from U.S. mortgage prepayment optionality. The quarter-over-quarter increase in down shock NII Sensitivity was primarily driven by deposit growth and a larger effective shock due to the increase in short-term rates, partially offset by hedging activity in Treasury.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 33

Liquidity Risk

Liquidity risk is the risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support, or the need to pledge additional collateral.

TD’S LIQUIDITY RISK APPETITE

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI LAR guidelines. Under the LAR guidelines, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100% other than during periods of financial stress and to maintain a Net Stable Funding Ratio (NSFR) at the minimum of 100%. The Bank’s funding program emphasizes maximizing deposits as a core source of funding, and having ready access to wholesale funding markets across diversified terms, funding types, and currencies that is designed to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a comprehensive contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The Bank’s strategies and actions comprise an integrated liquidity risk management program that is designed to ensure low exposure to liquidity risk and compliance with regulatory requirements.

LIQUIDITY RISK MANAGEMENT RESPONSIBILITY

The Bank’s ALCO oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and practices in place to properly measure and manage liquidity risk. The Global Liquidity & Funding Committee, a subcommittee of the ALCO comprised of senior management from Treasury and Balance Sheet Management (TBSM), Risk Management and Wholesale Banking, identifies and monitors the Bank’s liquidity risks. The management of liquidity risk is the responsibility of the Head of TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee of the Board regularly reviews the Bank’s liquidity position and approves the Bank’s Liquidity Risk Management Framework bi-annually and the related policies annually.

The Bank has established TDGUS as TD’s U.S. Intermediate Holding Company (IHC), as well as a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD’s U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank’s liquidity management framework.

The Bank’s liquidity risk appetite and liquidity risk management approach have not substantially changed from that described in the Bank’s 2020 Annual Report. For a complete discussion of liquidity risk, refer to the “Liquidity Risk” section in the Bank’s 2020 Annual Report.

Liquid assets

The unencumbered liquid assets the Bank holds to meet its liquidity requirements must be high-quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. The liquidity value of unencumbered liquid assets considers estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit quality and demonstrated liquidity.

Assets held by the Bank to meet liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank’s insurance businesses as these are used to support insurance-specific liabilities and capital requirements.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 34

TABLE 30:  SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY1,2,3

(millions of Canadian dollars, except as noted)						As at
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets
						July 31, 2021
Cash and central bank reserves	$71,436	$–	$71,436	8%	$1,136	$70,300
Canadian government obligations	31,457	83,321	114,778	14	76,442	38,336
National Housing Act Mortgage-Backed Securities (NHA MBS)	25,018	4	25,022	3	2,307	22,715
Obligations of provincial governments, public sector entities and multilateral development banks[4]	27,465	22,997	50,462	6	33,328	17,134
Corporate issuer obligations	7,064	3,657	10,721	1	2,856	7,865

Equities	15,576	3,533	19,109	2	10,806	8,303
Total Canadian dollar-denominated	178,016	113,512	291,528	34	126,875	164,653
Cash and central bank reserves	90,826	–	90,826	10	21	90,805
U.S. government obligations	79,860	45,556	125,416	15	41,762	83,654
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	70,335	3,871	74,206	9	14,499	59,707
Obligations of other sovereigns, public sector entities and multilateral development banks[4]	62,748	65,700	128,448	15	63,006	65,442
Corporate issuer obligations	75,471	2,662	78,133	9	9,007	69,126

Equities	38,831	32,955	71,786	8	35,243	36,543
Total non-Canadian dollar-denominated	418,071	150,744	568,815	66	163,538	405,277
Total	$596,087	$264,256	$860,343	100%	$290,413	$569,930

						October 31, 2020
Cash and central bank reserves	$94,640	$–	$94,640	11%	$1,689	$92,951
Canadian government obligations	39,008	83,258	122,266	14	80,934	41,332
NHA MBS	30,763	23	30,786	3	2,294	28,492
Obligations of provincial governments, public sector entities and multilateral development banks[4]	22,999	24,441	47,440	6	34,990	12,450
Corporate issuer obligations	11,310	2,841	14,151	1	2,331	11,820

Equities	13,146	2,618	15,764	2	8,248	7,516
Total Canadian dollar-denominated	211,866	113,181	325,047	37	130,486	194,561
Cash and central bank reserves	69,183	–	69,183	8	51	69,132
U.S. government obligations	82,701	53,755	136,456	15	53,585	82,871
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	74,131	9,566	83,697	9	21,495	62,202
Obligations of other sovereigns, public sector entities and multilateral development banks[4]	61,171	55,449	116,620	14	49,771	66,849
Corporate issuer obligations	78,238	2,108	80,346	9	8,297	72,049

Equities	31,258	38,684	69,942	8	36,716	33,226
Total non-Canadian dollar-denominated	396,682	159,562	556,244	63	169,915	386,329
Total	$608,548	$272,743	$881,291	100%	$300,401	$580,890

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Positions stated include gross asset values pertaining to securities financing transactions.
[3]	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
[4]	Includes debt obligations issued or guaranteed by these entities.

Unencumbered liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 31:  SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)		As at
	July 31 2021	October 31 2020
The Toronto-Dominion Bank (Parent)	$205,442	$230,369
Bank subsidiaries	347,527	334,308

Foreign branches	16,961	16,213
Total	$569,930	$580,890

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 35

The Bank’s monthly average liquid assets (excluding those held in insurance subsidiaries) for the quarters ended July 31, 2021 and April 30, 2021, are summarized in the following table.

TABLE 32:  SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY1,2

(millions of Canadian dollars, except as noted)	Average for the three months ended
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of Total	Encumbered liquid assets	Unencumbered liquid assets
						July 31, 2021
Cash and central bank reserves	$70,292	$–	$70,292	9%	$937	$69,355
Canadian government obligations	30,251	81,627	111,878	13	74,636	37,242
NHA MBS	26,340	5	26,345	3	2,291	24,054
Obligations of provincial governments, public sector entities and multilateral development banks[3]	27,159	23,110	50,269	6	34,083	16,186
Corporate issuer obligations	7,260	3,460	10,720	1	2,777	7,943

Equities	15,133	4,148	19,281	2	11,058	8,223
Total Canadian dollar-denominated	176,435	112,350	288,785	34	125,782	163,003
Cash and central bank reserves	106,008	–	106,008	12	21	105,987
U.S. government obligations	68,175	44,069	112,244	13	41,431	70,813
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	69,195	3,116	72,311	8	13,646	58,665
Obligations of other sovereigns, public sector entities and multilateral development banks[3]	62,977	60,432	123,409	15	58,271	65,138
Corporate issuer obligations	73,942	2,671	76,613	9	8,834	67,779

Equities	40,227	33,384	73,611	9	36,225	37,386
Total non-Canadian dollar-denominated	420,524	143,672	564,196	66	158,428	405,768
Total	$596,959	$256,022	$852,981	100%	$284,210	$568,771

	April 30, 2021
Cash and central bank reserves	$84,761	$–	$84,761	10%	$1,194	$83,567
Canadian government obligations	29,428	78,746	108,174	12	71,092	37,082
NHA MBS	27,313	10	27,323	3	2,320	25,003
Obligations of provincial governments, public sector entities and multilateral development banks[3]	26,280	23,376	49,656	6	34,022	15,634
Corporate issuer obligations	7,415	3,117	10,532	1	2,758	7,774

Equities	13,744	3,391	17,135	2	10,770	6,365
Total Canadian dollar-denominated	188,941	108,640	297,581	34	122,156	175,425
Cash and central bank reserves	121,520	–	121,520	14	22	121,498
U.S. government obligations	51,977	51,616	103,593	12	47,901	55,692
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	69,710	4,523	74,233	9	15,385	58,848
Obligations of other sovereigns, public sector entities and multilateral development banks[3]	64,782	53,938	118,720	13	49,158	69,562
Corporate issuer obligations	73,243	2,696	75,939	9	9,080	66,859

Equities	41,502	33,148	74,650	9	35,558	39,092
Total non-Canadian dollar-denominated	422,734	145,921	568,655	66	157,104	411,551
Total	$611,675	$254,561	$866,236	100%	$279,260	$586,976

[1]	Positions stated include gross asset values pertaining to securities financing transactions.
[2]	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
[3]	Includes debt obligations issued or guaranteed by these entities.

Average unencumbered liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 33:  SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)	Average for the three months ended
	July 31 2021	April 30 2021
The Toronto-Dominion Bank (Parent)	$202,251	$212,034
Bank subsidiaries	344,324	345,909

Foreign branches	22,196	29,033
Total	$568,771	$586,976

ASSET ENCUMBRANCE

In the course of the Bank’s day-to-day operations, assets are pledged to obtain funding, support trading and brokerage businesses, and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 36

TABLE 34:  ENCUMBERED AND UNENCUMBERED ASSETS1

(millions of Canadian dollars)							As at
	Total Assets			Encumbered[2]		Unencumbered
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions[3]	Total Assets	Pledged as Collateral[4]	Other[5]	Available as Collateral[6]	Other[7]
						July 31, 2021
Cash and due from banks	$5,817	$–	$5,817	$176	$–	$–	$5,641
Interest-bearing deposits with banks	167,543	–	167,543	5,947	104	157,860	3,632
Securities, trading loans, and other[8]	496,021	352,479	848,500	354,376	12,769	451,438	29,917
Derivatives	51,742	–	51,742	–	–	–	51,742
Securities purchased under reverse repurchase agreements[9]	162,154	(162,154)	–	–	–	–	–
Loans, net of allowance for loan losses[10]	719,220	(17,929)	701,291	40,503	47,709	61,796	551,283
Customers’ liabilities under acceptances	19,298	–	19,298	–	–	–	19,298

Other assets[11]	81,298	–	81,298	476	–	–	80,822

Total assets	$1,703,093	$172,396	$1,875,489	$401,478	$60,582	$671,094	$742,335

						October 31, 2020

Total assets	$1,715,865	$151,950	$1,867,815	$393,439	$74,188	$686,464	$713,724

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]

Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, for the purpose of this disclosure, the on- and off-balance sheet holdings are encumbered in alignment with the business practice.

[3]	Assets received as collateral through off-balance transactions such as reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
[4]

Represents assets that have been posted externally to support the Bank’s day-to-day operations, including securities financing transactions, clearing and payments, and derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.

[5]	Assets supporting TD’s long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
[6]

Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and DSAC that are available for collateral purposes however not regularly utilized in practice.

[7]

Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral or for pledging to central banks (for example, Canada Mortgage and Housing Corporation (CMHC) insured mortgages that can be securitized into NHA MBS).

[8]	Securities include trading loans, securities, non-trading financial assets at FVTPL and other financial assets designated at FVTPL, securities at FVOCI, and DSAC.
[9]

Assets reported in the “Bank-owned assets” column represent the value of the loans extended and not the value of the collateral received. The loan value from the reverse repurchase transactions is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance sheet assets.

[10]

The loan value from the margin loans/client activity is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance sheet assets.

[11]

Other assets include investment in Schwab, goodwill, other intangibles, land, buildings, equipment, and other depreciable assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.

LIQUIDITY STRESS TESTING AND CONTINGENCY FUNDING PLANS

In addition to the Severe Combined Stress Scenario, the Bank performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events and market-wide stress events designed to test the impact from risk factors material to the Bank’s risk profile. Liquidity assessments are also part of the Bank’s Enterprise-Wide Stress Testing program.

The Bank has liquidity contingency funding plans (CFP) in place at the overall Bank level and for subsidiaries operating in foreign jurisdictions (“Regional CFPs”). The Bank’s CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank’s overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate for each level. For each recovery action, it provides key operational steps required to execute the action. Regional CFPs identify recovery actions to address region-specific stress events. The actions and governance structure outlined in the Bank’s CFP are aligned with the Bank’s Crisis Management Recovery Plan.

CREDIT RATINGS

Credit ratings impact TD’s borrowing costs and ability to raise funds. Rating downgrades could result in higher financing costs, increase requirements to pledge collateral, reduce access to capital markets, and could also affect the Bank’s ability to enter into derivative transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank’s financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank’s control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 37

TABLE 35:  CREDIT RATINGS1

As at
July 31, 2021
	Moody’s	S&P	DBRS
Deposits/Counterparty[2]	Aa1	AA-	AA (high)
Legacy Senior Debt[3]	Aa2	AA-	AA (high)
Senior Debt[4]	A1	A	AA
Covered Bonds	Aaa	–	AAA
Subordinated Debt	A2	A	AA (low)
Subordinated Debt – NVCC	A2 (hyb)	A-	A
Preferred Shares – NVCC	Baa1 (hyb)	BBB	Pfd-2 (high)
Limited Recourse Capital Notes – NVCC	Baa1 (hyb)	BBB	A (low)
Short-Term Debt (Deposits)	P-1	A-1+	R-1 (high)

Outlook	Stable	Stable	Stable
[1]

The above ratings are for The Toronto-Dominion Bank legal entity. Subsidiaries’ ratings are available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

[2]	Represents Moody’s Long-Term Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, and DBRS’ Long-Term Issuer Rating.
[3]

Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term-to-maturity of less than 400 days and most structured notes.

[4]	Subject to conversion under the bank recapitalization “bail-in” regime.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure it is able to provide additional collateral required by trading counterparties in the event of a three-notch downgrade in the Bank’s legacy senior debt ratings. The following table presents the additional collateral that could have been contractually required to be posted to OTC derivative counterparties as of the reporting date in the event of one, two, and three-notch downgrades of the Bank’s credit ratings.

TABLE 36:  ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES1

(millions of Canadian dollars)	Average for the three months ended
	July 31 2021	April 30 2021
One-notch downgrade	$203	$215
Two-notch downgrade	268	277

Three-notch downgrade	996	1,089
[1]	The above collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO

The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered HQLA over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event.

Other than during periods of financial stress, the Bank must maintain the LCR above 100% in accordance with the OSFI LAR requirement. The Bank’s LCR is calculated according to the scenario parameters in the OSFI LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off rates, and other outflow and inflow rates. HQLA held by the Bank that are eligible for the LCR calculation under the LAR are primarily central bank reserves, sovereign-issued or sovereign-guaranteed securities, and high-quality securities issued by non-financial entities.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 38

The following table summarizes the Bank’s average daily LCR as of the relevant dates.

TABLE 37: AVERAGE BASEL III LIQUIDITY COVERAGE RATIO1

(millions of Canadian dollars, except as noted)	Average for the three months ended
	July 31, 2021
	Total unweighted value (average)[2]		Total weighted value (average)[3]
High-quality liquid assets
Total high-quality liquid assets	$ n/a	[4]	$329,875

Cash outflows
Retail deposits and deposits from small business customers, of which:	$651,703		$79,300
Stable deposits[5]	247,952		7,439
Less stable deposits	403,751		71,861
Unsecured wholesale funding, of which:	336,026		158,487
Operational deposits (all counterparties) and deposits in networks of cooperative banks[6]	147,970		35,539
Non-operational deposits (all counterparties)	145,675		80,567
Unsecured debt	42,381		42,381
Secured wholesale funding	n/a		18,878
Additional requirements, of which:	259,405		73,745
Outflows related to derivative exposures and other collateral requirements	47,778		27,202
Outflows related to loss of funding on debt products	7,002		7,002
Credit and liquidity facilities	204,625		39,541
Other contractual funding obligations	16,198		10,601

Other contingent funding obligations[7]	576,279		9,531
Total cash outflows	$ n/a		$350,542

Cash inflows
Secured lending	$191,763		$21,559
Inflows from fully performing exposures	13,558		6,806

Other cash inflows	56,660		56,660
Total cash inflows	$261,981		$85,025

	Average for the three months ended
	July 31, 2021		April 30, 2021
	Total adjusted value		Total adjusted value
Total high-quality liquid assets[8]	$329,875		$353,363
Total net cash outflows[9]	265,517		275,315
Liquidity coverage ratio	124%		128%

[1]	The LCR for the quarter ended July 31, 2021 is calculated as an average of the 63 daily data points in the quarter.
[2]	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
[3]	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
[4]	Not applicable.
[5]

As defined by the OSFI LAR guideline, stable deposits from retail and small- and medium-sized enterprise (SME) customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawal highly unlikely.

[6]

Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

[7]

Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. With respect to outstanding debt securities with remaining maturity greater than 30 days, TD has no contractual obligation to buy back these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.

[8]	Adjusted Total HQLA includes both asset haircuts and applicable caps, as prescribed by the OSFI LAR guideline (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
[9]	Adjusted Total Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR guideline (inflows are capped at 75% of outflows).

The Bank’s average LCR of 124% for quarter ended July 31, 2021 continues to meet the regulatory requirements.

The Bank holds a variety of liquid assets commensurate with liquidity needs of the organization. Many of these assets qualify as HQLA under the OSFI LAR guideline. The average HQLA of the Bank for the quarter ended July 31, 2021 was $330 billion (April 30, 2021 – $353 billion), with Level 1 assets representing 86% (April 30, 2021 – 87%). The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR guideline, to reflect liquidity transfer considerations between U.S. Retail and its affiliates in the Bank as a result of the U.S. Federal Reserve Board’s regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

As described in the “How TD Manages Liquidity Risk” section of the Bank’s 2020 Annual Report, the Bank manages its HQLA and other liquidity buffers to the higher of TD’s 90-day surplus requirement and the target buffers over regulatory requirements from the LCR, NSFR, and the Net Cumulative Cash Flow metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements.

NET STABLE FUNDING RATIO

The NSFR is a Basel III metric calculated as the ratio of total available stable funding (ASF) over total required stable funding (RSF). The Bank must maintain an NSFR ratio equal to or above 100% in accordance with the OSFI LAR requirement. The Bank’s ASF comprises the Bank’s liability and capital instruments (including but not limited to deposits and wholesale funding). The Bank’s RSF comprises the Bank’s assets and off-balance sheet activities and is a function of the liquidity characteristics and maturity profile of these assets.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 39

TABLE 38:  NET STABLE FUNDING RATIO

(millions of Canadian dollars, except as noted)		As at
		July 31, 2021
		Unweighted value by residential maturity
	No maturity[1]		Less than 6 months		6 months to less than 1 year		More than 1 year		Weighted value[2]
Available Stable Funding Item
Capital		$97,243	$	n/a	$	n/a		$10,978	$108,221
Regulatory capital		97,243		n/a		n/a		10,978	108,221
Other capital instruments		n/a		n/a		n/a		–	–
Retail deposits and deposits from small business customers:		643,533		28,332		11,472		15,692	574,348
Stable deposits[3]		256,197		9,472		5,742		8,379	266,220
Less stable deposits		387,336		18,860		5,730		7,313	308,128
Wholesale funding:		257,470		252,874		59,258		79,531	262,840
Operational deposits[4]		136,358		1,815		–		–	69,086
Other wholesale funding		121,112		251,059		59,258		79,531	193,754
Liabilities with matching interdependent assets[5]		–		1,147		2,342		20,872	–
Other liabilities:		48,487						62,192	2,332
NSFR derivative liabilities		n/a						1,352	n/a

All other liabilities and equity not included in the above categories		48,487		57,519		1,977		1,344	2,332
Total Available Stable Funding									$947,741
Required Stable Funding Item
Total NSFR high-quality liquid assets	$	n/a	$	n/a	$	n/a	$	n/a	$50,598
Deposits held at other financial institutions for operational purposes		–		–		–		–	–
Performing loans and securities		83,429		163,176		100,106		559,176	597,604
Performing loans to financial institutions secured by Level 1 HQLA		–		48,618		22,056		–	16,332
Performing loans to financial institutions secured by non-Level 1
HQLA and unsecured performing loans to financial institutions		111		38,377		3,727		3,339	9,416
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:		30,466		39,623		35,052		235,317	266,534
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk		n/a		25,174		20,117		144	22,781
Performing residential mortgages, of which:		30,928		27,852		33,132		255,791	223,674
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk[6]		30,928		27,852		33,132		255,791	223,674
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities		21,924		8,706		6,139		64,729	81,648
Assets with matching interdependent liabilities[5]		–		1,233		2,579		20,550	–
Other assets:		59,068						87,949	80,246
Physical traded commodities, including gold		11,544		n/a		n/a		n/a	9,875
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		n/a						12,129	10,310
NSFR derivative assets		n/a						5,102	3,750
NSFR derivative liabilities before deduction of variation margin posted		n/a						14,811	741
All other assets not included in the above categories		47,524		49,909		1,150		4,848	55,570

Off-balance sheet items		n/a						629,932	24,046
Total Required Stable Funding									$752,494
Net Stable Funding Ratio									126%
									As at
		April 30, 2021
Total Available Stable Funding									$959,453
Total Required Stable Funding									$727,041
Net Stable Funding Ratio									132%

[1]

Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity deposits, short positions, open maturity positions, non-HQLA equities, and physical traded commodities.

[2]	Weighted values are calculated after the application of respective NSFR weights, as prescribed by the OSFI LAR guideline.
[3]

As defined by the OSFI LAR guideline, stable deposits from retail and SME customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawals highly unlikely.

[4]

Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

[5]

Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability. As such, the only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the Canada Mortgage Bonds (CMB) Program and their corresponding encumbered assets.

[6]	Includes Residential Mortgages and HELOCs.

The Bank’s NSFR for the quarter ended July 31, 2021 is at 126% (April 30, 2021 – 132%) and has met the regulatory requirements. The quarter-over-quarter increase/decrease in the NSFR primarily reflects deposit growth (decline) net of any loan growth (decline), changes in capital levels, external wholesale funding, issuance and maturities, and changes in the maturity profile of wholesale funding.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 40

FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires assets be funded to the appropriate term and to a prudent diversification profile.

The Bank’s primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, wealth, and Schwab sweep deposits (collectively, “P&C deposits”) that make up over 75% of total funding.

TABLE 39:  SUMMARY OF DEPOSIT FUNDING

(millions of Canadian dollars)		As at
	July 31 2021	October 31 2020
P&C deposits – Canadian Retail	$509,023	$471,543
P&C deposits – U.S. Retail	465,894	477,738
Total	$974,917	$949,281

WHOLESALE FUNDING

The Bank actively maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank also raises term funding through Senior Notes, NHA MBS, CMB, and notes backed by credit card receivables (Evergreen Credit Card Trust). The Bank’s wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short-term (1 year and less) funding using certificates of deposit and commercial paper.

The following table summarizes the registered term funding programs by geography, with the related program size.

Canada	United States	Europe
Capital Securities Program ($15 billion) Canadian Senior Medium-Term Linked Notes Program ($4 billion) HELOC ABS Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$45 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($80 billion) UKLA Registered European Medium-Term Note Program (US$20 billion)

The Bank regularly evaluates opportunities to diversify its funding into new markets and to new investors in order to manage funding risk and cost. The following table presents a breakdown of the Bank’s term debt by currency and funding type. Term funding as at July 31, 2021 was $99.7 billion (October 31, 2020 – $121.1 billion).

Other than the Insured Mortgage Purchase Program, the funding provided by various central bank and other government programs is not reflected in Table 40: Long-Term Funding or Table 41: Wholesale Funding because funding provided as of the relevant dates is provided by way of asset purchase transactions and repurchase transactions.

TABLE 40:  LONG-TERM FUNDING

		As at
Long-term funding by currency	July 31 2021	October 31 2020
Canadian dollar	36%	32%
U.S. dollar	36	40
Euro	20	20
British pound	4	4
Other	4	4
Total	100%	100%
Long-term funding by type
Senior unsecured medium-term notes	54%	50%
Covered bonds	29	33
Mortgage securitization[1]	15	13
Term asset-backed securities	2	4
Total	100%	100%

[1]	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits in respect of short-term wholesale deposits so that it is not overly reliant on individual depositors for funding. The Bank further limits short-term wholesale funding maturity concentration in an effort to mitigate refinancing risk during a stress event.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 41

The following table represents the remaining maturity of various sources of funding outstanding as at July 31, 2021 and October 31, 2020.

TABLE 41:  WHOLESALE FUNDING

(millions of Canadian dollars)	As at

								July 31 2021	October 31 2020
	Less than 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	Up to 1 year	Over 1 to 2 years	Over 2 years	Total	Total
Deposits from banks[1]	$10,571	$2,489	$786	$1,527	$15,373	$74	$40	$15,487	$18,013
Bearer deposit note	120	149	21	210	500	–	–	500	1,595
Certificates of deposit	6,396	12,917	12,459	17,435	49,207	949	–	50,156	41,923
Commercial paper	14,249	12,037	6,739	21,931	54,956	–	–	54,956	48,367
Covered bonds	–	3,936	2,616	5,758	12,310	8,053	9,229	29,592	40,537
Mortgage securitization	–	749	968	2,424	4,141	4,212	20,552	28,905	29,486
Legacy senior unsecured medium-term notes[2]	–	915	2,255	3,789	6,959	8,939	2,266	18,164	35,925
Senior unsecured medium-term notes[3]	–	–	–	–	–	9,592	25,662	35,254	25,006
Subordinated notes and debentures[4]	–	–	–	–	–	–	11,303	11,303	11,477
Term asset-backed securitization	–	667	–	–	667	1,157	–	1,824	4,171
Other[5]	8,032	509	2,539	1,253	12,333	530	1,973	14,836	13,912
Total	$39,368	$34,368	$28,383	$54,327	$156,446	$33,506	$71,025	$260,977	$270,412

Of which:
Secured	$–	$5,352	$3,584	$8,182	$17,118	$13,424	$29,787	$60,329	$74,203
Unsecured	39,368	29,016	24,799	46,145	139,328	20,082	41,238	200,648	196,209
Total	$39,368	$34,368	$28,383	$54,327	$156,446	$33,506	$71,025	$260,977	$270,412

[1]	Includes fixed-term deposits with banks.
[2]

Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term-to-maturity of less than 400 days.

[3]

Comprised of senior debt subject to conversion under the bank recapitalization “bail-in” regime. Excludes $1.5 billion of structured notes subject to conversion under the “bail-in” regime (October 31, 2020 – $2.6 billion).

[4]	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
[5]	Includes fixed-term deposits from non-bank institutions (unsecured) of $14.8 billion (October 31, 2020 – $13.9 billion).

Excluding the Wholesale Banking mortgage aggregation business, the Bank’s total mortgage-backed securities issuance for the three and nine months ended July 31, 2021 was $0.4 billion and $1.4 billion, respectively (three and nine months ended July 31, 2020 – $0.9 billion and $3.0 billion). Other asset-backed securities issuance for the three and nine months ended July 31, 2021 was nil (three and nine months ended July 31, 2020 – nil). The Bank also issued $3.7 billion and $13.7 billion, respectively, of unsecured medium-term notes for the three and nine months ended July 31, 2021 (three and nine months ended July 31, 2020 – $3.7 billion and $7.5 billion, respectively). The total covered bonds issuance for the three and nine months ended July 31, 2021 was nil (three and nine months ended July 31, 2020 – nil and $4.4 billion, respectively).

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

In March 2021, OSFI launched a public consultation on the domestic implementation of Basel III requirements. As part of this work, OSFI has also made changes to the LAR. The primary changes proposed to the LAR involve enhancements to the Net Cumulative Cash Flow supervisory tool to improve the risk sensitivity of the metric. Significant changes include the recognition of cash flows associated with planned asset growth, the inclusion of contingencies for undrawn loan commitments, and the recognition of cash flows for expected net expenses. The public consultation closed in June 2021 and OSFI expects to publish a finalized rule prior to the proposed effective date of January 2023.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-BALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating capital lease commitments, certain purchase obligations, and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the degree of the Bank’s maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non-maturity deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank’s non-trading assets including personal and business term loans and the stable balance of revolving lines of credit. The Bank issues long-term funding based primarily on the projected net growth of non-trading assets and raises short term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the funding.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 42

TABLE 42:  REMAINING CONTRACTUAL MATURITY

(millions of Canadian dollars)	As at

	July 31, 2021
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$5,817	$–	$–	$–	$–	$–	$–	$–	$–	$5,817
Interest-bearing deposits with banks	165,405	335	104	–	–	–	–	–	1,699	167,543
Trading loans, securities, and other[1]	1,745	7,343	3,328	2,736	3,788	10,963	25,452	22,804	69,279	147,438
Non-trading financial assets at fair value through profit or loss	62	–	16	750	1,523	1,016	3,101	1,803	981	9,252
Derivatives	4,897	7,494	4,702	3,509	2,183	6,033	10,711	12,213	–	51,742
Financial assets designated at fair value through profit or loss	406	122	423	155	111	484	1,271	1,660	–	4,632
Financial assets at fair value through other comprehensive income	1,767	4,341	8,677	11,449	3,203	4,842	21,057	24,518	4,535	84,389
Debt securities at amortized cost, net of allowance for credit losses	2,440	5,119	6,495	6,649	4,899	20,951	77,714	126,045	(2)	250,310
Securities purchased under reverse repurchase agreements[2]	90,202	34,479	11,673	14,671	10,744	138	247	–	–	162,154
Loans
Residential mortgages	1,261	3,623	6,089	5,320	10,835	34,902	162,167	39,259	–	263,456
Consumer instalment and other personal	741	1,484	2,271	2,251	4,441	14,206	79,037	27,018	56,041	187,490
Credit card	–	–	–	–	–	–	–	–	30,692	30,692

Business and government	22,838	7,034	8,429	8,495	9,593	26,811	71,554	62,910	26,729	244,393

Total loans	24,840	12,141	16,789	16,066	24,869	75,919	312,758	129,187	113,462	726,031

Allowance for loan losses	–	–	–	–	–	–	–	–	(6,811)	(6,811)

Loans, net of allowance for loan losses	24,840	12,141	16,789	16,066	24,869	75,919	312,758	129,187	106,651	719,220
Customers’ liability under acceptances	15,038	4,212	16	32	–	–	–	–	–	19,298
Investment in Schwab	–	–	–	–	–	–	–	–	11,231	11,231
Goodwill[3]	–	–	–	–	–	–	–	–	16,341	16,341
Other intangibles[3]	–	–	–	–	–	–	–	–	2,140	2,140
Land, buildings, equipment, and other depreciable assets[3]	–	2	2	2	5	19	336	3,894	4,993	9,253
Deferred tax assets	–	–	–	–	–	–	–	–	2,036	2,036
Amounts receivable from brokers, dealers, and clients	23,262	–	–	–	–	–	–	–	–	23,262

Other assets	3,107	997	602	1,830	405	81	135	65	9,813	17,035
Total assets	$338,988	$76,585	$52,827	$57,849	$51,730	$120,446	$452,782	$322,189	$229,697	$1,703,093

Liabilities
Trading deposits	$3,061	$5,405	$7,352	$2,886	$3,247	$2,652	$3,627	$1,215	$–	$29,445
Derivatives	4,865	6,307	4,773	2,889	2,365	6,328	11,287	13,901	–	52,715
Securitization liabilities at fair value	–	344	628	1,022	510	2,197	6,208	2,724	–	13,633
Financial liabilities designated at fair value through profit or loss	21,013	18,734	14,110	16,773	20,733	980	3	9	–	92,355
Deposits[4,5]
Personal	7,334	10,176	9,192	8,810	7,317	9,277	7,339	29	567,064	626,538
Banks	9,666	1,040	486	103	74	2	2	4	14,261	25,638

Business and government	16,430	15,261	9,159	7,255	5,524	27,079	35,468	3,970	346,359	466,505

Total deposits	33,430	26,477	18,837	16,168	12,915	36,358	42,809	4,003	927,684	1,118,681
Acceptances	15,038	4,212	16	32	–	–	–	–	–	19,298
Obligations related to securities sold short[1]	697	1,659	1,204	650	749	3,524	13,238	13,214	1,788	36,723
Obligations related to securities sold under repurchase agreements[2]	119,070	26,321	5,653	3,238	1,553	24	4	–	–	155,863
Securitization liabilities at amortized cost	–	405	341	418	473	2,016	8,364	3,255	–	15,272
Amounts payable to brokers, dealers, and clients	23,866	–	–	–	–	–	–	–	–	23,866
Insurance-related liabilities	164	283	420	420	441	989	1,710	937	2,371	7,735
Other liabilities	7,205	2,214	2,027	588	253	2,001	965	4,979	6,065	26,297

Subordinated notes and debentures	–	–	–	–	–	–	200	11,103	–	11,303

Equity	–	–	–	–	–	–	–	–	99,907	99,907
Total liabilities and equity	$228,409	$92,361	$55,361	$45,084	$43,239	$57,069	$88,415	$55,340	$1,037,815	$1,703,093
Off-balance sheet commitments
Credit and liquidity commitments[6,7]	$13,666	$20,691	$20,224	$19,422	$19,861	$39,435	$113,451	$3,750	$1,338	$251,838
Other commitments[8]	67	149	239	144	246	604	864	888	–	3,201

Unconsolidated structured entity commitments	–	2,180	1,916	20	–	–	–	–	–	4,116
Total off-balance sheet commitments	$13,733	$23,020	$22,379	$19,586	$20,107	$40,039	$114,315	$4,638	$1,338	$259,155

[1]	Amount has been recorded according to the remaining contractual maturity of the underlying security.
[2]	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
[3]	Certain non-financial assets have been recorded as having ‘no specific maturity’.
[4]	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
[5]

Includes $30 billion of covered bonds with remaining contractual maturities of $4 billion in ‘over 1 months to 3 months’, $3 billion in ‘over 3 months to 6 months’, $2 billion in ‘over 6 months to 9 months’, $4 billion in ‘over 9 months to 1 year’, $8 billion in ‘over 1 to 2 years’, $7 billion in ‘over 2 to 5 years’, and $2 billion in ‘over 5 years’.

[6]	Includes $312 million in commitments to extend credit to private equity investments.
[7]	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
[8]	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 43

TABLE 42: REMAINING CONTRACTUAL MATURITY (continued)

(millions of Canadian dollars)	As at
	October 31, 2020
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total
Assets
Cash and due from banks	$6,437	$8	$–	$–	$–	$–	$–	$–	$–	$6,445
Interest-bearing deposits with banks	161,326	656	–	–	–	–	–	–	2,167	164,149
Trading loans, securities, and other[1]	4,363	6,920	7,866	6,913	3,867	9,732	23,624	27,554	57,479	148,318
Non-trading financial assets at fair value through profit or loss	80	–	600	2,271	69	1,430	1,425	1,879	794	8,548
Derivatives	5,299	7,167	4,554	2,810	2,525	6,314	10,004	15,569	–	54,242
Financial assets designated at fair value through profit or loss	820	183	631	234	107	930	1,253	581	–	4,739
Financial assets at fair value through other comprehensive income	2,501	2,799	8,490	6,101	4,886	25,305	23,667	26,957	2,579	103,285
Debt securities at amortized cost, net of allowance for credit losses	6,444	23,449	16,052	5,855	5,498	12,386	62,145	95,852	(2)	227,679
Securities purchased under reverse repurchase agreements[2]	98,721	30,246	23,879	11,776	4,204	29	307	–	–	169,162
Loans
Residential mortgages	472	2,845	7,286	9,994	10,481	38,182	138,912	44,047	–	252,219
Consumer instalment and other personal	706	1,423	3,437	3,941	3,893	14,594	68,961	28,038	60,467	185,460
Credit card	–	–	–	–	–	–	–	–	32,334	32,334

Business and government	27,193	4,938	8,973	11,653	8,672	35,439	70,478	65,144	23,309	255,799

Total loans	28,371	9,206	19,696	25,588	23,046	88,215	278,351	137,229	116,110	725,812

Allowance for loan losses	–	–	–	–	–	–	–	–	(8,289)	(8,289)

Loans, net of allowance for loan losses	28,371	9,206	19,696	25,588	23,046	88,215	278,351	137,229	107,821	717,523
Customers’ liability under acceptances	12,699	2,036	204	2	–	–	–	–	–	14,941
Investment in Schwab	–	–	–	–	–	–	–	–	12,174	12,174
Goodwill[3]	–	–	–	–	–	–	–	–	17,148	17,148
Other intangibles[3]	–	–	–	–	–	–	–	–	2,125	2,125
Land, buildings, equipment, and other depreciable assets[3,4]	–	1	6	91	9	29	299	4,384	5,317	10,136
Deferred tax assets	–	–	–	–	–	–	–	–	2,444	2,444
Amounts receivable from brokers, dealers, and clients	33,951	–	–	–	–	–	–	–	–	33,951

Other assets	3,521	1,060	643	2,783	470	150	125	171	9,933	18,856
Total assets	$364,533	$83,731	$82,621	$64,424	$44,681	$144,520	$401,200	$310,176	$219,979	$1,715,865
Liabilities
Trading deposits	$1,802	$2,429	$2,065	$3,057	$1,639	$3,510	$3,455	$1,220	$–	$19,177
Derivatives	4,718	6,783	3,997	1,917	2,012	5,438	11,084	17,254	–	53,203
Securitization liabilities at fair value	–	608	243	652	345	2,495	6,706	2,669	–	13,718
Financial liabilities designated at fair value through profit or loss	18,654	7,290	12,563	15,892	5,251	–	4	11	–	59,665
Deposits[5,6]
Personal	6,240	8,996	9,139	9,550	7,288	10,095	7,923	37	565,932	625,200
Banks	12,870	1,592	313	56	28	–	4	5	14,101	28,969

Business and government	25,387	24,703	24,841	15,274	7,214	14,378	52,852	3,386	313,129	481,164

Total deposits	44,497	35,291	34,293	24,880	14,530	24,473	60,779	3,428	893,162	1,135,333
Acceptances	12,699	2,036	204	2	–	–	–	–	–	14,941
Obligations related to securities sold short[1]	698	1,095	993	823	707	4,888	9,789	14,986	1,020	34,999
Obligations related to securities sold under repurchase agreements[2]	122,433	23,944	30,879	1,791	4,952	4,873	4	–	–	188,876
Securitization liabilities at amortized cost	–	1,055	221	422	404	1,642	8,799	3,225	–	15,768
Amounts payable to brokers, dealers, and clients	35,143	–	–	–	–	–	–	–	–	35,143
Insurance-related liabilities	306	350	382	316	305	963	1,676	1,033	2,259	7,590

Other liabilities[4]	7,672	3,630	1,744	701	1,048	1,304	1,402	5,633	7,342	30,476

Subordinated notes and debentures	–	–	–	–	–	–	200	11,277	–	11,477
Equity	–	–	–	–	–	–	–	–	95,499	95,499
Total liabilities and equity	$248,622	$84,511	$87,584	$50,453	$31,193	$49,586	$103,898	$60,736	$999,282	$1,715,865
Off-balance sheet commitments
Credit and liquidity commitments[7,8]	$19,568	$23,526	$25,918	$20,089	$14,289	$43,760	$107,951	$4,343	$1,309	$260,753
Other commitments[9]	77	169	183	188	165	657	875	553	–	2,867

Unconsolidated structured entity commitments	903	342	1,367	227	408	–	–	–	–	3,247
Total off-balance sheet commitments	$20,548	$24,037	$27,468	$20,504	$14,862	$44,417	$108,826	$4,896	$1,309	$266,867
[1]	Amount has been recorded according to the remaining contractual maturity of the underlying security.
[2]	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
[3]	Certain non-financial assets have been recorded as having ‘no specific maturity’.
[4]

Upon adoption of Leases (IFRS 16), right-of-use assets recognized are included in ‘Land, buildings, equipment, and other depreciable assets’ and lease liabilities recognized are included in ‘Other liabilities’.

[5]	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
[6]

Includes $41 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over 1 months to 3 months’, $3 billion in ‘over 3 months to 6 months’, $5 billion in ‘over 6 months to 9 months’, $4 billion in ‘over 9 months to 1 year’, $9 billion in ‘over 1 to 2 years’, $16 billion in ‘over 2 to 5 years’, and $2 billion in ‘over 5 years’.

[7]	Includes $290 million in commitments to extend credit to private equity investments.
[8]	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
[9]	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 44

SECURITIZATION AND OFF-BALANCE SHEET ARRANGEMENTS

The Bank enters into securitization and off-balance sheet arrangements in the normal course of operations. The Bank is involved with structured entities (SEs) that it sponsors, as well as entities sponsored by third parties. Refer to “Securitization and Off-Balance Sheet Arrangements” section, Note 9: Transfers of Financial Assets and Note 10: Structured Entities of the Bank’s 2020 Annual Report and “Transfers of Financial Assets Qualifying for Derecognition” section of Note 6 of the Bank’s third quarter 2021 Interim Consolidated Financial Statements for further details. There have been no significant changes to the Bank’s securitization and off-balance sheet arrangements during the quarter ended July 31, 2021.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, personal loans, credit cards and business and government loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SEs and Canadian non-SE third parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through a consolidated SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE.

Credit Card Loans

The Bank securitizes credit card loans through an SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE.

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SEs and Canadian non-SE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no ECLs on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third Party-Originated Assets

Significant Unconsolidated Special Purpose Entities

The Bank securitizes third party-originated assets through Bank-sponsored SEs, including its Canadian multi-seller conduits which are not consolidated. These Canadian multi-seller conduits securitize Canadian originated third-party assets. The Bank administers these multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. TD’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $9.3 billion as at July 31, 2021 (October 31, 2020 – $10.9 billion). In addition, as at July 31, 2021, the Bank had committed to provide $4.1 billion in liquidity facilities that can be used to support future asset-backed commercial paper in the purchase of deal-specific assets (October 31, 2020 – $3.2 billion).

Off-Balance Sheet Exposure to Third Party-Sponsored Conduits

The Bank has off-balance sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $3.5 billion as at July 31, 2021 (October 31, 2020 – $4.0 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, equipment receivables and trade receivables. On-balance sheet exposure to third party-sponsored conduits have been included in the financial statements.

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, refer to Note 2 of the Bank’s third quarter 2021 Interim Consolidated Financial Statements and 2020 Annual Consolidated Financial Statements. For details of the Bank’s significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Bank’s third quarter 2021 Interim Consolidated Financial Statements and Bank’s 2020 Annual Consolidated Financial Statements.

ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies are essential for understanding the results of its operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.

Impairment – Expected Credit Loss Model

The ECL model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. As a result of COVID-19, there is a higher degree of uncertainty in determining reasonable and supportable forward-looking information used in assessing significant increase in credit risk and measuring ECLs. The Bank introduced relief programs in the second quarter of 2020 that allowed borrowers to temporarily defer payments of principal and/or interest on their loans and is supporting various government assistance programs which reduce the Bank’s exposure to expected losses. Under these retail and non-retail programs and notwithstanding any other changes in credit risk, opting into a payment deferral program does not in and of itself trigger a significant increase in credit risk since initial recognition (which would result in stage migration) and does not result in additional days past due. Since the second quarter of 2020, macroeconomic variables for the downside scenario were based on plausible scenario analyses of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature. Starting in the first quarter of 2021, the upside scenario was based on plausible scenario analyses of a more rapid recovery from the COVID-19 shock. Refer to Note 6 of the Bank’s third quarter 2021 Interim Consolidated Financial Statements for additional details on the macroeconomic variables used in the forward-looking macroeconomic forecasts.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 45

Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date, by considering reasonable and supportable information that is not already included in the quantitative models. The current environment is subject to rapid change and to the extent that certain effects of COVID-19 are not fully incorporated into the model calculations, increased temporary quantitative and qualitative adjustments have been applied. This includes borrower credit scores, industry and geography specific COVID-19 impacts, payment support initiatives introduced by the Bank and governments, and the persistence of the economic shutdown, the effects of which are not yet fully reflected in the quantitative models. The Bank has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk.

CURRENT CHANGES IN ACCOUNTING POLICY

The following new standards and changes in accounting policies have been adopted by the Bank on November 1, 2020.

IBOR Reform and its Effects on Financial Reporting

Various interest rates and other indices that are deemed to be “benchmarks”, including interbank offered rate (IBOR) benchmarks, have been, and continue to be, the subject of international regulatory guidance and proposals for reform. Following the announcements by the U.K. Financial Conduct Authority in July 2017 that it would no longer compel banks to submit London Interbank Offered Rates (LIBORs) after December 2021 and by ICE Benchmark Administration (IBA) in March 2021 that it will cease publication of: (i) GBP LIBOR (all tenors), EUR LIBOR (all tenors), CHF LIBOR (all tenors), JPY LIBOR (all tenors), and US LIBOR (1-week and 2-months) following December 31, 2021; and (ii) US LIBOR (overnight, 1-month, 3-months, 6-months, and 12-months) following June 30, 2023, efforts to transition away from IBORs to alternative reference rates (ARRs) have been continuing in various jurisdictions. The global transition from IBORs to ARRs introduces challenges and risks that may have adverse consequences on the Bank, its clients, and the financial services industry. The replacement of IBORs or other benchmark rates could result in market dislocation and different financial performance for legacy transactions, require different hedging strategies, affect the Bank’s capital and liquidity planning and management, or have other adverse consequences to market participants. Additionally, any adverse impacts on the value of and return on existing instruments and contracts for the Bank’s clients may present an increased risk of litigation, regulatory intervention, and possible reputational damage.

To manage the transition to ARRs, the Bank has established an enterprise-wide, cross functional initiative with Board oversight and dedicated work streams to evaluate and address the key areas of impact on the Bank’s products, services, systems, documents, processes, models, funding and liquidity planning, risk management frameworks, and financial reporting with the intention of managing the impact through appropriate mitigating actions. The Bank is also actively participating in industry associations and incorporating best practice guidance from these working groups as well as regulatory bodies into the transition plan, such as incorporating appropriate fallback language in contracts, making available new products referencing ARRs, ceasing the issuance of IBOR based financial instruments, and preparing for overall operational readiness.

The Bank is progressing on its transition plan and incorporating market developments as they arise. Details related to certain market developments are noted below:

•

To help support the transition of legacy derivative contracts, the Bank’s registered swap dealer and four additional Bank affiliates have adhered to the International Swaps and Derivatives Association IBOR Fallbacks Protocol (ISDA Protocol). The ISDA Protocol, which took effect on January 25, 2021, provides an efficient transition mechanism for mutually adhering counterparties to incorporate prescribed fallback rates into legacy derivative contracts.

•

Further to IBA’s confirmation of its timeline for LIBOR cessation, London Clearing House and the Chicago Mercantile Exchange (CME) Group have established a process with market participants to convert outstanding LIBOR swaps into corresponding market standard ARR-based contracts.

•

In July 2021, the Alternative Reference Rates Committee formally recommended CME Group’s forward-looking Secured Overnight Financing Rate (SOFR) term rates, following completion of a key change in interdealer trading conventions on July 26, 2021 under the SOFR First initiative.

As a result of the decision taken by international regulators to transition from IBORs to ARRs, the IASB undertook standard setting activities related to the accounting issues of IBOR reform in two phases. On September 26, 2019, the IASB issued Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39 and IFRS 7 (Interest Rate Benchmark Reform Phase 1), for which the Bank adopted the applicable amendments in the fourth quarter of 2019. On August 27, 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (Interest Rate Benchmark Reform Phase 2). The amendments are effective for annual periods beginning on or after January 1, 2021, with early adoption permitted. The Bank early adopted these amendments on November 1, 2020 and no transition adjustment was required.

Interest Rate Benchmark Reform Phase 2 addresses issues affecting financial reporting when changes are made to contractual cash flows of financial instruments or hedging relationships as a result of IBOR reform. The amendments permit modification to financial assets, financial liabilities and lessee lease liabilities required as a direct consequence of IBOR reform and made on an economically equivalent basis to be accounted for by updating the effective interest rate (EIR) prospectively. If the modification does not meet the practical expedient requirements, existing IFRS requirements are applied. Reliefs are also provided for an entity’s hedge accounting relationships in circumstances where changes to hedged items and hedging instruments arise as a result of IBOR reform. The amendments enable entities to amend the formal designation and documentation of a hedging relationship to reflect these changes without discontinuing the hedging relationship or designating a new hedging relationship. Permitted changes include redefining the hedged risk to reference an ARR (contractually or non-contractually specified), amending the description of the hedged item and hedging instrument to reflect the ARR, and amending the description of how the entity will assess hedge effectiveness. Hedging relationships within the scope of Interest Rate Benchmark Reform Phase 2 are the same as those within the scope of Interest Rate Benchmark Reform Phase 1. Interest Rate Benchmark Reform Phase 2 also amended IFRS 7, introducing expanded qualitative and quantitative disclosures about the risks arising from IBOR reform, how an entity is managing those risks, its progress in completing the transition to ARRs, and how it is managing the transition.

Hedging Relationships

Fair Value Hedges

The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate financial instruments due to movements in market interest rates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recognized in Net interest income on the Interim Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities, or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in non-interest income.

The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Interim Consolidated Statement of Income in Net interest income based on a recalculated EIR over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to Net interest income or Non-interest income, as applicable, on the Interim Consolidated Statement of Income.

On November 1, 2020, the Bank changed its accounting policy on a retrospective basis for the presentation of fair value changes on hedging instruments designated in certain fair value hedge accounting relationships, reclassifying the portion excluded from the hedge accounting designation to net interest income

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 46

from non-interest income. With the reclassification, changes in the fair value of the hedged item and related hedging instrument (excluding hedge ineffectiveness) are presented in the same lines on the Interim Consolidated Statement of Income. For the comparative three and nine months ended July 31, 2020, the Bank reclassified losses of $382 million and $774 million, respectively, from Non-interest income to Net interest income on the Interim Consolidated Statement of Income to conform with the presentation adopted in the current period.

Business Combinations

In October 2018, the IASB issued narrow-scope amendments to IFRS 3, Business Combinations. The amendments provide additional guidance on the definition of a business which determines whether an acquisition is of a business or a group of assets. An acquirer recognizes goodwill only when acquiring a business, not when acquiring a group of assets. The Bank adopted these amendments on November 1, 2020 prospectively and they did not have a significant impact on the Bank.

Revised Conceptual Framework for Financial Reporting

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Revised Conceptual Framework), which provides a set of concepts to assist the IASB in developing standards and to help preparers consistently apply accounting policies where specific accounting standards do not exist. The framework is not an accounting standard and does not override the requirements that exist in other IFRS standards. The Revised Conceptual Framework describes that financial information must be relevant and faithfully represented to be useful, provides revised definitions and recognition criteria for assets and liabilities, and confirms that different measurement bases are useful and permitted. The Bank adopted the Revised Conceptual Framework prospectively on November 1, 2020 and it did not have a significant impact on the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of applying the standard on the Interim Consolidated Financial Statements and will adopt the standard when it becomes effective.

Insurance Contracts

The IASB issued IFRS 17, Insurance Contracts (IFRS 17) which replaces the guidance in IFRS 4, Insurance Contracts and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.

The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. OSFI’s related Advisory precludes early adoption. The standard will be applied retrospectively with restatement of comparatives unless impracticable.

The adoption of IFRS 17 is a significant initiative for the Bank and is supported by a robust governance structure. The Executive Steering Committee includes representation from the Insurance business, Finance, Actuaries, Risk, Technology, and project management teams. Updates are also provided to the TD Insurance Board, Risk Committee, and Audit Committee.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 47

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(As at and in millions of Canadian dollars)	July 31, 2021	October 31, 2020
ASSETS
Cash and due from banks	$5,817	$6,445
Interest-bearing deposits with banks	167,543	164,149
	173,360	170,594
Trading loans, securities, and other (Note 4)	147,438	148,318
Non-trading financial assets at fair value through profit or loss (Note 4)	9,252	8,548
Derivatives (Note 4)	51,742	54,242
Financial assets designated at fair value through profit or loss (Note 4)	4,632	4,739
Financial assets at fair value through other comprehensive income (Note 4)	84,389	103,285
	297,453	319,132
Debt securities at amortized cost, net of allowance for credit losses (Notes 4, 5)	250,310	227,679
Securities purchased under reverse repurchase agreements	162,154	169,162
Loans (Notes 4, 6)
Residential mortgages	263,456	252,219
Consumer instalment and other personal	187,490	185,460
Credit card	30,692	32,334
Business and government	244,393	255,799
	726,031	725,812
Allowance for loan losses (Note 6)	(6,811)	(8,289)
Loans, net of allowance for loan losses	719,220	717,523
Other
Customers’ liability under acceptances	19,298	14,941
Investment in Schwab (Note 7)	11,231	12,174
Goodwill (Note 9)	16,341	17,148
Other intangibles	2,140	2,125
Land, buildings, equipment, and other depreciable assets	9,253	10,136
Deferred tax assets	2,036	2,444
Amounts receivable from brokers, dealers, and clients	23,262	33,951
Other assets (Note 10)	17,035	18,856
	100,596	111,775
Total assets	$1,703,093	$1,715,865
LIABILITIES
Trading deposits (Notes 4, 11)	$29,445	$19,177
Derivatives (Note 4)	52,715	53,203
Securitization liabilities at fair value (Note 4)	13,633	13,718
Financial liabilities designated at fair value through profit or loss (Notes 4, 11)	92,355	59,665
	188,148	145,763
Deposits (Notes 4, 11)
Personal	626,538	625,200
Banks	25,638	28,969
Business and government	466,505	481,164
	1,118,681	1,135,333
Other
Acceptances	19,298	14,941
Obligations related to securities sold short (Note 4)	36,723	34,999
Obligations related to securities sold under repurchase agreements	155,863	188,876
Securitization liabilities at amortized cost (Note 4)	15,272	15,768
Amounts payable to brokers, dealers, and clients	23,866	35,143
Insurance-related liabilities	7,735	7,590
Other liabilities (Note 12)	26,297	30,476
	285,054	327,793
Subordinated notes and debentures (Note 4)	11,303	11,477
Total liabilities	1,603,186	1,620,366
EQUITY
Shareholders’ Equity
Common shares (Note 13)	22,945	22,487
Preferred shares and other equity instruments (Note 13)	6,700	5,650
Treasury shares – common (Note 13)	(189)	(37)
Treasury shares – preferred (Note 13)	(5)	(4)
Contributed surplus	125	121
Retained earnings	61,167	53,845
Accumulated other comprehensive income (loss)	9,164	13,437
Total equity	99,907	95,499
Total liabilities and equity	$1,703,093	$1,715,865

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 48

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	July 31 2021	July 31 2020	July 31 2021	July 31 2020
Interest income[1]
Loans	$5,933	$6,606	$17,950	$21,998
Securities
Interest	937	1,125	2,761	4,420
Dividends	362	359	1,200	1,310
Deposits with banks	74	55	231	280
	7,306	8,145	22,142	28,008
Interest expense (Note 20)
Deposits	871	1,507	2,966	7,161
Securitization liabilities	95	79	255	304
Subordinated notes and debentures	95	113	281	326
Other	241	345	771	1,747
	1,302	2,044	4,273	9,538
Net interest income	6,004	6,101	17,869	18,470
Non-interest income
Investment and securities services	1,554	1,368	4,614	4,000
Credit fees	364	359	1,079	1,046
Net securities gain (loss) (Note 5)	30	10	3	8
Trading income (loss)	(16)	474	325	1,158
Income (loss) from non-trading financial instruments at fair value through profit or loss	68	81	184	3
Income (loss) from financial instruments designated at fair value through profit or loss	13	140	(245)	82
Service charges	673	571	1,944	1,960
Card services	632	458	1,784	1,588
Insurance revenue	1,313	1,177	3,629	3,435
Other income (loss)	77	(74)	566	52
	4,708	4,564	13,883	13,332
Total revenue	10,712	10,665	31,752	31,802
Provision for (recovery of) credit losses (Note 6)	(37)	2,188	(101)	6,325
Insurance claims and related expenses	836	805	2,057	2,256
Non-interest expenses
Salaries and employee benefits	3,046	3,051	9,327	9,011
Occupancy, including depreciation	409	450	1,442	1,350
Technology and equipment, including depreciation	418	407	1,245	1,192
Amortization of other intangibles	174	203	527	610
Communication and marketing	286	258	825	849
Restructuring charges (recovery)	5	–	46	(8)
Brokerage-related and sub-advisory fees	109	89	315	268
Professional, advisory and outside services	390	317	1,052	1,016
Other	779	532	2,350	1,607
	5,616	5,307	17,129	15,895
Income before income taxes and share of net income from investment in Schwab and TD Ameritrade	4,297	2,365	12,667	7,326
Provision for (recovery of) income taxes	922	445	2,711	1,354
Share of net income from investment in Schwab and TD Ameritrade (Note 7)	170	328	561	780
Net income	3,545	2,248	10,517	6,752
Preferred dividends and distributions on other equity instruments	56	68	186	203
Net income available to common shareholders	$3,489	$2,180	$10,331	$6,549
Earnings per share (Canadian dollars) (Note 17)
Basic	$1.92	$1.21	$5.69	$3.63
Diluted	1.92	1.21	5.68	3.62
Dividends per common share (Canadian dollars)	0.79	0.79	2.37	2.32

[1]

Includes $6,497 million and $19,682 million, for the three and nine months ended July 31, 2021, respectively (three and nine months ended July 31, 2020 – $7,141 million and $23,710 million, respectively) which have been calculated based on the effective interest rate method. Refer to Note 20.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 49

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME[1] (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31 2021	July 31 2020	July 31 2021	July 31 2020
Net income	$3,545	$2,248	$10,517	$6,752
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Net change in unrealized gains (losses) on financial assets at fair value through other comprehensive income
Change in unrealized gains (losses)	14	461	119	188
Reclassification to earnings of net losses (gains)	(22)	(5)	(50)	(4)

Reclassification to earnings of changes in allowance for credit losses	–	(5)	(2)	1

	(8)	451	67	185
Net change in unrealized foreign currency translation gains (losses) on investments in foreign operations, net of hedging activities
Unrealized gains (losses)	1,264	(3,240)	(5,383)	1,296

Net gains (losses) on hedges	(425)	992	1,725	(431)

	839	(2,248)	(3,658)	865
Net change in gains (losses) on derivatives designated as cash flow hedges
Change in gains (losses)	806	(198)	(563)	3,944

Reclassification to earnings of losses (gains)	(597)	334	21	(1,068)

	209	136	(542)	2,876

Share of other comprehensive income (loss) from investment in Schwab and TD Ameritrade	256	2	(570)	59
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans	84	(525)	1,300	(668)
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	124	16	393	(190)

Gains (losses) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss	2	(20)	37	(69)

	210	(529)	1,730	(927)
Total other comprehensive income (loss), net of income taxes	1,506	(2,188)	(2,973)	3,058
Total comprehensive income (loss)	$5,051	$60	$7,544	$9,810
Attributable to:
Common shareholders	$4,995	$(8)	$7,358	$9,607

Preferred shareholders and other equity instrument holders	56	68	186	203

[1]	The amounts are net of income tax provisions (recoveries) presented in the following table.

Income Tax Provisions (Recoveries) in the Interim Consolidated Statement of Comprehensive Income
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31 2021	July 31 2020	July 31 2021	July 31 2020
Change in unrealized gains (losses) on financial assets at fair value through other comprehensive income	$82	$142	$(159)	$84
Less: Reclassification to earnings of net losses (gains) in respect of financial assets at fair value through other comprehensive income	8	–	14	–
Reclassification to earnings of changes in allowance for credit losses on financial assets at fair value through other comprehensive income	–	(1)	–	–
Unrealized gains (losses) on investments in foreign operations	–	–	–	–
Net gains (losses) on hedges of investments in foreign operations	(151)	356	611	(154)
Change in gains (losses) on derivatives designated as cash flow hedges	336	(217)	(593)	1,487
Less: Reclassification to earnings of losses (gains) on cash flow hedges	263	(260)	(401)	489
Actuarial gains (losses) on employee benefit plans	30	(187)	463	(238)
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	43	6	139	(70)

Gains (losses) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss	1	(7)	13	(25)
Total income taxes	$70	$352	$861	$595

Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 50

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31, 2021	July 31, 2020	July 31, 2021	July 31, 2020
Common shares (Note 13)
Balance at beginning of period	$22,790	$21,766	$22,487	$21,713
Proceeds from shares issued on exercise of stock options	56	12	146	65
Shares issued as a result of dividend reinvestment plan	99	583	312	726
Purchase of shares for cancellation and other	–	–	–	(143)
Balance at end of period	22,945	22,361	22,945	22,361
Preferred shares and other equity instruments (Note 13)
Balance at beginning of period	4,950	5,800	5,650	5,800
Issue of shares and other equity instruments	1,750	–	1,750	–
Redemption of shares and other equity instruments	–	–	(700)	–
Balance at end of period	6,700	5,800	6,700	5,800
Treasury shares – common (Note 13)
Balance at beginning of period	(123)	(25)	(37)	(41)
Purchase of shares	(2,565)	(2,152)	(8,398)	(6,787)
Sale of shares	2,499	2,118	8,246	6,769
Balance at end of period	(189)	(59)	(189)	(59)
Treasury shares – preferred (Note 13)
Balance at beginning of period	(5)	(3)	(4)	(6)
Purchase of shares	(28)	(29)	(107)	(98)
Sale of shares	28	27	106	99
Balance at end of period	(5)	(5)	(5)	(5)
Contributed surplus
Balance at beginning of period	126	124	121	157
Net premium (discount) on sale of treasury shares	1	6	(5)	(31)
Issuance of stock options, net of options exercised	(2)	–	3	–
Other	–	(2)	6	2
Balance at end of period	125	128	125	128
Retained earnings
Balance at beginning of period	59,035	49,702	53,845	49,497
Impact on adoption of IFRS 16, Leases	n/a [1]	n/a	n/a	(553)
Net income attributable to shareholders	3,545	2,248	10,517	6,752
Common dividends	(1,436)	(1,423)	(4,304)	(4,183)
Preferred dividends and distributions on other equity instruments	(56)	(68)	(186)	(203)
Net premium on repurchase of common shares,and redemption of preferred shares and other equity instruments	–	–	(1)	(704)
Share and other equity instrument issue expenses	(5)	–	(5)	–
Actuarial gains (losses) on employee benefit plans	84	(525)	1,300	(668)
Realized gains (losses) on equity securities designated at fair value through other comprehensive income	–	–	1	(4)
Balance at end of period	61,167	49,934	61,167	49,934
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt securities at fair value through other comprehensive income:
Balance at beginning of period	618	24	543	290
Other comprehensive income (loss)	(8)	456	69	184
Allowance for credit losses	–	(5)	(2)	1
Balance at end of period	610	475	610	475
Net unrealized gain (loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	17	(246)	(252)	(40)
Other comprehensive income (loss)	124	16	394	(194)
Reclassification of loss (gain) to retained earnings	–	–	(1)	4
Balance at end of period	141	(230)	141	(230)
Gains (losses) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period	(2)	(35)	(37)	14
Other comprehensive income (loss)	2	(20)	37	(69)
Balance at end of period	–	(55)	–	(55)
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	4,860	11,906	9,357	8,793
Other comprehensive income (loss)	839	(2,248)	(3,658)	865
Balance at end of period	5,699	9,658	5,699	9,658
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	3,075	4,237	3,826	1,497
Other comprehensive income (loss)	209	136	(542)	2,876
Balance at end of period	3,284	4,373	3,284	4,373
Share of accumulated other comprehensive income (loss) from investment in Schwab and TD Ameritrade	(570)	86	(570)	86
Total accumulated other comprehensive income	9,164	14,307	9,164	14,307
Total equity	$99,907	$92,466	$99,907	$92,466

[1]	Not applicable.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 51

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31 2021	July 31 2020	July 31 2021	July 31 2020
Cash flows from (used in) operating activities
Net income before income taxes, including share of net income from investment in Schwab and TD Ameritrade	$4,467	$2,693	$13,228	$8,106
Adjustments to determine net cash flows from (used in) operating activities
Provision for (recovery of) credit losses (Note 6)	(37)	2,188	(101)	6,325
Depreciation	295	300	1,064	895
Amortization of other intangibles	174	203	527	610
Net securities losses (gains) (Note 5)	(30)	(10)	(3)	(8)
Share of net income from investment in Schwab and TD Ameritrade (Note 7)	(170)	(328)	(561)	(780)
Deferred taxes	(207)	(214)	159	(630)
Changes in operating assets and liabilities
Interest receivable and payable (Notes 10, 12)	(114)	20	(258)	(135)
Securities sold under repurchase agreements	7,537	8,164	(33,013)	46,025
Securities purchased under reverse repurchase agreements	(6,779)	8,119	7,008	6,263
Securities sold short	(2,712)	5,052	1,369	4,127
Trading loans and securities	(5,499)	(12,941)	1,329	1,229
Loans net of securitization and sales	(9,436)	23,448	(346)	(42,653)
Deposits	(4,041)	8,692	(6,384)	199,534
Derivatives	(3,425)	4,211	2,012	2,208
Non-trading financial assets at fair value through profit or loss	(37)	(2,007)	(704)	(4,172)
Financial assets and liabilities designated at fair value through profit or loss	26,302	3,369	32,797	(7,137)
Securitization liabilities	(63)	506	(581)	1,351
Current taxes	116	908	921	198
Brokers, dealers and clients amounts receivable and payable	1,589	(545)	(624)	(5,724)
Other	(3,873)	8,748	12,504	(6,523)
Net cash from (used in) operating activities	4,057	60,576	30,343	209,109
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures	–	–	–	3,000
Redemption or repurchase of subordinated notes and debentures	(6)	(1,493)	4	(1,562)
Common shares issued, net	49	10	128	56
Preferred shares and other equity instruments issued	1,745	–	1,745	–
Repurchase of common shares (Note 13)	-	–	–	(847)
Redemption of preferred shares and other equity instruments (Note 13)	–	–	(700)	–
Sale of treasury shares	2,528	2,151	8,347	6,837
Purchase of treasury shares (Note 13)	(2,593)	(2,181)	(8,505)	(6,885)
Dividends paid on shares and distributions paid on other equity instruments	–	(908)	(2,785)	(3,660)
Repayment of lease liabilities	(160)	(143)	(441)	(441)
Net cash from (used in) financing activities	1,563	(2,564)	(2,207)	(3,502)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	20,866	(14,759)	(3,394)	(135,936)
Activities in financial assets at fair value through other comprehensive income
Purchases	(3,922)	(16,133)	(15,530)	(45,642)
Proceeds from maturities	8,661	14,753	26,910	33,519
Proceeds from sales	1,616	1,852	2,769	8,753
Activities in debt securities at amortized cost
Purchases	(48,761)	(53,819)	(117,536)	(93,151)
Proceeds from maturities	18,121	10,401	79,243	27,870
Proceeds from sales	11	238	1,713	410
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles	(286)	(312)	(771)	(941)
Net cash acquired from (paid for) divestitures and acquisitions (Note 8)	(1,882)	–	(1,882)	–
Net cash from (used in) investing activities	(5,576)	(57,779)	(28,478)	(205,118)
Effect of exchange rate changes on cash and due from banks	55	(120)	(286)	58
Net increase (decrease) in cash and due from banks	99	113	(628)	547
Cash and due from banks at beginning of period	5,718	5,297	6,445	4,863
Cash and due from banks at end of period	$5,817	$5,410	$5,817	$5,410
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$886	$197	$2,481	$1,542
Amount of interest paid during the period	1,457	1,673	4,742	8,978
Amount of interest received during the period	6,985	7,817	21,153	26,777
Amount of dividends received during the period	399	365	1,229	1,295

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 52

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1:  NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting using the accounting policies as described in Note 2 of the Bank’s 2020 Annual Consolidated Financial Statements, except for the changes in accounting policies described in Note 2 of this report. Certain comparative amounts have been revised to conform with the presentation adopted in the current period.

The preparation of the Interim Consolidated Financial Statements requires that management make estimates, assumptions, and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank’s 2020 Annual Consolidated Financial Statements and in Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Bank’s Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

The Interim Consolidated Financial Statements for the three and nine months ended July 31, 2021, were approved and authorized for issue by the Bank’s Board of Directors, in accordance with a recommendation of the Audit Committee, on August 25, 2021.

As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, they should be read in conjunction with the Bank’s 2020 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2020 Management’s Discussion and Analysis (MD&A). Certain disclosures are included in the shaded sections of the “Managing Risk” section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements.

NOTE 2:  CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICY

The following new standards and changes in accounting policies have been adopted by the Bank on November 1, 2020.

IBOR Reform and its Effects on Financial Reporting

Various interest rates and other indices that are deemed to be “benchmarks”, including interbank offered rate (IBOR) benchmarks, have been, and continue to be, the subject of international regulatory guidance and proposals for reform. Following the announcements by the U.K. Financial Conduct Authority in July 2017 that it would no longer compel banks to submit London Interbank Offered Rates (LIBORs) after December 2021 and by ICE Benchmark Administration (IBA) in March 2021 that it will cease publication of: (i) GBP LIBOR (all tenors), EUR LIBOR (all tenors), CHF LIBOR (all tenors), JPY LIBOR (all tenors), and US LIBOR (1-week and 2-months) following December 31, 2021; and (ii) US LIBOR (overnight, 1-month, 3-months, 6-months, and 12-months) following June 30, 2023, efforts to transition away from IBORs to alternative reference rates (ARRs) have been continuing in various jurisdictions. The global transition from IBORs to ARRs introduces challenges and risks that may have adverse consequences on the Bank, its clients, and the financial services industry. The replacement of IBORs or other benchmark rates could result in market dislocation and different financial performance for legacy transactions, require different hedging strategies, affect the Bank’s capital and liquidity planning and management, or have other adverse consequences to market participants. Additionally, any adverse impacts on the value of and return on existing instruments and contracts for the Bank’s clients may present an increased risk of litigation, regulatory intervention, and possible reputational damage.

To manage the transition to ARRs, the Bank has established an enterprise-wide, cross functional initiative with Board oversight and dedicated work streams to evaluate and address the key areas of impact on the Bank’s products, services, systems, documents, processes, models, funding and liquidity planning, risk management frameworks, and financial reporting with the intention of managing the impact through appropriate mitigating actions. The Bank is also actively participating in industry associations and incorporating best practice guidance from these working groups as well as regulatory bodies into the transition plan, such as incorporating appropriate fallback language in contracts, making available new products referencing ARRs, ceasing the issuance of IBOR based financial instruments, and preparing for overall operational readiness.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 53

The Bank is progressing on its transition plan and incorporating market developments as they arise. Details related to certain market developments are noted below:

•

To help support the transition of legacy derivative contracts, the Bank’s registered swap dealer and four additional Bank affiliates have adhered to the International Swaps and Derivatives Association IBOR Fallbacks Protocol (ISDA Protocol). The ISDA Protocol, which took effect on January 25, 2021, provides an efficient transition mechanism for mutually adhering counterparties to incorporate prescribed fallback rates into legacy derivative contracts.

•

Further to IBA’s confirmation of its timeline for LIBOR cessation, London Clearing House and the Chicago Mercantile Exchange (CME) Group have established a process with market participants to convert outstanding LIBOR swaps into corresponding market standard ARR-based contracts.

•

In July 2021, the Alternative Reference Rates Committee formally recommended CME Group’s forward-looking Secured Overnight Financing Rate (SOFR) term rates, following completion of a key change in interdealer trading conventions on July 26, 2021 under the SOFR First initiative.

As a result of the decision taken by international regulators to transition from IBORs to ARRs, the IASB undertook standard setting activities related to the accounting issues of IBOR reform in two phases. On September 26, 2019, the IASB issued Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39 and IFRS 7 (Interest Rate Benchmark Reform Phase 1), for which the Bank adopted the applicable amendments in the fourth quarter of 2019. On August 27, 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (Interest Rate Benchmark Reform Phase 2). The amendments are effective for annual periods beginning on or after January 1, 2021, with early adoption permitted. The Bank early adopted these amendments on November 1, 2020 and no transition adjustment was required.

Interest Rate Benchmark Reform Phase 2 addresses issues affecting financial reporting when changes are made to contractual cash flows of financial instruments or hedging relationships as a result of IBOR reform. The amendments permit modification to financial assets, financial liabilities and lessee lease liabilities required as a direct consequence of IBOR reform and made on an economically equivalent basis to be accounted for by updating the effective interest rate (EIR) prospectively. If the modification does not meet the practical expedient requirements, existing IFRS requirements are applied. Reliefs are also provided for an entity’s hedge accounting relationships in circumstances where changes to hedged items and hedging instruments arise as a result of IBOR reform. The amendments enable entities to amend the formal designation and documentation of a hedging relationship to reflect these changes without discontinuing the hedging relationship or designating a new hedging relationship. Permitted changes include redefining the hedged risk to reference an ARR (contractually or non-contractually specified), amending the description of the hedged item and hedging instrument to reflect the ARR, and amending the description of how the entity will assess hedge effectiveness. Hedging relationships within the scope of Interest Rate Benchmark Reform Phase 2 are the same as those within the scope of Interest Rate Benchmark Reform Phase 1. Interest Rate Benchmark Reform Phase 2 also amended IFRS 7, introducing expanded qualitative and quantitative disclosures about the risks arising from IBOR reform, how an entity is managing those risks, its progress in completing the transition to ARRs, and how it is managing the transition.

The following table discloses the Bank’s exposures to significant interest rate benchmarks subject to IBOR reform that have yet to transition to an ARR and will be maturing after June 30, 2023 for certain tenors of US LIBOR and after December 31, 2021 for other IBORs subject to transition. This also includes exposures to interest rate benchmarks subject to IBOR reform that are not required to transition to an ARR.

Exposures to Interest Rate Benchmarks Subject to IBOR Reform1,2,3,4

(millions of Canadian dollars)					As at July 31, 2021
	Non-derivative financial assets[5]	Non-derivative financial liabilities	Derivatives			Off-balance sheet commitments[6]
	Carrying amount	Carrying amount	Notional	Positive fair value	Negative fair value	Contractual amount
US LIBOR tenors ceasing 12/31/2021	$1,429	$–	$177	$1	$18	$–
US LIBOR tenors ceasing 06/30/2023	102,325	506	2,881,823	2,607	4,011	83,056
GBP LIBOR	766	–	355,912	211	155	1,286
Other IBORs[7]	809	–	287,018	289	438	–
	105,329	506	3,524,930	3,108	4,632	84,342
Cross-currency swaps[8]
US LIBOR / other rates[9]	n/a	n/a	418,536	6,407	8,438	n/a
US LIBOR / GBP LIBOR	n/a	n/a	130,182	720	681	n/a
US LIBOR / JPY LIBOR	n/a	n/a	34,161	156	110	n/a
Other IBORs[7]	n/a	n/a	38,259	955	970	n/a
	n/a	n/a	621,138	8,238	10,199	n/a
Total	$105,329	$506	$4,146,068	$11,346	$14,831	$84,342

[1]

US LIBOR transitioning to SOFR (Secured Overnight Financing Rate), GBP LIBOR transitioning to SONIA (Sterling Overnight Index Average), and JPY LIBOR transitioning to TONAR (Tokyo Overnight Average Rate).

[2]

EURIBOR (Euro Interbank Offered Rate) is excluded from the table as it underwent a methodology change in 2019 and will continue as an interest rate benchmark. As at July 31, 2021, the notional amount of derivatives indexed to EURIBOR was $1,848 billion, and the carrying amounts of non-derivative financial assets and non-derivative financial liabilities indexed to EURIBOR were $568 million and $3 million, respectively.

[3]

Certain demand facilities indexed to US LIBOR have no specific maturity and are therefore excluded from the table. As at July 31, 2021, the carrying amounts of demand loans and demand deposits indexed to US LIBOR with no specific maturity were $2 billion and $2 billion, respectively.

[4]

As at July 31, 2021, the notional amount of derivatives indexed to US LIBOR 1-month and 3-month tenors in qualifying hedge accounting relationships hedging interest rate risk that are maturing after June 30, 2023 and have yet to transition to an ARR was $179 billion and hedging foreign exchange risk was $21 billion.

[5]

Loans reported under non-derivative financial assets represent the drawn amounts and exclude allowance for loan losses. As at July 31, 2021, the carrying amount of non-derivative financial assets indexed to US LIBOR tenors ceasing June 30, 2023 was $102 billion, of which $58 billion relates to Loans, $38 billion relates to Debt securities at amortized cost, and $6 billion relates to Financial assets at fair value through other comprehensive income (FVOCI).

[6]

Many of the Bank’s corporate loan facilities permit the borrower to select the benchmark interest rate upon drawing on the facility. Based on the Bank’s historical experience, the benchmark interest rate selected by the borrower is often the same as the facility currency and therefore the Bank has assumed that the benchmark interest rate for its undrawn credit and liquidity commitments is the same as the facility currency for the purpose of this disclosure.

[7]

“Other IBORs” include the following interest rate benchmarks that are subject to IBOR reform: EUR LIBOR, CHF LIBOR, JPY LIBOR, EUR EONIA (Euro Overnight Index Average), NOK NIBOR (Norwegian Interbank Offered Rate), SGD SOR (Singapore Dollar Swap Offer Rate), HKD HIBOR (Hong Kong Interbank Offered Rate), ZAR JIBAR (Johannesburg Interbank Average Rate), SEK STIBOR (Stockholm Interbank Offered Rate), and MXN TIIE (Interbank Equilibrium Interest Rate).

[8]

US LIBOR presented in the table under cross-currency swaps refers to the tenors (overnight, 1-month, 3-months, 6-months, and 12-months) that will be ceasing following June 30, 2023. As at July 31, 2021, the Bank did not have any cross-currency swaps indexed to US LIBOR tenors (1-week and 2-months) that will be ceasing following December 31, 2021.

[9]	“Other rates” refer to rates that are not subject to IBOR reform or have already been reformed.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 54

Hedging Relationships

Fair Value Hedges

The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate financial instruments due to movements in market interest rates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recognized in Net interest income on the Interim Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities, or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in non-interest income.

The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Interim Consolidated Statement of Income in Net interest income based on a recalculated EIR over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to Net interest income or Non-interest income, as applicable, on the Interim Consolidated Statement of Income.

On November 1, 2020, the Bank changed its accounting policy on a retrospective basis for the presentation of fair value changes on hedging instruments designated in certain fair value hedge accounting relationships, reclassifying the portion excluded from the hedge accounting designation to net interest income from non-interest income. With the reclassification, changes in the fair value of the hedged item and related hedging instrument (excluding hedge ineffectiveness) are presented in the same lines on the Interim Consolidated Statement of Income. For the comparative three and nine months ended July 31, 2020, the Bank reclassified losses of $382 million and $774 million, respectively, from Non-interest income to Net interest income on the Interim Consolidated Statement of Income to conform with the presentation adopted in the current period.

Business Combinations

In October 2018, the IASB issued narrow-scope amendments to IFRS 3, Business Combinations. The amendments provide additional guidance on the definition of a business which determines whether an acquisition is of a business or a group of assets. An acquirer recognizes goodwill only when acquiring a business, not when acquiring a group of assets. The Bank adopted these amendments on November 1, 2020 prospectively and they did not have a significant impact on the Bank.

Revised Conceptual Framework for Financial Reporting

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Revised Conceptual Framework), which provides a set of concepts to assist the IASB in developing standards and to help preparers consistently apply accounting policies where specific accounting standards do not exist. The framework is not an accounting standard and does not override the requirements that exist in other IFRS standards. The Revised Conceptual Framework describes that financial information must be relevant and faithfully represented to be useful, provides revised definitions and recognition criteria for assets and liabilities, and confirms that different measurement bases are useful and permitted. The Bank adopted the Revised Conceptual Framework prospectively on November 1, 2020 and it did not have a significant impact on the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of applying the standard on the Interim Consolidated Financial Statements and will adopt the standard when it becomes effective.

Insurance Contracts

The IASB issued IFRS 17, Insurance Contracts (IFRS 17) which replaces the guidance in IFRS 4, Insurance Contracts and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.

The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. OSFI’s related Advisory precludes early adoption. The standard will be applied retrospectively with restatement of comparatives unless impracticable.

The adoption of IFRS 17 is a significant initiative for the Bank and is supported by a robust governance structure. The Executive Steering Committee includes representation from the Insurance business, Finance, Actuaries, Risk, Technology, and project management teams. Updates are also provided to the TD Insurance Board, Risk Committee, and Audit Committee.

NOTE 3:  Significant Accounting Judgments, Estimates, and Assumptions

The estimates used in the Bank’s accounting policies are essential for understanding the results of its operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner. Refer to Note 3 of the Bank’s 2020 Annual Consolidated Financial Statements for a description of significant accounting judgments, estimates, and assumptions.

Impairment – Expected Credit Loss Model

The expected credit loss (ECL) model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. As a result of COVID-19, there is a higher degree of uncertainty in determining reasonable and supportable forward-looking information used in assessing significant increase in credit risk and measuring ECLs. The Bank introduced relief programs in the second quarter of 2020 that allowed borrowers to temporarily defer payments of principal and/or interest on their loans and is supporting various government assistance programs which reduce the Bank’s exposure to expected losses. Under these retail and non-retail programs and notwithstanding any other changes in credit risk, opting into a payment deferral program does not in and of itself trigger a significant increase in credit risk since initial recognition (which would result in stage migration) and does not result in additional days past due. Since the second quarter of 2020, macroeconomic variables for the downside scenario were based on plausible scenario analyses of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature. Starting in the first quarter of 2021, the upside scenario was based on

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 55

plausible scenario analyses of a more rapid recovery from the COVID-19 shock. Refer to Note 6 for additional details on the macroeconomic variables used in the forward-looking macroeconomic forecasts.

Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date, by considering reasonable and supportable information that is not already included in the quantitative models. The current environment is subject to rapid change and to the extent that certain effects of COVID-19 are not fully incorporated into the model calculations, increased temporary quantitative and qualitative adjustments have been applied. This includes borrower credit scores, industry and geography specific COVID-19 impacts, payment support initiatives introduced by the Bank and governments, and the persistence of the economic shutdown, the effects of which are not yet fully reflected in the quantitative models. The Bank has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk.

NOTE 4:  FAIR VALUE MEASUREMENTS

There have been no significant changes to the Bank’s approach and methodologies used to determine fair value measurements for the three and nine months ended July 31, 2021.

During the three and nine months ended July 31, 2021, the Bank designated certain obligations related to securities sold under repurchase agreements at fair value through profit or loss (FVTPL) as the instruments are part of a portfolio that is managed on a fair value basis and have been included in Obligations related to securities sold under repurchase agreements on the Interim Consolidated Balance Sheet.

Transfers between Fair Value Hierarchy Levels for Assets and Liabilities measured at Fair Value on a Recurring Basis

The Bank’s policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period.

There were no significant transfers between Level 1 and Level 2 during the three months ended July 31, 2021. During the nine months ended July 31, 2021, the Bank transferred $400 million of FVOCI Canadian government debt from Level 2 to Level 1 (three and nine months ended July 31, 2020 – no significant transfers).

There were no significant transfers between Level 2 and Level 3 during the three months ended July 31, 2021. During the nine months ended July 31, 2021, transfers were made out of Level 3 and into Level 2 for trading deposits and equity contracts due to changes in the degree of observability of certain inputs in the fair value measurement of these instruments (three and nine months ended July 31, 2020 – no significant transfers). There were no other significant changes to the unobservable inputs and sensitivities for assets and liabilities classified as Level 3 during the three and nine months ended July 31, 2021.

Carrying Value and Fair Value of Financial Instruments not carried at Fair Value

The following table reflects the fair value of the Bank’s financial assets and liabilities not carried at fair value.

Financial Assets and Liabilities not carried at Fair Value1

(millions of Canadian dollars)				As at
		July 31, 2021	October 31, 2020
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$194,579	$195,263	$174,592	$175,500
Other debt securities	55,731	56,218	53,087	53,373
Total debt securities at amortized cost, net of allowance for credit losses	250,310	251,481	227,679	228,873
Total loans, net of allowance for loan losses	719,220	725,555	717,523	727,197
Total financial assets not carried at fair value	$969,530	$977,036	$945,202	$956,070

FINANCIAL LIABILITIES
Deposits	$1,118,681	$1,119,303	$1,135,333	$1,137,624
Securitization liabilities at amortized cost	15,272	15,459	15,768	16,143
Subordinated notes and debentures	11,303	12,118	11,477	12,374
Total financial liabilities not carried at fair value	$1,145,256	$1,146,880	$1,162,578	$1,166,141

[1]	This table excludes financial assets and liabilities where the carrying amount is a reasonable approximation of fair value.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 56

Fair Value Hierarchy

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at July 31, 2021 and October 31, 2020.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis

(millions of Canadian dollars)								As at
	July 31, 2021				October 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

FINANCIAL ASSETS AND COMMODITIES

Trading loans, securities, and other[1]
Government and government-related securities
Canadian government debt
Federal	$104	$17,248	$–	$17,352	$351	$21,141	$–	$21,492
Provinces	–	7,938	1	7,939	–	8,468	–	8,468
U.S. federal, state, municipal governments, and agencies debt	–	14,787	–	14,787	–	22,809	16	22,825
Other OECD government guaranteed debt	–	6,128	–	6,128	–	4,563	–	4,563
Mortgage-backed securities	–	1,516	–	1,516	–	1,690	–	1,690
Other debt securities
Canadian issuers	–	5,668	–	5,668	–	5,613	2	5,615
Other issuers	–	11,688	5	11,693	–	13,352	1	13,353
Equity securities	57,012	49	–	57,061	43,840	39	–	43,879
Trading loans	–	12,827	–	12,827	–	12,959	–	12,959
Commodities	11,861	596	–	12,457	12,976	484	–	13,460

Retained interests	–	10	–	10	–	14	–	14

	68,977	78,455	6	147,438	57,167	91,132	19	148,318
Non-trading financial assets at fair value through profit or loss
Securities	171	5,814	728	6,713	232	4,027	571	4,830

Loans	–	2,536	3	2,539	–	3,715	3	3,718

	171	8,350	731	9,252	232	7,742	574	8,548
Derivatives
Interest rate contracts	4	12,709	6	12,719	22	17,937	–	17,959
Foreign exchange contracts	16	32,146	6	32,168	13	29,605	2	29,620
Credit contracts	–	26	–	26	–	19	–	19
Equity contracts	3	4,519	6	4,528	5	3,855	370	4,230

Commodity contracts	329	1,948	24	2,301	383	2,022	9	2,414

	352	51,348	42	51,742	423	53,438	381	54,242
Financial assets designated at fair value through profit or loss

Securities[1]	–	4,632	–	4,632	–	4,739	–	4,739

	–	4,632	–	4,632	–	4,739	–	4,739

Financial assets at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal	–	12,414	–	12,414	–	14,126	–	14,126
Provinces	–	17,466	–	17,466	–	16,502	–	16,502
U.S. federal, state, municipal governments, and agencies debt	–	23,245	–	23,245	–	33,034	–	33,034
Other OECD government guaranteed debt	–	7,666	–	7,666	–	10,756	–	10,756
Mortgage-backed securities	–	2,112	–	2,112	–	3,865	–	3,865
Other debt securities
Asset-backed securities	–	6,823	–	6,823	–	10,006	–	10,006
Corporate and other debt	–	8,417	67	8,484	–	9,875	20	9,895
Equity securities	2,899	1	1,634	4,534	1,005	15	1,579	2,599

Loans	–	1,645	–	1,645	–	2,502	–	2,502

	2,899	79,789	1,701	84,389	1,005	100,681	1,599	103,285

Securities purchased under reverse repurchase agreements	–	7,905	–	7,905	–	7,395	–	7,395

FINANCIAL LIABILITIES

Trading deposits	–	29,258	187	29,445	–	14,528	4,649	19,177
Derivatives
Interest rate contracts	2	13,163	101	13,266	14	19,022	96	19,132
Foreign exchange contracts	11	30,243	–	30,254	14	27,300	–	27,314
Credit contracts	–	333	–	333	–	327	–	327
Equity contracts	–	6,916	96	7,012	–	3,360	1,077	4,437

Commodity contracts	280	1,568	2	1,850	355	1,611	27	1,993

	293	52,223	199	52,715	383	51,620	1,200	53,203

Securitization liabilities at fair value	–	13,633	–	13,633	–	13,718	–	13,718

Financial liabilities designated at fair value through profit or loss	–	92,337	18	92,355	–	59,641	24	59,665

Obligations related to securities sold short[1]	1,941	34,782	–	36,723	1,039	33,960	–	34,999
Obligations related to securities sold under repurchase agreements
Held-for-trading	–	5,620	–	5,620	–	3,675	–	3,675

Designated at fair value through profit or loss	–	817	–	817	–	–	–	–

	–	6,437	–	6,437	–	3,675	–	3,675

[1]	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 57

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 unobservable inputs for the three and nine months ended July 31, 2021 and July 31, 2020.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at May 1 2021	Total realized and unrealized gains (losses)			Movements		Transfers		Fair value as at July 31 2021	Change in unrealized gains (losses) on instruments still held[5]
		Included in income [1]	Included in OCI	[2,3]	Purchases/ Issuances	Sales/ Settlements [4]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities	$–	$–	$–		$–	$–	$1	$–	$1	$–

Other debt securities	3	–	–		23	–	1	(22)	5	–

	3	–	–		23	–	2	(22)	6	–
Non-trading financial assets at fair value through profit or loss
Securities	662	43	–		38	(15)	–	–	728	31

Loans	3	–	–		–	–	–	–	3	–

	665	43	–		38	(15)	–	–	731	31

Financial assets at fair value through other comprehensive income
Other debt securities	24	–	–		–	–	43	–	67	–

Equity securities	1,479	–	9		124	22	–	–	1,634	9
	$1,503	$–	$9		$124	$22	$43	$–	$1,701	$9

FINANCIAL LIABILITIES

Trading deposits[6]	$(176)	$(5)	$–		$(27)	$10	$–	$11	$(187)	$(5)
Derivatives[7]
Interest rate contracts	(96)	(12)	–		–	13	–	–	(95)	(3)
Foreign exchange contracts	9	(3)	–		–	–	–	–	6	(3)
Equity contracts	(89)	7	–		–	(3)	(3)	(2)	(90)	7

Commodity contracts	11	14	–		–	(3)	–	–	22	13

	(165)	6	–		–	7	(3)	(2)	(157)	14

Financial liabilities designated at fair value through profit or loss	(50)	64	–		(66)	34	–	–	(18)	64

Obligations related to securities sold short	–	–	–		–	–	–	–	–	–

	Fair value as at November 1 2020	Total realized and unrealized gains (losses)			Movements		Transfers		Fair value as at July 31 2021	Change in unrealized gains (losses) on instruments still held[4]
		Included in income [1]	Included in OCI	[2]	Purchases/ Issuances	Sales/ Settlements [3]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities	$16	$2	$–		$–	$(18)	$1	$–	$1	$–

Other debt securities	3	–	–		23	(1)	4	(24)	5	–

	19	2	–		23	(19)	5	(24)	6	–
Non-trading financial assets at fair value through profit or loss
Securities	571	72	–		111	(26)	–	–	728	53

Loans	3	–	–		–	–	–	–	3	–

	574	72	–		111	(26)	–	–	731	53

Financial assets at fair value through other comprehensive income
Other debt securities	20	–	4		–	–	43	–	67	4

Equity securities	1,579	–	19		150	(114)	–	–	1,634	18
	$1,599	$–	$23		$150	$(114)	$43	$–	$1,701	$22

FINANCIAL LIABILITIES

Trading deposits[5]	$(4,649)	$(1,004)	$–		$(776)	$2,604	$(7)	$3,645	$(187)	$(28)
Derivatives[6]
Interest rate contracts	(96)	(9)	–		–	10	–	–	(95)	4
Foreign exchange contracts	2	5	–		–	–	–	(1)	6	5
Equity contracts	(707)	(742)	–		(36)	236	5	1,154	(90)	(656)

Commodity contracts	(18)	41	–		–	(2)	–	1	22	22

	(819)	(705)	–		(36)	244	5	1,154	(157)	(625)

Financial liabilities designated at fair value through profit or loss	(24)	3	–		(206)	209	–	–	(18)	3

Obligations related to securities sold short	–	–	–		–	–	(1)	1	–	–

[1]	Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated Statement of Income.
[2]	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI.
[3]	Includes foreign exchange.
[4]	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
[5]	Issuances and repurchases of trading deposits are reported on a gross basis.
[6]	As at July 31, 2021, consists of derivative assets of $42 million (May 1, 2021 – $28 million; November 1, 2020 – $381 million) and derivative liabilities of $199 million (May 1, 2021 – $193 million; November 1, 2020 – $1,200 million), which have been netted in this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 58

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities

(millions of Canadian dollars)	Fair value as at May 1 2020	Total realized and unrealized gains (losses)		Movements		Transfers		Fair value as at July 31 2020	Change in unrealized gains (losses) on instruments still held[4]
		Included in income[1]	Included in OCI[2]	Purchases/ Issuances	Sales/ Settlements[3]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities	$–	$–	$–	$–	$–	$–	$–	$–	$–

Other debt securities	15	–	–	2	(13)	4	–	8	(1)

	15	–	–	2	(13)	4	–	8	(1)
Non-trading financial assets at fair value through profit or loss
Securities	496	10	–	33	(9)	–	–	530	8

Loans	3	–	–	–	–	–	–	3	–

	499	10	–	33	(9)	–	–	533	8

Financial assets at fair value through other comprehensive income
Other debt securities	20	–	–	–	–	–	–	20	–

Equity securities	1,629	–	(4)	5	(66)	–	–	1,564	(6)

	$1,649	$–	$(4)	$5	$(66)	$–	$–	$1,584	$(6)

FINANCIAL LIABILITIES

Trading deposits[5]	$(4,322)	$(306)	$–	$(580)	$688	$(3)	$–	$(4,523)	$(210)
Derivatives[6]
Interest rate contracts	(97)	(7)	–	–	9	–	–	(95)	(1)
Foreign exchange contracts	13	(9)	–	–	(1)	–	–	3	–
Equity contracts	(531)	(82)	–	(18)	17	–	1	(613)	(81)

Commodity contracts	(63)	38	–	–	12	–	–	(13)	19

	(678)	(60)	–	(18)	37	–	1	(718)	(63)

Financial liabilities designated at fair value through profit or loss	(7)	41	–	(51)	12	–	–	(5)	21

Obligations related to securities sold short	–	–	–	–	(1)	(3)	–	(4)	–

	Fair value as at November 1 2019	Total realized and unrealized gains (losses)		Movements		Transfers		Fair value as at July 31 2020	Change in unrealized gains (losses) on instruments still held[4]
		Included in income[1]	Included in OCI[2]	Purchases/ Issuances	Sales/ Settlements[3]	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities	$8	$–	$–	$–	$(8)	$–	$–	$–	$–

Other debt securities	4	–	–	8	(14)	16	(6)	8	–

	12	–	–	8	(22)	16	(6)	8	–
Non-trading financial assets at fair value through profit or loss
Securities	493	6	–	80	(49)	–	–	530	(9)

Loans	5	–	–	–	(2)	–	–	3	–

	498	6	–	80	(51)	–	–	533	(9)

Financial assets at fair value through other comprehensive income
Other debt securities	24	–	(4)	–	–	–	–	20	–

Equity securities	1,551	–	(23)	26	10	–	–	1,564	(24)

	$1,575	$–	$(27)	$26	$10	$–	$–	$1,584	$(24)

FINANCIAL LIABILITIES

Trading deposits[5]	$(4,092)	$217	$–	$(2,377)	$1,724	$(3)	$8	$(4,523)	$278
Derivatives[6]
Interest rate contracts	(83)	(29)	–	–	17	–	–	(95)	(16)
Foreign exchange contracts	(1)	3	–	–	–	1	–	3	2
Equity contracts	(925)	275	–	(75)	112	(1)	1	(613)	276

Commodity contracts	(17)	(30)	–	–	34	–	–	(13)	(8)

	(1,026)	219	–	(75)	163	–	1	(718)	254

Financial liabilities designated at fair value through profit or loss	(21)	106	–	(156)	66	–	–	(5)	106

Obligations related to securities sold short	–	–	–	–	(1)	(6)	3	(4)	–

[1]	Gains/losses on financial assets and liabilities are recognized within Non-interest income on the Interim Consolidated Statement of Income.
[2]	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI.
[3]	Includes foreign exchange.
[4]	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
[5]	Issuances and repurchases of trading deposits are reported on a gross basis.
[6]

As at July 31, 2020, consists of derivative assets of $372 million (May 1, 2020 – $337 million; November 1, 2019 – $604 million) and derivative liabilities of $1,090 million (May 1, 2020 – $1,015 million; November 1, 2019 – $1,630 million), which have been netted in this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 59

NOTE 5:  SecuRITIES

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at July 31, 2021 and October 31, 2020.

Unrealized Gains (Losses) for Securities at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)							As at
			July 31, 2021				October 31, 2020
	Cost/ amortized cost[1]	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost/ amortized cost[1]	Gross unrealized gains	Gross unrealized (losses)	Fair value
Government and government-related securities
Canadian government debt
Federal	$12,289	$127	$(2)	$12,414	$13,967	$160	$(1)	$14,126
Provinces	17,251	233	(18)	17,466	16,342	181	(21)	16,502
U.S. federal, state, municipal governments, and agencies debt	23,115	138	(8)	23,245	32,875	192	(33)	33,034
Other OECD government guaranteed debt	7,645	22	(1)	7,666	10,720	39	(3)	10,756

Mortgage-backed securities	2,105	7	–	2,112	3,855	11	(1)	3,865

	62,405	527	(29)	62,903	77,759	583	(59)	78,283
Other debt securities
Asset-backed securities	6,799	32	(8)	6,823	10,051	26	(71)	10,006

Corporate and other debt	8,414	77	(7)	8,484	9,853	79	(37)	9,895

	15,213	109	(15)	15,307	19,904	105	(108)	19,901

Total debt securities	77,618	636	(44)	78,210	97,663	688	(167)	98,184
Equity securities
Common shares	3,885	256	(54)	4,087	2,641	26	(280)	2,387

Preferred shares	461	26	(40)	447	303	–	(91)	212

	4,346	282	(94)	4,534	2,944	26	(371)	2,599
Total securities at fair value through other comprehensive income	$81,964	$918	$(138)	$82,744	$100,607	$714	$(538)	$100,783

[1]	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.

Equity Securities Designated at Fair Value Through Other Comprehensive Income

The Bank designated certain equity securities shown in the following table as equity securities at FVOCI. The designation was made because the investments are held for purposes other than trading.

Equity Securities Designated at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)		As at	For the three months ended		For the nine months ended
	July 31, 2021	October 31, 2020	July 31, 2021	July 31, 2020	July 31, 2021	July 31, 2020
	Fair value		Dividend income recognized		Dividend income recognized
Common shares	$4,087	$2,387	$36	$21	$106	$72

Preferred shares	447	212	5	3	12	10
Total	$4,534	$2,599	$41	$24	$118	$82

The Bank disposed of equity securities in line with the Bank’s investment strategy with a fair value of $21 million and $80 million during the three and nine months ended July 31, 2021, respectively (three and nine months ended July 31, 2020 – $7 million and $35 million, respectively). The Bank realized a cumulative gain of nil and $2 million during the three and nine months ended July 31, 2021, respectively (cumulative loss of nil and $6 million during the three and nine months ended July 31, 2020, respectively) on disposal of these equity securities and recognized dividend income of $1 million during the three and nine months ended July 31, 2021 (three and nine months ended July 31, 2020 – nil).

Securities Net Realized Gains (Losses)

The following table summarizes the net realized gains and losses for the three and nine months ended July 31, 2021 and July 31, 2020.

Securities Net Realized Gains (Losses)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31 2021	July 31 2020	July 31 2021	July 31 2020
Debt securities at amortized cost	$–	$4	$(61)	$4

Debt securities at fair value through other comprehensive income	30	6	64	4
Total	$30	$10	$3	$8

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 60

Credit Quality of Debt Securities

The Bank evaluates non-retail credit risk on an individual borrower basis, using both a borrower risk rating and facility risk rating, as detailed in the shaded area of the “Managing Risk” section of the 2020 MD&A. This system is used to assess all non-retail exposures, including debt securities.

The following table provides the gross carrying amounts of debt securities measured at amortized cost and debt securities at FVOCI by internal risk ratings for credit risk management purposes, presenting separately those debt securities that are subject to Stage 1, Stage 2, and Stage 3 allowances. Refer to the “Allowance for Credit Losses” table in Note 6 for details regarding the allowance and provision for credit losses on debt securities.

Debt Securities by Risk Ratings

(millions of Canadian dollars)										As at
	July 31, 2021					October 31, 2020
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Debt securities
Investment grade	$326,115	$–	$	n/a	$326,115	$322,842	$–	$	n/a	$322,842
Non-Investment grade	2,307	68		n/a	2,375	2,762	244		n/a	3,006
Watch and classified	n/a	32		n/a	32	n/a	17		n/a	17

Default	n/a	n/a		–	–	n/a	n/a		–	–

Total debt securities	$328,422	$100		$–	$328,522	$325,604	$261		$–	$325,865

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 61

NOTE 6:  LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

The following table provides the gross carrying amounts of loans and credit risk exposures on loan commitments and financial guarantee contracts by internal risk ratings for credit risk management purposes, presenting separately those that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Loans and Acceptances by Risk Ratings

(millions of Canadian dollars)										As at
	July 31, 2021					October 31, 2020
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Residential mortgages[1,2,3]
Low Risk	$202,987	$3,606	$	n/a	$206,593	$169,710	$3,125	$	n/a	$172,835
Normal Risk	39,068	9,470		n/a	48,538	56,663	9,938		n/a	66,601
Medium Risk	–	4,681		n/a	4,681	–	7,690		n/a	7,690
High Risk	–	2,880		279	3,159	–	4,120		443	4,563

Default	n/a	n/a		485	485	n/a	n/a		530	530

Total	242,055	20,637		764	263,456	226,373	24,873		973	252,219

Allowance for loan losses	23	190		60	273	32	205		65	302

Loans, net of allowance	242,032	20,447		704	263,183	226,341	24,668		908	251,917
Consumer instalment and other personal[4]
Low Risk	90,500	1,319		n/a	91,819	77,178	1,199		n/a	78,377
Normal Risk	62,128	1,192		n/a	63,320	59,349	1,360		n/a	60,709
Medium Risk	18,568	4,540		n/a	23,108	28,094	3,631		n/a	31,725
High Risk	1,109	7,316		398	8,823	3,700	9,940		638	14,278

Default	n/a	n/a		420	420	n/a	n/a		371	371

Total	172,305	14,367		818	187,490	168,321	16,130		1,009	185,460

Allowance for loan losses	522	951		145	1,618	567	1,265		187	2,019

Loans, net of allowance	171,783	13,416		673	185,872	167,754	14,865		822	183,441
Credit card
Low Risk	5,245	23		n/a	5,268	3,916	49		n/a	3,965
Normal Risk	9,556	51		n/a	9,607	7,027	129		n/a	7,156
Medium Risk	8,996	1,233		n/a	10,229	10,431	804		n/a	11,235
High Risk	476	4,903		141	5,520	3,493	6,180		206	9,879

Default	n/a	n/a		68	68	n/a	n/a		99	99

Total	24,273	6,210		209	30,692	24,867	7,162		305	32,334

Allowance for loan losses	658	1,079		156	1,893	624	1,726		204	2,554

Loans, net of allowance	23,615	5,131		53	28,799	24,243	5,436		101	29,780
Business and government[1,2,3,5,6]
Investment grade or Low/Normal Risk	115,577	399		n/a	115,976	120,106	250		n/a	120,356
Non-Investment grade or Medium Risk	123,524	12,408		n/a	135,932	126,509	11,818		n/a	138,327
Watch and classified or High Risk	117	12,290		91	12,498	890	12,567		120	13,577

Default	n/a	n/a		930	930	n/a	n/a		982	982

Total	239,218	25,097		1,021	265,336	247,505	24,635		1,102	273,242

Allowance for loan and acceptances losses	1,108	1,562		357	3,027	1,321	1,706		388	3,415

Loans and acceptances, net of allowance	238,110	23,535		664	262,309	246,184	22,929		714	269,827
Total loans and acceptances[5,7]	677,851	66,311		2,812	746,974	667,066	72,800		3,389	743,255

Total Allowance for loan losses[7,8]	2,311	3,782		718	6,811	2,544	4,902		844	8,290
Total loans and acceptances, net of allowance[5,7]	$675,540	$62,529		$2,094	$740,163	$664,522	$67,898		$2,545	$734,965

[1]

As at July 31, 2021, impaired loans with a balance of $96 million (October 31, 2020 – $111 million) did not have a related allowance for loan losses, as the realizable value of the collateral exceeded the loan amount.

[2]

As at July 31, 2021, excludes trading loans and non-trading loans at FVTPL with a fair value of $13 billion (October 31, 2020 – $13 billion) and $3 billion (October 31, 2020 – $4 billion), respectively.

[3]	As at July 31, 2021, includes insured mortgages of $83 billion (October 31, 2020 – $86 billion).
[4]	As at July 31, 2021, includes Canadian government-insured real estate personal loans of $10 billion (October 31, 2020 – $12 billion).
[5]	As at July 31, 2021, includes loans that are measured at FVOCI of $2 billion (October 31, 2020 – $3 billion) and customers’ liability under acceptances of $19 billion (October 31, 2020 – $15 billion).
[6]

As at July 31, 2021, includes loans guaranteed by government agencies of $28 billion (October 31, 2020 – $27 billion), which are primarily classified in Non-Investment grade or a lower risk rating based on the borrowers’ credit risk.

[7]

As at July 31, 2021, Stage 3 includes acquired credit-impaired (ACI) loans of $161 million (October 31, 2020 – $232 million) and a related allowance for loan losses of $5 million (October 31, 2020 – $10 million), which have been included in the “Default” risk rating category as they were impaired at acquisition.

[8]	Includes allowance for loan losses related to loans that are measured at FVOCI of nil as at July 31, 2021 (October 31, 2020 – $1 million).

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 62

Loans and Acceptances by Risk Ratings (Continued) – Off-Balance Sheet Credit Instruments1

(millions of Canadian dollars)										As at
	July 31, 2021					October 31, 2020
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Retail Exposures[2]
Low Risk	$219,943	$210	$	n/a	$220,153	$200,226	$724	$	n/a	$200,950
Normal Risk	79,239	433		n/a	79,672	78,448	1,124		n/a	79,572
Medium Risk	15,010	441		n/a	15,451	35,187	1,444		n/a	36,631
High Risk	947	1,137		–	2,084	2,004	3,025		–	5,029
Default	n/a	n/a		–	–	n/a	n/a		–	–
Non-Retail Exposures[3]
Investment grade	193,595	–		n/a	193,595	194,182	–		n/a	194,182
Non-Investment grade	78,186	6,399		n/a	84,585	76,280	6,553		n/a	82,833
Watch and classified	38	5,301		–	5,339	18	4,416		–	4,434

Default	n/a	n/a		85	85	n/a	n/a		144	144
Total off-balance sheet credit instruments	586,958	13,921		85	600,964	586,345	17,286		144	603,775
Allowance for off-balance sheet credit instruments	374	515		10	899	381	672		34	1,087
Total off-balance sheet credit instruments, net of allowance	$586,584	$13,406		$75	$600,065	$585,964	$16,614		$110	$602,688

[1]	Exclude mortgage commitments.
[2]

As at July 31, 2021, includes $316 billion (October 31, 2020 – $321 billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

[3]	As at July 31, 2021, includes $48 billion (October 31, 2020 – $43 billion) of the undrawn component of uncommitted credit and liquidity facilities.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 63

The following table provides details on the Bank’s allowance for credit losses as at and for the three and nine months ended July 31, 2021 and July 31, 2020.

Allowance for Credit Losses

(millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs, net of recoveries	Foreign exchange, disposals, and other adjustments	Balance at end of period	Balance at beginning of period	Provision for credit losses	Write- offs, net of recoveries	Foreign exchange, disposals, and other adjustments	Balance at end of period
	For the three months ended
	July 31, 2021					July 31, 2020
Residential mortgages	$245	$29	$(1)	$–	$273	$152	$169	$(5)	$(4)	$312
Consumer instalment and other personal	1,816	(33)	(101)	14	1,696	1,939	545	(273)	(38)	2,173
Credit card	2,563	18	(161)	25	2,445	3,000	611	(336)	(83)	3,192

Business and government	3,345	(51)	(22)	24	3,296	2,825	868	(61)	(89)	3,543
Total allowance for loan losses, including off-balance sheet instruments	7,969	(37)	(285)	63	7,710	7,916	2,193	(675)	(214)	9,220
Debt securities at amortized cost	2	–	–	–	2	2	1	–	(1)	2

Debt securities at FVOCI	4	–	–	–	4	11	(6)	–	–	5
Total allowance for credit losses on debt securities	6	–	–	–	6	13	(5)	–	(1)	7
Total allowance for credit losses	$7,975	$(37)	$(285)	$63	$7,716	$7,929	$2,188	$(675)	$(215)	$9,227
Comprising:
Allowance for credit losses on loans at amortized cost	$6,998				$6,811	$6,925				$8,133
Allowance for credit losses on loans at FVOCI	1				–	–				–

Allowance for loan losses	6,999				6,811	6,925				8,133

Allowance for off-balance sheet instruments	970				899	991				1,087
Allowance for credit losses on debt securities	6				6	13				7

	For the nine months ended
	July 31, 2021					July 31, 2020
Residential mortgages	$302	$(14)	$(8)	$(7)	$273	$110	$220	$(19)	$1	$312
Consumer instalment and other personal	2,112	70	(426)	(60)	1,696	1,309	1,695	(824)	(7)	2,173
Credit card	3,184	(29)	(575)	(135)	2,445	1,929	2,386	(1,112)	(11)	3,192

Business and government	3,779	(126)	(188)	(169)	3,296	1,684	2,020	(137)	(24)	3,543
Total allowance for loan losses, including off-balance sheet instruments	9,377	(99)	(1,197)	(371)	7,710	5,032	6,321	(2,092)	(41)	9,220
Debt securities at amortized cost	2	–	–	–	2	1	2	–	(1)	2

Debt securities at FVOCI	5	(2)	–	1	4	3	2	–	–	5
Total allowance for credit losses on debt securities	7	(2)	–	1	6	4	4	–	(1)	7
Total allowance for credit losses	$9,384	$(101)	$(1,197)	$(370)	$7,716	$5,036	$6,325	$(2,092)	$(42)	$9,227
Comprising:
Allowance for credit losses on loans at amortized cost	$8,289				$6,811	$4,447				$8,133
Allowance for credit losses on loans at FVOCI	1				–	–				–

Allowance for loan losses	8,290				6,811	4,447				8,133

Allowance for off-balance sheet instruments	1,087				899	585				1,087
Allowance for credit losses on debt securities	7				6	4				7

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 64

The following table provides details on the Bank’s allowance for loan losses by stage as at and for the three months ended July 31, 2021 and July 31, 2020.

Allowance for Loan Losses by Stage

(millions of Canadian dollars)	For the three months ended
	July 31, 2021				July 31, 2020
	Stage 1	Stage 2	Stage 3 [1]	Total	Stage 1	Stage 2	Stage 3 [1]	Total
Residential Mortgages
Balance at beginning of period	$23	$166	$56	$245	$37	$56	$59	$152
Provision for credit losses
Transfer to Stage 1[2]	40	(39)	(1)	–	16	(16)	–	–
Transfer to Stage 2	(15)	18	(3)	–	(19)	21	(2)	–
Transfer to Stage 3	–	(5)	5	–	–	(3)	3	–
Net remeasurement due to transfers into stage[3]	(6)	3	–	(3)	(5)	18	–	13
New originations or purchases[4]	11	n/a	n/a	11	4	n/a	n/a	4
Net repayments[5]	–	(1)	–	(1)	–	–	–	–
Derecognition of financial assets (excluding disposals and write-offs)[6]	(1)	(9)	(7)	(17)	(1)	(2)	(3)	(6)
Changes to risk, parameters, and models[7]	(28)	56	11	39	3	135	20	158
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(3)	(3)	–	–	(6)	(6)
Recoveries	–	–	2	2	–	–	1	1
Foreign exchange and other adjustments	(1)	1	–	–	(1)	(2)	(1)	(4)
Balance at end of period	$23	$190	$60	$273	$34	$207	$71	$312
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$587	$1,082	$147	$1,816	$863	$860	$216	$1,939
Provision for credit losses
Transfer to Stage 1[2]	319	(315)	(4)	–	133	(130)	(3)	–
Transfer to Stage 2	(46)	60	(14)	–	(127)	143	(16)	–
Transfer to Stage 3	(1)	(43)	44	–	(2)	(37)	39	–
Net remeasurement due to transfers into stage[3]	(72)	46	3	(23)	(58)	116	2	60
New originations or purchases[4]	57	n/a	n/a	57	77	n/a	n/a	77
Net repayments[5]	(26)	(22)	(3)	(51)	(23)	(15)	(2)	(40)
Derecognition of financial assets (excluding disposals and write-offs)[6]	(29)	(40)	(9)	(78)	(24)	(19)	(7)	(50)
Changes to risk, parameters, and models[7]	(245)	228	79	62	(45)	262	281	498
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(181)	(181)	–	–	(339)	(339)
Recoveries	–	–	80	80	–	–	66	66
Foreign exchange and other adjustments	5	6	3	14	(19)	(14)	(5)	(38)
Balance, including off-balance sheet instruments, at end of period	549	1,002	145	1,696	775	1,166	232	2,173
Less: Allowance for off-balance sheet instruments[8]	27	51	–	78	30	62	–	92
Balance at end of period	$522	$951	$145	$1,618	$745	$1,104	$232	$2,081
Credit Card[9]
Balance, including off-balance sheet instruments, at beginning of period	$852	$1,517	$194	$2,563	$1,127	$1,530	$343	$3,000
Provision for credit losses
Transfer to Stage 1[2]	422	(415)	(7)	–	326	(315)	(11)	–
Transfer to Stage 2	(49)	63	(14)	–	(166)	186	(20)	–
Transfer to Stage 3	(2)	(147)	149	–	(6)	(214)	220	–
Net remeasurement due to transfers into stage[3]	(111)	72	2	(37)	(88)	247	4	163
New originations or purchases[4]	36	n/a	n/a	36	55	n/a	n/a	55
Net repayments[5]	(36)	(10)	4	(42)	(57)	(5)	8	(54)
Derecognition of financial assets (excluding disposals and write-offs)[6]	(15)	(33)	(68)	(116)	(76)	(79)	(85)	(240)
Changes to risk, parameters, and models[7]	(233)	356	54	177	17	448	222	687
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(236)	(236)	–	–	(414)	(414)
Recoveries	–	–	75	75	–	–	78	78
Foreign exchange and other adjustments	8	14	3	25	(32)	(39)	(12)	(83)
Balance, including off-balance sheet instruments, at end of period	872	1,417	156	2,445	1,100	1,759	333	3,192
Less: Allowance for off-balance sheet instruments[8]	214	338	–	552	256	406	–	662
Balance at end of period	$658	$1,079	$156	$1,893	$844	$1,353	$333	$2,530
[1]	Includes allowance for loan losses related to ACI loans.
[2]	Transfers represent stage transfer movements prior to ECL remeasurement.
[3]

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank’s 2020 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

[4]	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
[5]	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
[6]	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
[7]

Represents the changes in the allowance related to current period changes in risk (e.g., Probability of Default (PD)) caused by changes to macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward Looking Information” and “Expert Credit Judgment” sections of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank’s 2020 Annual Consolidated Financial Statements for further details.

[8]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
[9]

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2020 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 65

Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars)	For the three months ended
	July 31, 2021				July 31, 2020
	Stage 1	Stage 2	Stage 3 [1]	Total	Stage 1	Stage 2	Stage 3 [1]	Total
Business and Government[2]
Balance, including off-balance sheet instruments, at beginning of period	$1,287	$1,689	$369	$3,345	$1,105	$1,191	$529	$2,825
Provision for credit losses
Transfer to Stage 1[3]	138	(137)	(1)	–	64	(61)	(3)	–
Transfer to Stage 2	(137)	139	(2)	–	(144)	147	(3)	–
Transfer to Stage 3	(1)	(25)	26	–	(3)	(22)	25	–
Net remeasurement due to transfers into stage[3]	(31)	27	–	(4)	(22)	84	2	64
New originations or purchases[3]	316	n/a	n/a	316	259	n/a	n/a	259
Net repayments[3]	(17)	(23)	(7)	(47)	(22)	(15)	(28)	(65)
Derecognition of financial assets (excluding disposals and write-offs)[3]	(228)	(198)	(89)	(515)	(121)	(147)	(32)	(300)
Changes to risk, parameters, and models[3]	(100)	205	94	199	308	382	220	910
Disposals	–	–	(4)	(4)	–	–	–	–
Write-offs	–	–	(34)	(34)	–	–	(70)	(70)
Recoveries	–	–	12	12	–	–	9	9
Foreign exchange and other adjustments	14	11	3	28	(33)	(29)	(27)	(89)
Balance, including off-balance sheet instruments, at end of period	1,241	1,688	367	3,296	1,391	1,530	622	3,543
Less: Allowance for off-balance sheet instruments[4]	133	126	10	269	173	124	36	333
Balance at end of period	1,108	1,562	357	3,027	1,218	1,406	586	3,210
Total Allowance, including off-balance sheet instruments, at end of period	2,685	4,297	728	7,710	3,300	4,662	1,258	9,220
Less: Total Allowance for off-balance sheet instruments	374	515	10	899	459	592	36	1,087
Total Allowance for Loan Losses at end of period	$2,311	$3,782	$718	$6,811	$2,841	$4,070	$1,222	$8,133
[1]	Includes allowance for loan losses related to ACI loans.
[2]	Includes allowance for loan losses related to customers’ liability under acceptances.
[3]	For explanations regarding this line item, refer to the “Allowance for Loan Losses” table on the previous page in this Note.
[4]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 66

The following table provides details on the Bank’s allowance for loan losses by stage as at and for the nine months ended July 31, 2021 and July 31, 2020.

Allowance for Loan Losses by Stage

(millions of Canadian dollars)	For the nine months ended
	July 31, 2021				July 31, 2020
	Stage 1	Stage 2	Stage 3 [1]	Total	Stage 1	Stage 2	Stage 3 [1]	Total
Residential Mortgages
Balance at beginning of period	$32	$205	$65	$302	$28	$26	$56	$110
Provision for credit losses
Transfer to Stage 1[2]	92	(90)	(2)	–	26	(26)	–	–
Transfer to Stage 2	(33)	47	(14)	–	(23)	31	(8)	–
Transfer to Stage 3	–	(12)	12	–	–	(9)	9	–
Net remeasurement due to transfers into stage[3]	(16)	8	–	(8)	(10)	24	–	14
New originations or purchases[4]	16	n/a	n/a	16	13	n/a	n/a	13
Net repayments[5]	(4)	(3)	–	(7)	–	–	–	–
Derecognition of financial assets (excluding disposals and write-offs)[6]	(5)	(28)	(47)	(80)	(3)	(4)	(13)	(20)
Changes to risk, parameters, and models[7]	(57)	69	53	65	2	166	45	213
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(11)	(11)	–	–	(22)	(22)
Recoveries	–	–	3	3	–	–	3	3
Foreign exchange and other adjustments	(2)	(6)	1	(7)	1	(1)	1	1
Balance at end of period	$23	$190	$60	$273	$34	$207	$71	$312
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$595	$1,330	$187	$2,112	$717	$417	$175	$1,309
Provision for credit losses
Transfer to Stage 1[2]	952	(943)	(9)	–	267	(253)	(14)	–
Transfer to Stage 2	(113)	158	(45)	–	(299)	342	(43)	–
Transfer to Stage 3	(6)	(148)	154	–	(9)	(113)	122	–
Net remeasurement due to transfers into stage[3]	(282)	125	7	(150)	(113)	326	9	222
New originations or purchases[4]	163	n/a	n/a	163	254	n/a	n/a	254
Net repayments[5]	(76)	(76)	(11)	(163)	(67)	(37)	(8)	(112)
Derecognition of financial assets (excluding disposals and write-offs)[6]	(69)	(119)	(28)	(216)	(67)	(40)	(18)	(125)
Changes to risk, parameters, and models[7]	(597)	709	324	436	93	529	834	1,456
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(672)	(672)	–	–	(1,027)	(1,027)
Recoveries	–	–	246	246	–	–	203	203
Foreign exchange and other adjustments	(18)	(34)	(8)	(60)	(1)	(5)	(1)	(7)
Balance, including off-balance sheet instruments, at end of period	549	1,002	145	1,696	775	1,166	232	2,173
Less: Allowance for off-balance sheet instruments[8]	27	51	–	78	30	62	–	92
Balance at end of period	$522	$951	$145	$1,618	$745	$1,104	$232	$2,081
Credit Card[9]
Balance, including off-balance sheet instruments, at beginning of period	$799	$2,181	$204	$3,184	$934	$673	$322	$1,929
Provision for credit losses
Transfer to Stage 1[2]	1,185	(1,168)	(17)	–	623	(600)	(23)	–
Transfer to Stage 2	(132)	175	(43)	–	(377)	425	(48)	–
Transfer to Stage 3	(6)	(502)	508	–	(16)	(481)	497	–
Net remeasurement due to transfers into stage[3]	(390)	204	7	(179)	(198)	572	19	393
New originations or purchases[4]	89	n/a	n/a	89	145	n/a	n/a	145
Net repayments[5]	(97)	(19)	16	(100)	(5)	4	29	28
Derecognition of financial assets (excluding disposals and write-offs)[6]	(39)	(105)	(167)	(311)	(130)	(141)	(250)	(521)
Changes to risk, parameters, and models[7]	(500)	738	234	472	121	1,325	895	2,341
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(806)	(806)	–	–	(1,352)	(1,352)
Recoveries	–	–	231	231	–	–	240	240
Foreign exchange and other adjustments	(37)	(87)	(11)	(135)	3	(18)	4	(11)
Balance, including off-balance sheet instruments, at end of period	872	1,417	156	2,445	1,100	1,759	333	3,192
Less: Allowance for off-balance sheet instruments[8]	214	338	–	552	256	406	–	662
Balance at end of period	$658	$1,079	$156	$1,893	$844	$1,353	$333	$2,530

[1]	Includes allowance for loan losses related to ACI loans.
[2]	Transfers represent stage transfer movements prior to ECL remeasurement.
[3]

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank’s 2020 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

[4]	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
[5]	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
[6]	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
[7]

Represents the changes in the allowance related to current period changes in risk (e.g., PD) caused by changes to macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward Looking Information” and “Expert Credit Judgment” sections of Note 2, Summary of Significant Accounting Policies and Note 3, Significant Accounting Judgments, Estimates and Assumptions of the Bank’s 2020 Annual Consolidated Financial Statements for further details.

[8]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
[9]

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2020 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 67

Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars)	For the nine months ended
	July 31, 2021				July 31, 2020
	Stage 1	Stage 2	Stage 3 [1]	Total	Stage 1	Stage 2	Stage 3 [1]	Total
Business and Government[2]
Balance, including off-balance sheet instruments, at beginning of period	$1,499	$1,858	$422	$3,779	$736	$740	$208	$1,684
Provision for credit losses
Transfer to Stage 1[3]	368	(364)	(4)	–	142	(137)	(5)	–
Transfer to Stage 2	(399)	408	(9)	–	(281)	292	(11)	–
Transfer to Stage 3	(4)	(90)	94	–	(13)	(99)	112	–
Net remeasurement due to transfers into stage[3]	(88)	104	(2)	14	(54)	186	(3)	129
New originations or purchases[3]	877	n/a	n/a	877	578	n/a	n/a	578
Net repayments[3]	(23)	(92)	(74)	(189)	(34)	(34)	(46)	(114)
Derecognition of financial assets (excluding disposals and write-offs)[3]	(608)	(566)	(263)	(1,437)	(288)	(307)	(151)	(746)
Changes to risk, parameters, and models[3]	(315)	509	415	609	608	891	674	2,173
Disposals	–	–	(4)	(4)	–	–	–	–
Write-offs	–	–	(225)	(225)	–	–	(175)	(175)
Recoveries	–	–	37	37	–	–	38	38
Foreign exchange and other adjustments	(66)	(79)	(20)	(165)	(3)	(2)	(19)	(24)
Balance, including off-balance sheet instruments, at end of period	1,241	1,688	367	3,296	1,391	1,530	622	3,543
Less: Allowance for off-balance sheet instruments[4]	133	126	10	269	173	124	36	333
Balance at end of period	1,108	1,562	357	3,027	1,218	1,406	586	3,210
Total Allowance, including off-balance sheet instruments, at end of period	2,685	4,297	728	7,710	3,300	4,662	1,258	9,220
Less: Total Allowance for off-balance sheet instruments	374	515	10	899	459	592	36	1,087
Total Allowance for Loan Losses at end of period	$2,311	$3,782	$718	$6,811	$2,841	$4,070	$1,222	$8,133

[1]	Includes allowance for loan losses related to ACI loans.
[2]	Includes allowance for loan losses related to customers’ liability under acceptances.
[3]	For explanations regarding this line item, refer to the “Allowance for Loan Losses” table on the previous page in this Note.
[4]	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

The allowance for loan losses on all remaining financial assets is not significant.

FORWARD-LOOKING INFORMATION

Relevant macroeconomic factors are incorporated in risk parameters as appropriate. Additional risk factors that are industry or segment specific are also incorporated, where relevant. The key macroeconomic variables used in determining ECLs include regional unemployment rates for all retail exposures and regional housing price indices for residential mortgages and home equity lines of credit. For business and government loans, the key macroeconomic variables include gross domestic product (GDP), unemployment rates, interest rates, and credit spreads.

Forward-looking macroeconomic forecasts are generated by TD Economics as part of the ECL process: A base economic forecast is accompanied with upside and downside estimates of realistically possible economic conditions. All macroeconomic forecasts are updated quarterly for each variable on a regional basis where applicable and incorporated as relevant into the quarterly modelling of base, upside and downside risk parameters used in the calculation of ECL scenarios and probability-weighted ECLs. Since the second quarter of 2020, macroeconomic variables for the downside scenario were based on plausible scenario analyses of COVID-19 impacts, given the lack of comparable historical data for a shock of this nature. Starting in the first quarter of 2021, the upside scenario was based on plausible scenario analyses of a more rapid recovery from the COVID-19 shock.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 68

Macroeconomic Variables

Select macroeconomic variables are projected over the forecast period. The following table represents the average values of the macroeconomic variables over the four calendar quarters starting with the current quarter, and the remaining 4-year forecast period for the base forecast and upside and downside scenarios used in determining the Bank’s ECLs as at July 31, 2021. As the forecast period increases, information about the future becomes less readily available and projections are anchored on assumptions around structural relationships between economic parameters that are inherently much less certain. Compared with the prior quarter’s forecast, the overall base forecast has been upgraded, reflecting greater economic resilience, additional fiscal supports and a faster normalization of economic activity and lower expected unemployment rates. This was tempered by a more conservative downside scenario forecast, reflective of uncertainty associated with virus variants, and other factors such as continued supply chain concerns.

Macroeconomic Variables
	Base Forecast						Upside Scenario		Downside Scenario
	Calendar Quarters[1]				Average Q3 2021- Q2 2022[2]	Remaining 4-year period[2]	Average Q3 2021- Q2 2022[2]	Remaining 4-year period[2]	Average Q3 2021- Q2 2022[2]	Remaining 4-year period[2]
	Q3 2021	Q4 2021	Q1 2022	Q2 2022
Unemployment rate
Canada	6.6%	6.3%	6.1%	6.0%	6.3%	5.7%	6.1%	5.3%	8.1%	7.5%
United States	5.5	4.8	4.3	3.9	4.6	3.6	4.5	3.2	6.2	5.0
Real GDP
Canada	8.0	6.1	4.0	3.8	5.5	1.9	6.5	1.8	1.2	2.6
United States	7.3	5.6	3.0	2.8	6.5	2.1	7.6	2.0	3.1	2.6
Home prices
Canada (average existing price)[3]	1.2	(3.4)	0.7	1.0	5.2	1.2	5.7	1.7	0.8	0.6
United States (CoreLogic HPI)[4]	6.0	5.0	4.3	4.1	7.9	3.3	8.7	4.2	4.3	2.8
Central bank policy interest rate
Canada	0.25	0.25	0.25	0.25	0.25	1.42	0.31	1.77	0.25	0.77
United States	0.25	0.25	0.25	0.25	0.25	1.56	0.31	1.92	0.25	0.91
U.S. 10-year treasury yield	1.73	1.95	2.05	2.15	1.97	2.38	2.24	2.53	1.62	2.04
U.S. 10-year BBB spread (%-pts)	1.30	1.45	1.60	1.75	1.53	1.80	1.47	1.72	1.66	1.82

Exchange rate (U.S. dollar/Canadian dollar)	$0.83	$0.83	$0.82	$0.81	$0.82	$0.79	$0.83	$0.79	$0.80	$0.78

[1]	Quarterly figures for real GDP and home prices are presented as the quarter on quarter change, seasonally adjusted annualized rate.
[2]	The numbers represent average values for the quoted periods, and average of year-on-year growth for real GDP and home prices.
[3]	The average home price is the average transacted sale price of homes sold via the Multiple Listing Service; data is collected by the Canadian Real Estate Association.
[4]	The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.

SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES

ECLs are sensitive to the inputs used in internally developed models, the macroeconomic variables in the forward-looking forecasts and respective probability weightings in determining the probability-weighted ECLs, and other factors considered when applying expert credit judgment. Changes in these inputs, assumptions, models, and judgments would affect the assessment of significant increase in credit risk and the measurement of ECLs.

The following table presents the base ECL scenario compared to the probability-weighted ECLs, with the latter derived from three ECL scenarios for performing loans and off-balance sheet instruments. The difference reflects the impact of deriving multiple scenarios around the base ECLs and resultant change in ECLs due to non-linearity and sensitivity to using macroeconomic forecasts.

Change from Base to Probability-Weighted ECLs
(millions of Canadian dollars, except as noted)		As at
	July 31, 2021	October 31, 2020
Probability-weighted ECLs	$6,982	$8,500

Base ECLs	6,767	8,157
Difference – in amount	$215	$343
Difference – in percentage	3.1%	4.0%

ECLs for performing loans and off-balance sheet instruments consist of an aggregate amount of Stage 1 and Stage 2 probability-weighted ECLs which are twelve-month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage 2 ECLs result from a significant increase in credit risk since initial recognition of the loan.

The following table shows the estimated impact of staging on ECLs by presenting all performing loans and off-balance sheet instruments calculated using twelve-month ECLs compared to the current aggregate probability-weighted ECLs, holding all risk profiles constant.

Incremental Lifetime ECLs Impact
(millions of Canadian dollars)		As at
	July 31, 2021	October 31, 2020
Aggregate Stage 1 and 2 probability-weighted ECLs	$6,982	$8,500

All performing loans and off-balance sheet instruments using 12-month ECLs	5,152	6,482
Incremental lifetime ECLs impact	$1,830	$2,018

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 69

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $59 million as at July 31, 2021 (October 31, 2020 – $77 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date.

The following table summarizes loans that are past due but not impaired. Loans less than 31 days contractually past due are excluded as they do not generally reflect a borrower’s ability to meet their payment obligations.

Loans Past Due but not Impaired[1,2,3]
(millions of Canadian dollars)						As at
	July 31, 2021			October 31, 2020
	31-60 days	61-89 days	Total	31-60 days	61-89 days	Total
Residential mortgages	$197	$61	$258	$221	$64	$285
Consumer instalment and other personal	456	152	608	590	200	790
Credit card	171	104	275	218	149	367

Business and government	966	107	1,073	723	329	1,052
Total	$1,790	$424	$2,214	$1,752	$742	$2,494

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]	Includes loans that are measured at FVOCI.
[3]

Loans deferred under a bank-led COVID-19 relief program are not considered past due. Where such loans were already past due, they are not aged further during the deferral period. Aging for deferred loans commences subsequent to the deferral period.

MODIFIED FINANCIAL ASSETS

To provide financial relief to customers affected by the economic consequences of COVID-19, the Bank is offering certain relief programs, including payment deferral options. Gains and losses resulting from these modifications were insignificant.

TRANSFERS OF FINANCIAL ASSETS QUALIFYING FOR DERECOGNITION

Canada Emergency Business Account Program

Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada as the Government of Canada’s agent, the Bank provided eligible business banking customers with an interest-free, partially forgivable loan of up to $60,000 until December 31, 2022. If the loan is not repaid by December 31, 2022, it will be extended for an additional 3-year term bearing an interest rate of 5% per annum. The application window for new CEBA loans and expansion requests closed June 30, 2021. As of July 31, 2021, the Bank had provided approximately 211,000 customers (October 31, 2020 – 184,000) with CEBA loans and had funded approximately $11.5 billion (October 31, 2020 – $7.3 billion) in loans under the program.

NOTE 7:  INVESTMENT IN ASSOCIATES AND JOINT VENTURES

INVESTMENT IN THE CHARLES SCHWAB CORPORATION

The Bank has significant influence over The Charles Schwab Corporation (“Schwab”) and the ability to participate in the financial and operating policy-making decisions of Schwab through a combination of the Bank’s ownership, board representation and the insured deposit account agreement between the Bank and Schwab (the “Schwab IDA Agreement”). As such, the Bank accounts for its investment in Schwab using the equity method. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month lag. The Bank takes into account changes in the subsequent period that would significantly affect the results.

As at July 31, 2021, the Bank’s reported investment in Schwab was 13.43% (October 31, 2020 – 13.51%) of the outstanding voting and non-voting common shares of Schwab with a fair value of $21 billion (US$17 billion) (October 31, 2020 – $14 billion (US$10 billion)) based on the closing price of US$67.95 (October 31, 2020 – US$41.11) on the New York Stock Exchange.

The Bank and Schwab are party to a stockholder agreement (the “Stockholder Agreement”) under which the Bank has the right to designate two members of Schwab’s Board of Directors and has representation on two Board Committees, subject to the Bank meeting certain conditions. The Bank’s designated directors currently are the Bank’s Group President and Chief Executive Officer and the Bank’s Chair of the Board. Under the Stockholder Agreement, the Bank is not permitted to own more than 9.9% voting common shares of Schwab, and the Bank is subject to customary standstill restrictions and, subject to certain exceptions, transfer restrictions.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 70

The condensed financial statements of Schwab, based on its published consolidated financial statements, are included in the following tables. The carrying value of the Bank’s investment in Schwab of $11.2 billion as at July 31, 2021 (October 31, 2020 – $12.2 billion) represents the Bank’s share of Schwab’s stockholders’ equity, adjusted for goodwill, other intangibles, and cumulative translation adjustment. The Bank’s share of net income from its investment in Schwab of $170 million and $561 million during the three and nine months ended July 31, 2021, respectively (three and nine months ended July 31, 2020 – n/a), reflects adjustments relating to the after-tax amortization of certain intangibles.

Condensed Consolidated Balance Sheet
(millions of Canadian dollars)	As at
June 30 2021
Assets
Receivables from brokerage clients, net	$102,609
Available for sale securities	448,664
Other assets	165,513
Total assets	$716,786
Liabilities
Bank deposits	$459,913
Payables to brokerage clients	131,013
Other liabilities	54,185

Total liabilities	645,111

Stockholders’ equity	71,675
Total liabilities and stockholders’ equity	$716,786

Condensed Consolidated Statement of Income
(millions of Canadian dollars, except as noted)	For the three months ended	For the nine months ended
	June 30, 2021	June 30, 2021
Net Revenues
Net interest revenue	$2,391	$ 7,168
Asset management and administration fees	1,286	3,859

Trading revenue and other	1,883	5,946

Total net revenues	5,560	16,973
Expenses Excluding Interest
Compensation and benefits	1,619	5,252

Other	1,830	5,205

Total expenses excluding interest	3,449	10,457
Income before taxes on income	2,111	6,516

Taxes on income	558	1,605

Net income	1,553	4,911

Preferred stock dividends and other	182	415

Net Income available to common stockholders	1,371	4,496

Other comprehensive income (loss)	1,879	(4,221)
Total comprehensive income	$3,250	$ 275
Earnings per common shares outstanding – basic (Canadian dollars)	$ 0.73	$ 2.40
Earnings per common shares outstanding – diluted (Canadian dollars)	0.72	2.39

NOTE 8:  SIGNIFICANT ACQUISITIONS

The Bank completed two acquisitions during the third quarter of fiscal 2021:

Acquisition of Wells Fargo & Company’s Canadian Direct Equipment Finance Business

On May 1, 2021, the Bank acquired the Canadian Direct Equipment Finance business of Wells Fargo & Company. The results of the acquired business have been consolidated from the acquisition date and included in the Canadian Retail segment.

Acquisition of Headlands Tech Global Markets, LLC

On July 1, 2021, the Bank acquired Headlands Tech Global Markets, LLC, a Chicago based quantitative fixed income trading company. The results of the acquired business have been consolidated from the acquisition date and included in the Wholesale segment.

These acquisitions were accounted for as business combinations under the purchase method. The excess of accounting consideration over the fair value of tangible net assets acquired is allocated to other intangibles and goodwill. The purchase price allocation is subject to refinement during the measurement period and may be adjusted to reflect new information about facts and circumstances that existed at the acquisition date.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 71

NOTE 9: GOODWILL

Goodwill by Segment

(millions of Canadian dollars)	Canadian Retail	U.S. Retail[1]	Wholesale Banking	Total
Carrying amount of goodwill as at November 1, 2019	$2,836	$13,980	$160	$16,976
Foreign currency translation adjustments and other	10	162	–	172

Carrying amount of goodwill as at October 31, 2020[2]	$2,846	$14,142	$160	$17,148
Additions (disposals)	40	–	111	151
Foreign currency translation adjustments and other	(55)	(902)	(1)	(958)
Carrying amount of goodwill as at July 31, 2021[2]	$2,831	$13,240	$270	$16,341

[1]	Goodwill predominantly relates to U.S. personal and commercial banking.
[2]	Accumulated impairment as at July 31, 2021 and October 31, 2020 was nil.

NOTE 10: OTHER ASSETS

Other Assets

(millions of Canadian dollars)		As at

	July 31 2021	October 31 2020
Accounts receivable and other items	$9,938	$10,799
Accrued interest	2,125	2,336
Current income tax receivable	1,453	2,294
Defined benefit asset	334	9
Insurance-related assets, excluding investments	2,020	2,268
Prepaid expenses	1,165	1,150
Total	$17,035	$18,856

NOTE 11: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal and are in general chequing accounts. Notice deposits are those for which the Bank can legally require notice prior to withdrawal and are in general savings accounts. Term deposits are payable on a given date of maturity and are purchased by customers to earn interest over a fixed period, with terms ranging from one day to ten years and generally include fixed term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at July 31, 2021, was $275 billion (October 31, 2020 – $287 billion).

Deposits

(millions of Canadian dollars)	As at
	By Type			By Country			July 31 2021	October 31 2020
	Demand	Notice	Term[1]	Canada	United States	International	Total	Total
Personal	$22,427	$552,131	$51,980	$291,917	$334,621	$–	$626,538	$625,200
Banks[2]	14,102	208	11,328	19,421	21	6,196	25,638	28,969
Business and government[3]	133,641	213,104	119,760	312,562	149,621	4,322	466,505	481,164
	170,170	765,443	183,068	623,900	484,263	10,518	1,118,681	1,135,333
Trading[2]	–	–	29,445	14,219	3,009	12,217	29,445	19,177
Designated at fair value through profit or loss[2,4]	–	–	92,328	48,355	31,303	12,670	92,328	59,626
Total	$170,170	$765,443	$304,841	$686,474	$518,575	$35,405	$1,240,454	$1,214,136
Non-interest-bearing deposits included above
In domestic offices							$67,849	$55,920
In foreign offices							82,849	76,099
Interest-bearing deposits included above
In domestic offices							618,625	604,625
In foreign offices							471,123	472,913
U.S. federal funds deposited[2]							8	4,579
Total[3,5]							$1,240,454	$1,214,136

[1]

Includes $36.8 billion (October 31, 2020 – $27.6 billion) of senior debt which is subject to the bank recapitalization “bail-in” regime. This regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.

[2]	Includes deposits and advances with the Federal Home Loan Bank.
[3]	Includes $29.6 billion relating to covered bondholders (October 31, 2020 – $40.5 billion) and $0.5 billion (October 31, 2020 – $1.2 billion) due to TD Capital Trust lV – Series 2.
[4]

Financial liabilities designated at FVTPL on the Interim Consolidated Balance Sheet also includes $27 million (October 31, 2020 – $39 million) of loan commitments and financial guarantees designated at FVTPL.

[5]	Includes deposits of $700 billion (October 31, 2020 – $708 billion) denominated in U.S. dollars and $49 billion (October 31, 2020 – $44 billion) denominated in other foreign currencies.

Redemption of TD Capital Trust IV Notes – Series 3

On June 30, 2021, TD Capital Trust IV redeemed all of the outstanding $750 million TD Capital Trust IV Notes – Series 3. The proceeds from the issuance of TD Capital Trust IV Notes – Series 3 were invested in Bank deposit notes which were redeemed on June 30, 2021.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 72

NOTE 12: OTHER LIABILITIES

Other Liabilities

(millions of Canadian dollars)	As at
	July 31 2021	October 31 2020
Accounts payable, accrued expenses, and other items[1]	$5,983	$6,571
Accrued interest	673	1,142
Accrued salaries and employee benefits	3,386	2,900
Cheques and other items in transit	2,522	2,440
Current income tax payable	355	275
Deferred tax liabilities	260	284
Defined benefit liability	1,906	3,302
Lease liabilities	5,572	6,095
Liabilities related to structured entities	4,284	5,898

Provisions	1,356	1,569
Total	$26,297	$30,476

[1]	Includes dividends payable of $1,389 million as at July 31, 2021 (October 31, 2020 – $1,383 million).

NOTE 13: Equity

The following table summarizes the changes to the shares and other equity instruments issued and outstanding, and treasury shares held as at and for the three and nine months ended July 31, 2021 and July 31, 2020.

Shares and Other Equity Instruments Issued and Outstanding and Treasury Shares Held

(millions of shares and millions of Canadian dollars)	For the three months ended				For the nine months ended
	July 31, 2021		July 31, 2020		July 31, 2021		July 31, 2020
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Common Shares
Balance as at beginning of period	1,820.4	$22,790	1,803.7	$21,766	1,816.1	$22,487	1,812.5	$21,713
Proceeds from shares issued on exercise of stock options	0.9	56	0.2	12	2.5	146	1.2	65
Shares issued as a result of dividend reinvestment plan	1.2	99	10.0	583	3.9	312	12.2	726

Purchase of shares for cancellation and other	–	–	–	–	–	–	(12.0)	(143)
Balance as at end of period	1,822.5	$22,945	1,813.9	$22,361	1,822.5	$22,945	1,813.9	$22,361
Preferred Shares – Class A
Balance as at beginning of period	198.0	$4,950	232.0	$5,800	226.0	$5,650	232.0	$5,800

Redemption of shares[1]	–	–	–	–	(28.0)	(700)	–	–
Balance as at end of period	198.0	$4,950	232.0	$5,800	198.0	$4,950	232.0	$5,800
Treasury shares – common[2]
Balance as at beginning of period	1.7	$(123)	0.3	$(25)	0.5	$(37)	0.6	$(41)
Purchase of shares	29.8	(2,565)	35.6	(2,152)	107.9	(8,398)	104.2	(6,787)

Sale of shares	(29.0)	2,499	(35.0)	2,118	(105.9)	8,246	(103.9)	6,769
Balance as at end of period	2.5	$(189)	0.9	$(59)	2.5	$(189)	0.9	$(59)
Treasury shares – preferred[2]
Balance as at beginning of period	0.2	$(5)	0.2	$(3)	0.1	$(4)	0.3	$(6)
Purchase of shares	1.1	(28)	1.4	(29)	4.4	(107)	5.0	(98)

Sale of shares	(1.1)	28	(1.4)	27	(4.3)	106	(5.1)	99
Balance as at end of period	0.2	$(5)	0.2	$(5)	0.2	$(5)	0.2	$(5)
Other Equity Instruments
Balance as at beginning of period	–	$–	–	$–	–	$–	–	$–

Issue of limited recourse capital notes[3]	1.8	1,750	–	–	1.8	1,750	–	–
Balance as at end of period	1.8	$1,750	–	$–	1.8	$1,750	–	$–

[1]

On April  30, 2021, the Bank redeemed all of its 28 million outstanding Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares Non-Viability Contingent Capital (NVCC), Series 12 (“Series 12 Shares”), at a redemption price of $25.00 per Series 12 Share, for a total redemption cost of $700 million.

[2]	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.
[3]	For Limited Recourse Capital Notes, the number of shares represents the number of notes issued.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 73

Limited Recourse Capital Notes

On July 29, 2021, the Bank issued $1,750 million of Limited Recourse Capital Notes NVCC, Series 1 (the “LRCNs”) with recourse limited to assets held in a trust consolidated by the Bank (the “Limited Recourse Trust”). The Limited Recourse Trust’s assets consist of $1,750 million of the Bank’s Non-Cumulative 5-Year Fixed Rate Reset Preferred Shares NVCC, Series 26 (“Preferred Shares Series 26”) at a price of $1,000 per share, issued concurrently with the LRCNs. The Preferred Shares Series 26 are eliminated on the Bank’s consolidated financial statements.

The LRCNs bear interest at a fixed rate of 3.6% per annum, payable semi-annually, until October 31, 2026 and thereafter at a rate per annum, reset every five years, equal to the prevailing 5-year Government of Canada Yield plus 2.747% until maturity on October 31, 2081. The Bank may redeem the LRCNs, in whole or in part, during the period from October 1 to and including October 31, commencing in 2026 and every five years thereafter, with the prior written approval of OSFI. In the event of (i) non-payment of interest following any interest payment date, (ii) non-payment of the redemption price in case of a redemption of the LRCNs, (iii) non-payment of principal plus accrued and unpaid interest at the maturity of the LRCNs, (iv) an event of default on the LRCNs, or (v) a Trigger Event, the recourse of each LRCN holder will be limited to that holder’s pro rata share of the Limited Recourse Trust’s assets. A Trigger Event is defined as an event where OSFI deems the Bank non-viable or a federal or provincial government of Canada publicly announces that the Bank has accepted or agreed to accept a capital injection or equivalent support from it.

The LRCNs, by virtue of the recourse to the Preferred Shares Series 26, include standard NVCC provisions necessary for them to qualify as Additional Tier 1 Capital under OSFI’s Capital Adequacy Requirements guideline. NVCC provisions require the conversion of the instrument into a variable number of common shares upon the occurrence of a Trigger Event. In such an event, each Preferred Share Series 26 held in the Limited Recourse Trust will automatically and immediately be converted into a variable number of common shares which will be delivered to LRCN holders in satisfaction of the principal amount of, and accrued and unpaid interest on, the LRCNs. The number of common shares issued will be determined based on the conversion formula set out in the terms of the Preferred Shares Series 26.

The LRCNs are compound instruments with both equity and liability features as payments of interest and principal in cash are made at the Bank’s discretion. Non-payment of interest and principal in cash does not constitute an event of default and will trigger the delivery of Preferred Shares Series 26. The liability component has a nominal value and, therefore, the proceeds received upon issuance have been presented as equity, and any interest payments are accounted for as distributions on other equity instruments.

NOTE 14:  SHARE-BASED COMPENSATION

For the three and nine months ended July 31, 2021, the Bank recognized compensation expense for stock option awards of $5.1 million and $21.0 million, respectively (three and nine months ended July 31, 2020 – $2.1 million and $9.1 million, respectively).

During the three months ended July 31, 2021 and July 31, 2020, nil stock options were granted by the Bank. During the nine months ended July 31, 2021, 2.2 million (nine months ended July 31, 2020 – 2.1 million) stock options were granted by the Bank at a weighted-average fair value of $8.90 per option (July 31, 2020 – $5.55 per option).

The following table summarizes the assumptions used for estimating the fair value of options for the nine months ended July 31, 2021 and July 31, 2020.

Assumptions Used for Estimating the Fair Value of Options1

(in Canadian dollars, except as noted)	For the nine months ended
	July 31 2021	July 31 2020
Risk-free interest rate	0.71%	1.59%
Option contractual life	10 years	10 years
Expected volatility[2]	18.50%	12.90%
Expected dividend yield	3.61%	3.50%

Exercise price/share price	$71.88	$72.84

[1]	Prior period disclosure has been updated to align with the current period disclosure.
[2]	Expected volatility is calculated based on the average daily volatility measured over a historical period.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 74

NOTE 15:  EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank’s principal pension and non-pension post-retirement defined benefit plans and the Bank’s significant other defined benefit pension and post-retirement benefit plans, for the three and nine months ended July 31, 2021 and July 31, 2020.

Defined Benefit Plan Expenses

(millions of Canadian dollars)	Principal pension plans		Principal post-retirement benefit plan		Other pension and post-retirement benefit plans[1]
		For the three months ended
	July 31 2021	July 31 2020	July 31 2021	July 31 2020	July 31 2021	July 31 2020
Service cost – benefits earned	$130	$116	$2	$5	$2	$2
Net interest cost on net defined benefit liability	6	4	3	4	4	7
Past service cost (credit)	–	–	–	–	–	–

Defined benefit administrative expenses	3	3	–	–	1	1
Total	$139	$123	$5	$9	$7	$10

		For the nine months ended
	July 31 2021	July 31 2020	July 31 2021	July 31 2020	July 31 2021	July 31 2020
Service cost – benefits earned	$391	$350	$7	$13	$6	$6
Net interest cost on net defined benefit liability	18	11	8	13	14	21
Past service cost (credit)	–	–	–	–	1	–

Defined benefit administrative expenses	8	8	–	–	3	4
Total	$417	$369	$15	$26	$24	$31

[1]

Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.

The following table summarizes expenses for the Bank’s defined contribution plans for the three and nine months ended July 31, 2021 and July 31, 2020.

Defined Contribution Plan Expenses

(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31 2021	July 31 2020	July 31 2021	July 31 2020
Defined contribution pension plans[1]	$44	$44	$138	$129

Government pension plans[2]	83	85	294	290
Total	$127	$129	$432	$419

[1]	Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k) plan.
[2]	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

The following table summarizes the remeasurements recognized in other comprehensive income for the Bank’s principal pension and post-retirement defined benefit plans for the three and nine months ended July 31, 2021 and July 31, 2020.

Remeasurement of Defined Benefit Plans1,2,3

(millions of Canadian dollars)	Principal pension plans		Principal post-retirement benefit plan
	For the three months ended
	July 31 2021	July 31 2020	July 31 2021	July 31 2020
Actuarial gains (losses) – defined benefit plan obligations	$(416)	$(1,074)	$(18)	$(61)

Actuarial gains (losses) – return on plan assets less interest income	548	423	–	–
Total	$132	$(651)	$(18)	$(61)
	For the nine months ended
	July 31 2021	July 31 2020	July 31 2021	July 31 2020
Actuarial gains (losses) – defined benefit plan obligations	$974	$(1,185)	$24	$(55)

Actuarial gains (losses) – return on plan assets less interest income	765	334	–	–
Total	$1,739	$(851)	$24	$(55)

[1]

Excludes the Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, supplemental employee retirement plans, and other employee benefit plans as these plans are not remeasured on a quarterly basis.

[2]	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. All other assumptions are updated annually.
[3]	Amounts are presented on a pre-tax basis.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 75

NOTE 16:  INCOME TAXES

The Canada Revenue Agency (CRA), Revenu Québec Agency (RQA) and Alberta Tax and Revenue Administration (ATRA) are denying certain dividend deductions claimed by the Bank. To date, the CRA has reassessed the Bank for $1,032 million of income tax and interest for the years 2011 to 2015, the RQA has reassessed the Bank for $34 million for the years 2011 to 2015, and the ATRA has reassessed the Bank for $33 million for the years 2011 to 2014. In total, the Bank has been reassessed for $1,099 million of income tax and interest for these periods. The Bank expects the CRA, RQA, and ATRA to continue to reassess open years on the same basis. The Bank is of the view that its tax filing positions were appropriate and intends to challenge all reassessments.

NOTE 17:  EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank’s basic and diluted earnings per share for the three and nine months ended July 31, 2021 and July 31, 2020.

Basic and Diluted Earnings Per Share

(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	July 31 2021	July 31 2020	July 31 2021	July 31 2020
Basic earnings per share
Net income attributable to common shareholders	$3,489	$2,180	$10,331	$6,549

Weighted-average number of common shares outstanding (millions)	1,818.8	1,802.3	1,816.8	1,805.4
Basic earnings per share (Canadian dollars)	$1.92	$1.21	$5.69	$3.63
Diluted earnings per share
Net income attributable to common shareholders	$3,489	$2,180	$10,331	$6,549

Net income available to common shareholders including impact of dilutive securities	3,489	2,180	10,331	6,549
Weighted-average number of common shares outstanding (millions)	1,818.8	1,802.3	1,816.8	1,805.4
Effect of dilutive securities

Stock options potentially exercisable (millions)[1]	3.0	1.2	2.4	1.7

Weighted-average number of common shares outstanding – diluted (millions)	1,821.8	1,803.5	1,819.2	1,807.1
Diluted earnings per share (Canadian dollars)[1]	$1.92	$1.21	$5.68	$3.62

[1]

For the three and nine months ended July 31, 2021, no outstanding options were excluded from the computation of diluted earnings per share. For the three and nine months ended July 31, 2020, the computation of diluted earnings per share excluded average options outstanding of 7.7 million and 5.5 million, respectively, with a weighted-average exercise price of $70.15 and $71.47, respectively, as the option price was greater than the average market price of the Bank’s common shares.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 76

NOTE 18:  CONTINGENT LIABILITIES

Other than as described below, there have been no new significant events or transactions as previously identified in Note 27 of the Bank’s 2020 Annual Consolidated Financial Statements.

LEGAL AND REGULATORY MATTERS

LITIGATION

In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions, including but not limited to civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. The Bank establishes provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at July 31, 2021, the Bank’s RPL is from zero to approximately $1.5 billion (October 31, 2020 – from zero to approximately $951 million). The Bank’s provisions and RPL represent the Bank’s best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank’s provisions and/or RPL to be significantly different from its actual or RPL. For example, the Bank’s estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many proceedings whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the proceedings, some of which are beyond the Bank’s control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some actions seek very large or indeterminate damages.

In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

Stanford Litigation – On November 30, 2020, the Southern District of Texas (S.D. Tex.) Court stayed and administratively closed Smith v. Independent Bank, et al., subject to reinstatement on the parties’ motion. On January 29, 2021, the removing bank defendant and plaintiffs requested that the S.D. Tex. Court extend the current stay and administrative closure for an additional period of 60 days. On February 1, 2021, the S.D. Tex. Court granted the request. On February 3, 2021, the Fifth Circuit affirmed the Court’s denial of intervention. On February 17, 2021, the Bank and the other bank appellees filed a petition for rehearing of the Fifth Circuit’s decision regarding the Official Stanford Investors Committee’s (OSIC) standing to pursue the intervenors’ claims. On March 12, 2021, the Fifth Circuit denied the petition for rehearing, but clarified its prior holding regarding the OSIC’s standing to pursue the intervenors’ claims.

On March 19, 2021, plaintiffs in Rotstain v. Trustmark National Bank, et al. filed a notice abandoning four of the seven claims asserted against the Bank: (i) aiding, abetting, or participation in fraudulent transfers; (ii) aiding, abetting or participation in a fraudulent scheme; (iii) aiding, abetting or participation in conversion; and (iv) civil conspiracy. On March 25, 2021, the Northern District of Texas (N.D. Tex.) Court struck the May 6, 2021 ready-for-trial date to allow the trial court to set appropriate deadlines after remand. On April 2, 2021, the S.D. Tex. Court granted a further stay of Smith v. Independent Bank, et al. until July 31, 2021, and the case remains administratively closed.

On February 12, 2021, TD Bank and the other Bank Defendants filed motions for summary judgment in Rotstain v. Trustmark National Bank, et al., and briefing was complete on the motions as of April 9, 2021.

The trial of the Canadian action in the Ontario Superior Court of Justice took place from January 11, 2021 to April 29, 2021. On June 8, 2021, the Superior Court rendered judgment dismissing the action. On July 8, 2021, the Joint Liquidators filed an appeal in the Court of Appeal for Ontario. The Bank expects that the hearing of the appeal will be in 2022.

Credit Card Fees –The Bank, together with the other defendants remaining, has entered into a settlement in principle with the class. This settlement is subject to the approval of the five courts in which the remaining five actions were filed.

TD Ameritrade Stockholder Litigation – On May 12, 2020, a stockholder of TD Ameritrade Holding Corporation (“Ameritrade”) filed a class action complaint captioned Hawkes v. Bettino, et al., CA No. 2020-0360-PAF, in the Delaware Court of Chancery challenging the transaction between Ameritrade and Schwab. Among other claims, the initial complaint alleged that the merger was subject to Delaware’s interested stockholder statute but violated that statute because it had not been conditioned on approval of 66 2/3% of Ameritrade’s shares, excluding those held by the Bank and Schwab. On June 4, 2020, a sufficient percentage of Ameritrade’s shares were voted to approve the transaction and the plaintiff thereafter dismissed that claim. On February 5, 2021, the plaintiff filed an amended complaint naming as defendants the Bank, certain TD Bank-affiliated entities, the five former Ameritrade directors designated by the Bank, certain other former officers and directors of Ameritrade, and Schwab. The amended complaint alleges that the Bank was a controlling stockholder of Ameritrade and breached its fiduciary duties by negotiating an amended Insured Deposit Account Agreement with Schwab that improperly diverted merger consideration from Ameritrade’s other stockholders. The amended complaint further asserts breach of fiduciary duty claims against the Bank-designated directors and the other individual defendants based on the same allegations. Finally, the amended complaint alleges that Schwab aided and abetted the breaches by the other defendants. On April 29, 2021, all defendants moved to dismiss the complaint for failure to state a claim. The motion to dismiss hearing is scheduled for September 2, 2021.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 77

NOTE 19:  SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and the Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in Schwab; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

The following table summarizes the segment results for the three and nine months ended July 31, 2021 and July 31, 2020.

Results by Business Segment1,2

(millions of Canadian dollars)	Canadian Retail		U.S. Retail		Wholesale Banking[3]		Corporate[3]		Total

	For the three months ended July 31
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Net interest income	$3,044	$2,910	$1,990	$2,256	$632	$531	$338	$404	$6,004	$6,101

Non-interest income	3,535	3,116	691	595	451	866	31	(13)	4,708	4,564

Total revenue	6,579	6,026	2,681	2,851	1,083	1,397	369	391	10,712	10,665
Provision for (recovery of) credit losses	100	951	(96)	897	2	123	(43)	217	(37)	2,188
Insurance claims and related expenses	836	805	–	–	–	–	–	–	836	805

Non-interest expenses	2,748	2,533	1,518	1,646	635	669	715	459	5,616	5,307

Income (loss) before income taxes and share of net income from investment in Schwab and TD Ameritrade	2,895	1,737	1,259	308	446	605	(303)	(285)	4,297	2,365
Provision for (recovery of) income taxes	770	474	161	(48)	116	163	(125)	(144)	922	445

Share of net income from investment in Schwab and TD Ameritrade[4,5]	–	–	197	317	–	–	(27)	11	170	328
Net income (loss)	$2,125	$1,263	$1,295	$673	$330	$442	$(205)	$(130)	$3,545	$2,248

	For the nine months ended July 31
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Net interest income (loss)	$8,895	$9,079	$5,971	$6,763	$1,941	$1,381	$1,062	$1,247	$17,869	$18,470

Non-interest income (loss)	10,091	9,225	2,007	1,792	1,609	2,323	176	(8)	13,883	13,332

Total revenue	18,986	18,304	7,978	8,555	3,550	3,704	1,238	1,239	31,752	31,802
Provision for (recovery of) credit losses	205	2,495	(174)	2,353	(41)	514	(91)	963	(101)	6,325
Insurance claims and related expenses	2,057	2,256	–	–	–	–	–	–	2,057	2,256

Non-interest expenses	8,091	7,757	4,800	4,919	2,051	1,937	2,187	1,282	17,129	15,895

Income (loss) before income taxes and share of net income from investment in Schwab and TD Ameritrade	8,633	5,796	3,352	1,283	1,540	1,253	(858)	(1,006)	12,667	7,326
Provision for (recovery of) income taxes	2,289	1,572	393	(120)	390	321	(361)	(419)	2,711	1,354

Share of net income from investment in Schwab and TD Ameritrade[4,5]	–	–	652	752	–	–	(91)	28	561	780
Net income (loss)	$6,344	$4,224	$3,611	$2,155	$1,150	$932	$(588)	$(559)	$10,517	$6,752
Total assets	$500,429	$461,358	$554,418	$548,402	$500,002	$524,286	$148,244	$163,259	$1,703,093	$1,697,305

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]

The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

[3]	Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
[4]

The after-tax amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

[5]	The Bank’s share of Schwab’s and TD Ameritrade’s earnings is reported with a one-month lag. Refer to Note 7 for further details.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 78

NOTE 20:  INTEREST INCOME AND EXPENSE

The following table presents interest income and interest expense by basis of accounting measurement.

Interest Income and Expense1

(millions of Canadian dollars)		For the three months ended
	July 31, 2021		July 31, 2020
	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost	$6,369	$812	$6,867	$1,039

Measured at FVOCI	128	n/a	274	n/a

	6,497	812	7,141	1,039

Not measured at amortized cost or FVOCI[2]	809	490	1,004	1,005
Total	$7,306	$1,302	$8,145	$2,044

		For the nine months ended
	July 31, 2021		July 31, 2020
	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost	$19,244	$2,681	$22,155	$5,379

Measured at FVOCI	438	n/a	1,555	n/a

	19,682	2,681	23,710	5,379

Not measured at amortized cost or FVOCI[2]	2,460	1,592	4,298	4,159
Total	$22,142	$4,273	$28,008	$9,538

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]	Includes interest income, interest expense, and dividend income for financial instruments that are measured or designated at FVTPL and equities designated at FVOCI.

NOTE 21:  REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

During the nine months ended July 31, 2021, the Bank complied with the OSFI Basel III guidelines related to capital ratios and the leverage ratio. Effective January 1, 2016, OSFI’s target Common Equity Tier 1 (CET1), Tier 1, and Total Capital ratios for Canadian banks designated as domestic systemically important banks (D-SIBs) includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively. On June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffers through the introduction of the public domestic stability buffer (DSB) which is held by D-SIBs against Pillar 2 risks. The current buffer is set at 1% of total risk-weighted assets and must be met with CET1 Capital, effectively raising the CET1 minimum to 9%. In addition, on November 22, 2019, the Bank was designated a global systemically important bank (G-SIB). The OSFI target includes the greater of the D-SIB or G-SIB surcharge, both of which are currently 1%.

On June 17, 2021, OSFI announced that the DSB would increase to 2.50% of total risk-weighted assets, effective October 31, 2021.

The following table summarizes the Bank’s regulatory capital positions as at July 31, 2021 and October 31, 2020.

Regulatory Capital Position1

(millions of Canadian dollars, except as noted)		As at
	July 31 2021	October 31 2020
Capital
Common Equity Tier 1 Capital	$67,262	$62,616
Tier 1 Capital	74,039	69,091
Total Capital	86,201	80,021
Risk-weighted assets used in the calculation of capital ratios	465,453	478,909
Capital and leverage ratios
Common Equity Tier 1 Capital ratio	14.5%	13.1%
Tier 1 Capital ratio	15.9	14.4
Total Capital ratio	18.5	16.7

Leverage ratio	4.8	4.5

[1]	Includes capital adjustments provided by OSFI in response to COVID-19 pandemic. Refer to “Capital Position” section of the Bank’s 2020 Annual Report for additional detail.

NOTE 22:  RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A relating to market, liquidity, and insurance risks are an integral part of the Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 79

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or www.astfinancial.com/ca-en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare Trust Company, N.A.

P.O. Box 505000

Louisville, KY 40233, or

Computershare Trust Company, N.A.

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610

www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on August 26, 2021. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call will feature presentations by TD executives on the Bank’s financial results for the third quarter and discussions of related disclosures, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on August 26, 2021 by approximately 1:30 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on August 26, 2021, until 11:59 p.m. ET on September 10, 2021 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 7300743#.

Annual Meeting

Thursday, April 14, 2022

Toronto, Ontario

TD BANK GROUP • THIRD QUARTER 2021 • REPORT TO SHAREHOLDERS	Page 80